     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1998


                                                      REGISTRATION NO. 333-43209
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                Amendment No. 2

                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                 BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             7373                            76-0553110
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                       10375 RICHMOND AVENUE, SUITE 1620
                              HOUSTON, TEXAS 77042
                                 (713) 361-2500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                MARSHALL G. WEBB
                 BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
                       10375 RICHMOND AVENUE, SUITE 1620
                              HOUSTON, TEXAS 77042
                                 (713) 361-2500
                              FAX: (713) 361-2501
           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)
                             ---------------------

                                   Copies to:

               ROBERT J. VIGUET, JR.                                CHARLES L. STRAUSS
  CHAMBERLAIN, HRDLICKA, WHITE, WILLIAMS & MARTIN               FULBRIGHT & JAWORSKI L.L.P.
           1200 SMITH STREET, SUITE 1400                         1301 MCKINNEY, 51ST FLOOR
             HOUSTON, TEXAS 77002-4310                           HOUSTON, TEXAS 77010-3095
                  (713) 658-1818                                      (713) 651-5151
                FAX: (713) 658-2553                                 FAX: (713) 651-5246


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 24, 1998


                                3,750,000 SHARES


                                      LOGO


                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by BrightStar Information Technology Group, Inc. ("BrightStar"). Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "BTSR."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO                                        PROCEEDS TO
                                            PUBLIC          UNDERWRITING DISCOUNT(1)        COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share........................             $                        $                        $
Total(3).........................             $                        $                        $
=============================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses of the Offering payable by BrightStar, estimated at $3,600,000.


(3) BrightStar has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 562,500 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------
     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares
will be made against payment on or about           , 1998 at the offices of CIBC
Oppenheimer Corp., CIBC Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------
CIBC OPPENHEIMER                                      DAIN RAUSCHER INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1998

Description of Graphics:

     Three concentric circles, with "ERP" at the center, with the middle ring divided into four segments with "Application Development," "Consulting," "Outsourcing," and "Systems Integration" in each of the respective segments, and the outer ring divided into two parts, with "Training" at the top and "Upgrades and Support" at the bottom. Above the circles, in the top left corner, the BrightStar logo, and below the circles, "ERP*PLUS(sm) Comprehensive ERP Solutions and Support."

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  This Prospectus may contain trademarks and service marks of other companies.

                               PROSPECTUS SUMMARY


     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Prospectus, including "Risk Factors" and the financial statements and the notes thereto. Concurrently with and as a condition to the closing of the Offering, BrightStar will (i) acquire, in separate transactions (collectively, the "Acquisitions"), seven independent information technology ("IT") services companies (each a "Founding Company") for a combination of cash and shares of Common Stock, par value $0.001 per share, of BrightStar ("Common Stock") and
(ii) issue Common Stock in exchange for all outstanding shares of common stock of BIT Group Services, Inc. ("BITG"), including the issuance of 553,710 shares to BIT Investors, LLC ("BITI") and 346,800 shares to senior management of BrightStar (the "Share Exchange"). BITG is currently the sole stockholder of BrightStar. Unless otherwise indicated by the context, references herein to (i) "BrightStar" mean BrightStar Information Technology Group, Inc. and BITG and
(ii) the "Company" mean BrightStar, together with all the Founding Companies. The number of shares of Common Stock to be issued in the Acquisitions will depend on the initial public offering price of the Common Stock. However, as provided in the agreement relating to the Share Exchange (the "Share Exchange Agreement"), the aggregate number of shares of Common Stock to be issued in connection with the Acquisitions (excluding any shares that may become issuable pursuant to post-closing adjustments to the purchase price for two of the Acquisitions) and the Share Exchange will be 3,588,735 shares. See "The Company" and "Certain Transactions -- Acquisitions of the Founding Companies." Unless otherwise indicated, the information set forth in this Prospectus (i) gives effect to the Acquisitions and the Share Exchange, (ii) assumes an initial public offering price of $12.00 per share (the mid-point of the initial public offering price range) and (iii) does not give effect to the Underwriters' over-allotment option.


                                  THE COMPANY


     BrightStar is a professional services firm providing implementation of enterprise resource planning ("ERP") software systems and enterprise-wide business and technology solutions to Fortune 1000 companies and other large organizations. ERP*PLUS(SM), the Company's suite of services which cover the full range of IT systems development, includes: ERP software implementation, consulting, software application development, systems integration, outsourcing, training, upgrade and support. The Company is a SAP AG Implementation Partner in the U.S. and Australia and has preferred business partner relationships with PeopleSoft, Inc., Oracle Corp., Microsoft Corp. and Novell, Inc. The Company's goal is to become a leader in the fragmented IT services industry through consolidation of complementary companies, expansion of its service and product offerings and cross-selling to its combined customer base.



     BrightStar was founded in July 1997 to acquire companies providing a comprehensive range of IT services and business solutions and has entered into agreements to acquire the Founding Companies concurrently with the closing of the Offering. The Company employs more than 600 consultants in 14 U.S. cities and seven international locations and provides its services and products to clients across a broad spectrum of industries, including communications, consumer products, energy, financial services, health care, industrial, insurance, media, professional services, retail and technology. The Company has maintained long-term relationships with many of these clients involving a large number of projects. On a combined basis, the Founding Companies generated revenues of $32.6 million and $59.5 million for the twelve months ended December 31, 1996 and 1997, respectively.



     The worldwide IT market has expanded significantly in recent years, driven by the trends toward open systems, greater affordability and improvements in operating performance. The IT services market has expanded along with the IT industry in general. Forrester Research, an independent research organization that provides information concerning the IT services industry, has estimated that the market for consulting, design, implementation, management and outsourcing was $124 billion in 1996 and will increase to $303 billion by 2002, representing an approximate compounded annual growth rate of 16%.



     The Company believes that among the leading factors driving growth in the IT services market is the transition from mainframe-based computing and custom software applications to ERP software systems and to distributed computing technologies, such as client/server architectures, local area networks ("LANs"), wide area networks ("WANs"), the Internet and intranets. Such systems offer the increased functionality and flexibility that is important to the competitive needs of businesses. As an integral part of adopting client/server architectures, many organizations are replacing their older mainframe-based computing and custom software applications ("legacy systems") with fully integrated, packaged ERP software applications developed and marketed by leading vendors such as SAP AG, PeopleSoft, Inc. and Oracle Corp. These ERP software applications enable organizations to redesign their business processes in such areas as product development, service delivery, manufacturing, human resources, finance and accounting. Gartner Group, Inc., an internationally recognized consulting and research organization, has estimated that the global ERP software market, including license fees, service and maintenance, totaled more than $7.9 billion in 1996 and $10.6 billion in 1997, an increase of more than 34%. The Company believes that the cost to implement and integrate an ERP software system ranges from two to ten times the cost of the software license fee. Although these services may be offered by ERP software developers, in most cases ERP implementation and systems integration services are provided by third party service providers, such as the Company.



     The Company believes that the challenge of managing the transition to ERP software and client/server systems from legacy systems is placing a severe strain on many corporate IT departments. Consequently, organizations are increasingly using third party service providers to implement ERP software and in the design and development of custom solutions in order to improve efficiency, minimize the financial risks associated with implementing new technologies and reduce their existing IT infrastructures. In addition, organizations increasingly rely upon third party service providers as a cost-effective solution for large IT projects such as software remediation for legacy systems relating to the year 2000 ("Year 2000") problem, which Gartner Group, Inc. has estimated will cost in excess of $300 billion to resolve worldwide.



     The Company's goal is to be a leading provider of IT solutions. The Company's approach emphasizes: (i) ERP implementation expertise; (ii) access to a comprehensive range of IT solutions; (iii) a nationwide presence with strong local relationships in markets throughout the U.S. to enhance its responsiveness and client service; (iv) experienced consultants that address complex, mission critical issues; and (v) integrated but independently managed business units to provide flexibility and responsiveness to client needs and an entrepreneurial environment for its professionals.



     The Company's growth strategy focuses on: (i) maximizing intrinsic growth opportunities by centralizing certain administrative functions, thereby allowing management of the Founding Companies to focus on operations; (ii) capitalizing on cross-selling opportunities by implementing programs that enable each Founding Company to offer its particular IT expertise to the combined client base of the Founding Companies; (iii) attracting, training, motivating and retaining highly skilled employees; (iv) cultivating and expanding alliances with leading software vendors in order to enhance the Company's industry recognition and increase its sales opportunities; and (v) continuing its acquisition program to broaden the Company's service and product offerings and expand its presence in existing geographic markets or enter into new geographic markets.



     BrightStar has entered into definitive agreements to acquire the Founding Companies concurrently with and conditioned upon the closing of the Offering. The aggregate consideration BrightStar will pay to acquire the Founding Companies consists of (i) approximately $31.3 million in cash, (ii) 2,688,225 shares of Common Stock and (iii) the assumption of approximately $7.0 million of indebtedness of the Founding Companies. Two of the Acquisitions are subject to post-closing adjustments payable in shares of Common Stock, based on the 1998 financial performance of the subject Founding Companies (the "Post-Closing Adjustments"). The Company currently estimates that no shares of Common Stock will be issuable in connection with the Post-Closing Adjustments. Accordingly, the disclosures in this Prospectus assume that no shares of Common Stock will be issued in connection with the Post-Closing Adjustments. See "Certain Transactions -- Acquisitions of the Founding Companies."

                                  THE OFFERING

Common Stock offered by the
Company..........................    3,750,000 shares


Common Stock to be outstanding
after the Offering(1)............    7,338,735 shares



Use of proceeds..................    To pay the cash portion of the purchase
                                     price for the Acquisitions (estimated at $31.3 million), to repay certain indebtedness of BrightStar, to pay certain transaction costs related to the Offering and the Acquisitions and for general corporate purposes, which may include future acquisitions. See "Use of Proceeds."


Proposed Nasdaq National Market
symbol...........................    BTSR
---------------


(1) The number of shares to be outstanding when the Offering closes will consist of (i) an aggregate of 346,800 shares issued to BrightStar management in connection with the Share Exchange, (ii) an aggregate of 553,710 shares issued to BITI in connection with the Share Exchange, (iii) an aggregate of 2,688,225 shares issued as consideration in the Acquisitions and (iv) the 3,750,000 shares offered hereby. Such number of shares does not include (a) 605,000 shares that will be subject to options granted under BrightStar's 1997 Long-Term Incentive Plan (the "1997 Long-Term Incentive Plan") on the date the Offering closes, with an exercise price equal to the initial public offering price per share, (b) 50,000 shares issuable pursuant to a warrant (the "MG Warrant") issued by BrightStar to McFarland, Grossman & Company, Inc. ("MGCO"), a financial advisory firm that assisted the Company in connection with the Acquisitions, and (c) 16,666 shares issuable pursuant to an option (the "BGCA Option") issued by BrightStar to Brewer-Gruenert Capital Advisors, LLC ("BGCA"), a consulting firm engaged by the Company to assist in certain corporate development matters. See "Management -- 1997 Long-Term Incentive Plan" and "Certain Transactions."


                                  RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  PRO
                                                                FORMA(1)
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
STATEMENT OF OPERATIONS DATA:
  Revenue...................................................    $59,450
  Cost of revenue...........................................     44,183
  Selling, general and administrative expenses..............     13,395
  Stock compensation expense................................        305
  Depreciation and amortization(2)..........................      1,879
                                                                -------
  Loss from operations......................................       (312)
  Interest expense..........................................       (366)
  Other expense, net........................................        (69)
                                                                -------
  Loss before income taxes..................................       (747)
  Income tax provision(3)...................................        163
                                                                -------
  Net loss..................................................    $  (910)
                                                                =======
  Net loss per basic and diluted common share...............    $ (0.12)
                                                                =======
  Shares used in computing net loss per basic and diluted
     common share...........................................      7,339



                                                                    DECEMBER 31, 1997
                                                              -----------------------------
                                                                 PRO
                                                              FORMA(1)       AS ADJUSTED(4)
                                                              ---------      --------------
BALANCE SHEET DATA:
  Cash......................................................  $  1,942          $ 3,648
  Working capital (deficit).................................   (32,931)           4,970
  Total assets..............................................    61,796           68,083
  Long-term debt, net of current maturities.................       655              306
  Stockholders' equity......................................    11,788           54,619


---------------


(1) The pro forma combined statement of operations data assumes the Acquisitions, the Share Exchange and the Offering (and the application of the net proceeds therefrom) all were closed on January 1, 1997. The pro forma balance sheet data assumes the Acquisitions and the Share Exchange occurred on December 31, 1997. The pro forma combined statement of operations data for the year ended December 31, 1997 is presented on the basis of a year ended December 31 for each Founding Company with the financial results of Blackmarr, SCS Australia and SII (see "The Company" for the complete names of each) being recast for these purposes to reflect those results for the twelve-month period ended December 31, 1997. The pro forma combined financial information (i) is not necessarily indicative of the results the Company would have obtained had these events actually occurred when assumed or of the Company's future results, (ii) is based on preliminary estimates (primarily of the aggregate purchase price of the Acquisitions) and certain assumptions management deems appropriate and (iii) should be read in conjunction with the financial statements and notes thereto included in this Prospectus. Excludes the following non-recurring items: (a) a one-time write-off for in-process research and development of $3.0 million; and (b) compensation expense of $4.6 million for Common Stock issued to the members of BrightStar's management at a price below the initial public offering price.



(2) Includes $1.2 million annual amortization of goodwill to be recorded as a result of the Acquisitions, the Share Exchange and the Offering, calculated using the straight line method over an amortization period of 40 years.


(3) Assumes an effective tax rate of 39.0% on certain pro forma adjustments.


(4) Reflects the closing of the Offering and application of the net proceeds therefrom. Adjusted to reflect the sale of 3,750,000 shares of Common Stock issued by the Company at an assumed initial public offering price of $12.00 per share, deduction of the estimated underwriting discount and offering expenses payable by the Company and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including the risk factors set forth below, that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements.

ABSENCE OF COMBINED OPERATING HISTORY


     BrightStar was organized in July 1997 and has conducted no operations to date other than in connection with the Offering and the Acquisitions. The Founding Companies have operated as separate, independent businesses and there can be no assurance that the Company will be able to integrate these businesses successfully or to institute the necessary systems and procedures, including accounting and financial reporting systems, to manage the combined enterprises on a profitable basis. BrightStar's executive management team has only recently been assembled, and no assurance can be given that it will be able to manage effectively the combined entity or implement the Company's business strategy. Until the Company establishes centralized accounting and other administrative systems, it will rely on the existing systems of the Founding Companies. The success of the Company will depend, in part, on the extent to which it is able to centralize these systems, eliminate the unnecessary duplication of other functions and otherwise integrate the Founding Companies and such additional businesses as the Company may acquire. The inability of the Company to integrate the Founding Companies and any subsequently acquired businesses successfully could have a material adverse effect on the Company. See "Business -- Growth Strategy" and "Management."


RISKS RELATED TO INTERNAL GROWTH AND OPERATING STRATEGIES

     There can be no assurance that the Company will be able to improve the profitability and expand the net sales of the Founding Companies and any subsequently acquired businesses. The Company's ability to increase the net sales of the Founding Companies and any subsequently acquired businesses will be affected by various factors, including demand for IT services, the Company's ability to expand the range of services it offers and the Company's ability to enter new markets successfully. Many of these factors are beyond the control of the Company. In addition, the Company's ability to effectively manage growth will require the Company to expand and improve its operational, financial and other internal systems and to attract, train, motivate and retain qualified employees. If the Company's management is unable to manage internal growth, or if new employees are unable to achieve anticipated performance levels, there could be a material adverse effect on the Company. See "Business -- Growth Strategy."

ATTRACTION AND RETENTION OF QUALIFIED EMPLOYEES

     The Company's success depends in large part on its ability to attract, train, motivate and retain highly skilled and experienced technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. Other providers of technical staffing services, systems integrators, providers of outsourcing services, computer consulting firms and temporary personnel agencies provide intense competition for IT professionals with the skills and experience required to perform the services offered by the Company. Competition for these professionals has increased in recent years and the Company expects such competition will continue to increase for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of technical personnel or the Company's inability to hire or retain sufficient technical personnel could impair the Company's ability to secure and complete client engagements and could have a material adverse effect on the Company. See "Business -- Human Resources."

FLUCTUATIONS IN OPERATING RESULTS


     The Company's revenue and results of operations may fluctuate significantly from quarter to quarter or year to year because of a number of factors, including but not limited to: the rate of hiring and the productivity of revenue-generating personnel; the availability of qualified IT professionals; the significance of client engagements commenced and completed during a quarter; the number of business days in a quarter; changes in the relative mix of the Company's services; changes in the pricing of the Company's services; the timing and rate of entrance into new geographic or IT speciality markets; departures or temporary absences of key revenue-generating personnel; the structure and timing of acquisitions; changes in the demand for IT services; and general economic factors. The timing of revenue is difficult to forecast because the Company's sales cycle for certain of its services can be relatively long and is subject to a number of uncertainties, including clients' budgetary constraints, the timing of clients' budget cycles, clients' internal approval processes and general economic conditions. In addition, as is customary in the industry, the Company's engagements generally are terminable without client penalty. An unanticipated termination of a major project could result in a higher than expected number of unassigned persons or higher severance expenses as a result of the termination of the under-utilized employees. Due to all the foregoing factors, the Company believes period-to-period comparisons of its revenue and operating results should not be relied on as indicators of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

     As an integral part of its business strategy, the Company will seek to expand by acquiring additional IT businesses. The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be predicted. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities available to the Company and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial difficulties. In addition, acquisitions involve a number of other risks, including failure of the acquired businesses to achieve expected results, diversion of management's attention and resources to acquisitions, failure to retain key customers or personnel of the acquired businesses and risks associated with unanticipated events, liabilities or contingencies. Client dissatisfaction or performance problems at a single acquired firm could negatively affect the reputation of the Company. Acquisitions accounted for as purchases may result in substantial annual noncash amortization charges for goodwill and other intangible assets in the Company's statements of operations. If the Company is unable to acquire complementary IT service businesses on reasonable terms or successfully integrate and manage acquired companies, or if performance problems occur at acquired companies, there could be a material adverse effect on the Company. See "Use of Proceeds" and "Business -- Growth Strategy."

NEED FOR ADDITIONAL FINANCING


     The Company's acquisition strategy will require substantial capital. The Company intends to finance future acquisitions with cash flow from operations, through issuances of shares of Common Stock or debt securities, including convertible debt securities, and through borrowings under credit facilities. Although the Company has entered into preliminary discussions with potential lenders regarding a credit facility to be used for general corporate purposes, including financing acquisitions, the Company has not yet entered into a definitive credit agreement or received a commitment to provide such credit from any lender. The Company expects that borrowings under a credit facility, if any, will be secured by liens on certain of the Company's assets (including accounts receivable and after-acquired property) and that the credit facility may contain restrictions on the incurrence of additional indebtedness and the payment of dividends to holders of BrightStar's equity securities. There can be no assurance that the Company can obtain a credit facility on terms it deems acceptable. Using internally generated cash or debt to complete acquisitions could substantially limit the Company's operational and financial flexibility. The extent to which the Company will be able or willing to use shares of Common Stock to consummate acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment. Using shares of Common Stock for this purpose may result in significant dilution to then existing stockholders. To the extent the Company is unable to use Common Stock to make future acquisitions, its ability to grow through acquisitions may be limited by the extent to which it is able to raise capital for this purpose through debt or additional equity financings. No assurance can be given the Company will be able to obtain the necessary capital to finance a successful acquisition program or its other cash needs. If the Company is unable to obtain additional capital on acceptable terms, it may be required to reduce the scope of its presently anticipated expansion. In addition to requiring funding for acquisitions, the Company may need additional funds to implement its internal growth and operating strategies or to finance other aspects of its operations. If the Company is unable to obtain additional capital on acceptable terms, or if the use of internally generated cash or debt to complete acquisitions significantly limits the Company's operational or financial flexibility, or if the Company is unable to use shares of Common Stock to make future acquisitions, there could be a material adverse effect on the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Pro Forma Combined."

COMPETITION


     The market for IT services is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. The Company competes for potential clients with systems consulting and implementation firms, multinational accounting firms, software application firms, service groups of computer equipment companies, facilities management companies, general management consulting firms, programming companies and technical personnel and data processing outsourcing companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal management information systems ("MIS") departments. The Company believes the principal competitive factors in the IT services industry include responsiveness to client needs, availability of technical personnel, speed of applications development, quality of service, price, project management capabilities, technical expertise and ability to provide a wide variety of IT services. The Company believes that its ability to compete also depends in part on a number of competitive factors outside of its control, including the ability of its competitors to hire, retain and motivate qualified technical personnel, the ownership by competitors of software used by potential clients, the development of software that would reduce or eliminate the need for certain of the Company's services, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. The Company expects that competition in the IT services industry could increase in the future, partly due to low barriers to entry. Increased competition could result in price reductions, reduced margins or loss of market share for the Company and greater competition for qualified technical personnel. There can be no assurance that the Company will be able to compete successfully against current and future competitors. If the Company is unable to compete effectively, or if competition among IT services companies results in a deterioration of market conditions for IT services companies, there could be a material adverse effect on the Company. See "Business -- Competition."



SIGNIFICANCE OF RELATIONSHIPS WITH SAP AND KPMG PEAT MARWICK



     The Company, through two Founding Companies, SCS America and SCS Australia (see "The Company" for the complete names of each), has significant relationships with SAP AG ("SAP") and a member firm of KPMG Peat Marwick ("KPMG"), from which substantial subcontracting revenue and business referrals are derived. SCS America and SCS Australia are authorized to implement and service SAP's technology under terms of their respective SAP Implementation Partner Agreements with SAP. Each of SCS America and SCS Australia subcontracts projects from SAP; however, SAP is not obligated to refer business to or subcontract with either company. SCS Australia also generates significant revenue from subcontracting arrangements with KPMG, which is a minority interest holder in SCS Australia (which minority interest is being acquired by BrightStar in connection with its acquisition of SCS Australia); however, other than the agreement concerning such acquisition, neither BrightStar nor SCS Australia has any contractual relationship with KPMG. If these relationships were to deteriorate or be discontinued or if the

Company's status as an SAP Implementation Partner in the U.S. or Australia was to be terminated, it could have a material adverse effect on the Company. See "Business -- Growth Strategy."


NATURE OF PROJECTS

     Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of its services could result in a material adverse change to the client's operations and therefore could give rise to claims against the Company or damage the Company's reputation. In addition, the Company is exposed to various risks and liabilities associated with placing its employees and consultants in the workplaces of others, including possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. Although the Founding Companies have not experienced any material claims of these types, there can be no assurance that the Company will not experience such claims in the future. If claims are successfully brought against the Company as a result of the Company's performance on a project, or if the Company's reputation is damaged, there could be a material adverse effect on the Company.

     In addition, a small percentage of the Company's projects are billed on a fixed-fee basis. As a result of competitive factors or other reasons, the Company could increase the number and size of projects billed on a fixed-fee basis. The Company's failure to estimate accurately the resources and related expenses required for a fixed-fee project or failure to complete contractual obligations in a manner consistent with the project plan upon which a fixed-fee contract is based could have a material adverse effect on the Company.

RAPID TECHNOLOGICAL CHANGE


     The Company's success will depend in part on its ability to enhance its existing products and services, to develop and introduce new services and products and train its consultants in order to keep pace with continuing changes in IT, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in addressing these issues or that, even if these issues are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services noncompetitive or obsolete. The Company's failure to address these issues successfully could have a material adverse effect on the Company.


POTENTIAL DECREASE IN SERVICES AFTER ADDRESSING THE YEAR 2000 PROBLEM


     The purchasing patterns of clients may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase services offered by the Company, which could have a material adverse effect on the Company.


INTELLECTUAL PROPERTY RIGHTS


     The Company's success depends on certain methodologies it utilizes in designing, installing and integrating computer software and systems and on other proprietary intellectual property rights it has developed to serve its clients. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops certain application software products, or software "tools," which remain the property of the Company.


     The Company relies on a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company generally enters into confidentiality agreements with its employees and consultants and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, the laws of some foreign countries may not protect the Company's proprietary rights as fully or in the same manner as do the laws of the U.S. Also, despite the steps taken by the Company to protect its proprietary rights, there can be no assurance that others will not develop technologies similar or superior to the Company's technology or design around the proprietary rights owned by the Company.

     Although the Company believes that its services and products do not infringe on the intellectual property rights of others and that it has all rights necessary to use the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of the asserted infringement. If the Company is unable to successfully enforce its intellectual property rights, or if claims are successfully brought against the Company for infringing the intellectual property rights of others, there could be a material adverse effect on the Company. See "Business -- Intellectual Property Rights."

INTERNATIONAL OPERATIONS


     During the years ended December 31, 1996 and 1997, the percentage of the Company's revenues generated outside the U.S. was 25% and 28%, respectively. The current and planned international operations of the Company are subject to certain political, economic and other uncertainties not typically encountered in domestic operations, including, among others, risks of war, expropriation or nationalization of assets, renegotiation or nullification of existing contracts, changing political conditions, changing laws and policies affecting trade and investment, overlap of different tax structures, the general hazards associated with the assertion of foreign sovereignty over certain areas in which operations are conducted, costs of localizing services and products for foreign countries, lack of acceptance of localized services and products in foreign countries, longer accounts receivable payment cycles and logistical difficulties in managing international operations. Additionally, various foreign jurisdictions have laws limiting the right and ability of foreign subsidiaries and joint ventures to pay dividends and remit earnings to affiliated companies, unless specified conditions precedent are met. The Company's inability to successfully manage the risks of international operations could have a material adverse effect on the Company. Foreign operations also face the additional risks of fluctuating currency values, hard currency shortages and controls of foreign currency exchange. The Company currently does not engage in hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Exposure to Currency Fluctuations."


DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     The Company's success will depend on the continuing efforts of its executive officers and the senior management of the Founding Companies, and likely will depend on the senior management of any significant businesses the Company acquires in the future. Each of the Company's employment agreements with its senior management and other key personnel provides that the employee will not compete with the Company during the term of the agreement and following the termination of the agreement for a specified term (ranging from one to three years) in a specified geographical area. In most states, however, a covenant not to compete will be enforced only to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement, does not unreasonably restrain the party against whom enforcement is sought and is not contrary to the public interest. This determination is made based on all the facts and circumstances of the specific case at the time enforcement is sought. Thus, there can be no assurance that a court will enforce such a covenant in a given situation. If any of the Company's key management personnel do not continue their management role after joining the Company and the Company is unable to attract and retain qualified replacements, there could be a material adverse effect on the Company. See "Management."

CONTROL BY EXISTING MANAGEMENT

     Following the closing of the Acquisitions, the Share Exchange and the Offering, executive officers and directors of BrightStar will beneficially own approximately 1,671,894 shares of Common Stock (or 22% of the outstanding shares of Common Stock). These stockholders will control in the aggregate approximately 22% of the votes of all shares of Common Stock, and, if acting in concert, may be able to exercise substantial influence over the Company's affairs. See "Security Ownership of Certain Beneficial Owners and Management."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     On closing of the Acquisitions and the Offering, 7,338,735 shares of Common Stock will be outstanding. The 3,750,000 shares of Common Stock offered hereby will be freely tradable unless acquired by affiliates of the Company. All of the remaining shares of Common Stock to be outstanding on the closing of the Acquisitions and the Offering (as well as all shares issuable pursuant to the Post-Closing Adjustments, the MG Warrant and the BGCA Option) may be resold publicly only following their effective registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from the registration requirements of that act, such as Rule 144 thereunder.

     When the Offering closes, options to purchase up to a total of approximately 605,000 shares of Common Stock pursuant to the 1997 Long-Term Incentive Plan will be outstanding. BrightStar intends to file a registration statement on Form S-8 to register the shares issuable pursuant to the 1997 Long-Term Incentive Plan. After that registration statement becomes effective, the shares registered thereby generally will on issuance be freely tradable by holders who are not affiliates of BrightStar and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of BrightStar. See "Management -- 1997 Long-Term Incentive Plan."


     BrightStar and its directors and executive officers, BITI and all persons who will receive shares of Common Stock in connection with the Acquisitions have agreed not to offer or sell any shares of Common Stock for a period of one year from the date of this Prospectus without the prior written consent of CIBC Oppenheimer Corp., except that BrightStar may, subject to certain limitations, issue Common Stock in connection with the Acquisitions and in connection with future acquisitions, on exercise of the MG Warrant or the BGCA Option and pursuant to awards under the 1997 Long-Term Incentive Plan, provided that the recipients of those shares agree not to offer or sell any of those shares during the Lockup Period. In addition, each person who will receive shares of Common Stock in connection with the Acquisitions will enter into a stock transfer restriction agreement which prohibits any sale or transfer of Common Stock for a period of 365 days from the closing of the Offering, except for certain permitted transfers which require that the recipient agree to be bound by all provisions of such agreement.


     The availability for sale, or sale, of the shares of Common Stock eligible for future sale could adversely affect the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to the Offering, no public market for the Common Stock has existed, and the initial public offering price, which BrightStar and representatives of the Underwriters will negotiate, may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. Although the Common Stock has been approved for quotation on the Nasdaq National Market, no assurance can be given that an active trading market will develop or be maintained for the Common Stock. The market price of the Common Stock after the Offering may fluctuate significantly from time to time in response to numerous factors, including the timing of any acquisitions by the Company, variations in the reported financial results of the Company or those of its competitors, changes by financial research analysts in their estimates of future earnings of the Company, and changing conditions in the economy in general or in the Company's industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or its business. In addition, the stock markets experience significant price and volume volatility from time to time, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS


     BrightStar's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), authorizes the Board of Directors of BrightStar (the "Board of Directors") to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the Common Stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the Certificate of Incorporation contains a prohibition of stockholder action without a meeting by less than unanimous written consent. This provision may also have the effect of inhibiting or delaying a change in control of the Company. Certain provisions of the Delaware General Corporation Law (the "DGCL") may also discourage takeover attempts that have not been approved by the Board of Directors. See "Description of Capital Stock."


IMMEDIATE AND SUBSTANTIAL DILUTION; BENEFITS OF OFFERING TO EXISTING
STOCKHOLDERS


     Purchasers of Common Stock in the Offering will experience immediate, substantial dilution in the net tangible book value of their stock of $11.02 per share and may experience further dilution in that value from issuances of Common Stock in the future. Benefits of the Offering to current security holders include, but are not limited to, the creation of a public market for the Common Stock, the Company's receipt of proceeds of the sale of 3,750,000 shares plus shares sold, if any, pursuant to the Underwriters over-allotment option, and unrealized gain to current security holders upon consummation of the Offering equal to the difference between the value of the currently outstanding Common Stock and securities convertible into shares of Common Stock based on the initial public offering price (approximately $45.0 million, assuming an initial public offering price of $12.00 per share), and the effective acquisition cost of such securities. See "Dilution." In addition, certain persons who will receive shares of Common Stock in connection with the Acquisitions will be released from an aggregate of $4.2 million of indebtedness for which they are a maker or guarantor. See "Certain Transactions."



DIVIDEND POLICY



     The Company intends to retain earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and it does not anticipate paying any cash dividends on the Common Stock for the foreseeable future. In addition, in the event the Company is successful in obtaining a credit facility, it is likely that any such facility will contain restrictions on the ability of the Company to pay dividends without the consent of the lender.

                                  THE COMPANY

GENERAL


     BrightStar was organized in July 1997 to combine selected businesses to provide enterprise-wide business and technology solutions to Fortune 1000 companies and other large organizations. The Company's goal is to become a leader in the fragmented IT services industry through consolidation of complementary companies, expansion of its service and product offerings and cross-selling to its combined customer base. BrightStar has entered into definitive agreements to acquire the Founding Companies concurrently with and conditioned upon the closing of the Offering.



     Collectively, the Founding Companies provide implementation of ERP software systems and comprehensive IT services to improve an organization's productivity. ERP*PLUS(SM), the Company's suite of services which cover the full range of IT systems development, includes: ERP package software implementation, consulting, software application development, systems integration, outsourcing, training, upgrade and support. The Company is a SAP Implementation Partner in the U.S. and Australia and has preferred business partner relationships with PeopleSoft, Inc. ("PeopleSoft"), Oracle Corp. ("Oracle"), Microsoft Corp. ("Microsoft") and Novell, Inc. ("Novell"). The following is a brief description of each of the Founding Companies (the information regarding the number of employees for each of the Founding Companies is given as of February 1, 1998):



     Brian R. Blackmarr and Associates, Inc. ("Blackmarr"), founded in 1979, is based in Dallas, Texas and has operations throughout the U.S. and in Caracas, Venezuela and London, England. Blackmarr designs, develops and implements IT solutions for complex business problems. Blackmarr's core business involves application development, systems integration and consulting for distributed computer systems and client/server systems. Blackmarr typically designs IT solutions that are implemented in cooperation with a variety of vendors, including PeopleSoft, Oracle, Microsoft, Sybase Inc. and Symantec Corp. Blackmarr also provides custom software development to its clients and conducts scheduled training for PeopleSoft, Oracle and Microsoft products, as well as Internet training, in its certified Microsoft Level Three training facility located in Dallas.



     Blackmarr employs 180 consultants, supported by a staff of 16. Blackmarr had revenues of $9.3 million and $16.7 million for the years ended December 31, 1996 and 1997, respectively.



     Integrated Controls, Inc. ("ICON"), founded in 1991, is based in Lafayette, Louisiana, with four regional offices along the U.S. Gulf Coast. Its primary focus is the design and implementation of industrial control and automation systems, principally for clients in the energy industry. As a systems integrator, ICON provides IT solutions from the production, process and manufacturing level through a professional staff which includes computer science specialists and engineers experienced in implementing information and control systems. ICON designs and implements software applications for real-time management information systems and provides maintenance and support services. ICON has recently expanded its services to provide telecommunications and networking solutions, including services for implementing and managing web sites, intranets and LAN and WAN systems. ICON is a Microsoft Partner and a Novell Partner and has obtained ISO 9001 certification covering its services for electronic control services, computer systems and digital communications systems. ISO 9001 is an internationally recognized verification system for quality-assurance in design, development, production, installation and servicing that has been established by the International Organization for Standardization, Geneva, Switzerland.



     ICON employs 160 consultants, supported by a staff of 20. ICON had revenues of $6.1 million and $11.5 million for the years ended December 31, 1996 and 1997, respectively.


     Mindworks Professional Education Group, Inc. ("Mindworks"), founded in 1995, is based in Scottsdale, Arizona. Its primary business is developing and providing advanced training and certification for computer support staff and network professionals. Its principal training focus is on the Microsoft Certified Professional and Microsoft Certified System Engineer ("MCSE") programs. Mindworks also provides training for the Computing Technology Industry Association's A+ certification and the Novell Certified Network Adminis-trator and Certified Network Engineer programs. Mindworks has developed computer training products, which it distributes directly and through a non-exclusive royalty agreement with a major publishing company throughout the U.S. and internationally. Its products include the Mindworks MCSE Self-Study Kit and the Mindworks A+ Certification Course.


     Mindworks employs ten consultants, supported by a staff of six. Mindworks had revenues of $808,192 and $1.4 million for the years ended December 31, 1996 and 1997, respectively.



     Software Consulting Services America, LLC ("SCS America"), founded in 1995, is based in the San Francisco Bay area and has offices in Chicago, Illinois and Los Angeles, California. SCS America is one of approximately 35 Implementation Partners in the U.S. for SAP. SAP's R/3 client-server software is a standard for companies seeking to coordinate manufacturing, purchasing, accounting, finance and personnel data. SCS America provides a full range of SAP consulting services directly to clients and indirectly through global "logo" partners, such as multinational accounting and consulting firms, or through SAP itself. Other services provided by SCS America include project management, enterprise resource planning and data warehouse and web site development.



     SCS America employs 48 consultants, supported by a staff of three. SCS America had revenues of $4.7 million and $8.4 million for the years ended December 31, 1996 and 1997, respectively.



     SCS Unit Trust ("SCS Australia"), founded in 1994, is headquartered in Melbourne, Australia, with offices in Sydney, Perth, Canberra and Adelaide, Australia. SCS Australia specializes in providing SAP implementation and support to its clients. SCS Australia has been a National Implementation Partner with SAP since 1995.



     SCS Australia employs 172 consultants, supported by a staff of 13. SCS Australia had revenues of $8.3 million and $16.7 million for the years ended December 31, 1996 and 1997, respectively.



     Software Innovators, Inc. ("SII"), founded in 1989, is located in Little Rock, Arkansas and Boston, Massachusetts. Its primary business is providing custom software development and IT project outsourcing. SII provides business process reengineering and technology support services, Internet commerce software development, web-site design services and Year 2000 compliance services. SII also offers computer-aided instruction, computer-based education and knowledge transfer via corporate intranets.



     SII employs 58 consultants, supplemented and supported by a staff of six. SII had revenues of $2.4 million and $3.6 million for the years ended December 31, 1996 and 1997, respectively.


     Zelo Group, Inc. ("Zelo"), founded in 1992, is located in Ventura, California. Zelo provides computer-based litigation support services, document archive services and business process reengineering services to clients engaged in legal services, health care and other industries. Its litigation support services include in-court trial support systems, document scanning and indexing and full-text searching using its proprietary SmartCopy(TM) software. In connection with its archive services, Zelo scans paper documents and stores the digital images on compact discs for rapid retrieval using its proprietary software. Zelo also provides IT integration services in connection with its document archive services through the design and implementation of turn-key systems, including LAN and WAN systems, office workflow automation and Internet systems development and implementation.


     Zelo employs eight consultants, supported by a staff of nine. Zelo had revenues of $1.1 million and $1.0 million for the years ended December 31, 1996 and 1997, respectively.

                SUMMARY INDIVIDUAL FOUNDING COMPANY REVENUE DATA
                                 (IN THOUSANDS)

     The following table presents revenue data for each of the Founding Companies for the three most recent fiscal years.


                                                                      FISCAL YEAR
                                                              ---------------------------
                                                               1995      1996      1997
                                                              ------    ------    -------
BLACKMARR (Fiscal Year Ended September 30)
  Revenue...................................................  $7,043    $9,227    $12,190
ICON (Fiscal Year Ended December 31)
  Revenue...................................................  $3,745    $6,127    $11,504
MINDWORKS (Fiscal Year Ended December 31)
  Revenue(1)................................................  $   --    $  808    $ 1,444
SCS AMERICA (Fiscal Year Ended December 31)
  Revenue...................................................  $1,001    $4,672    $ 8,401
SCS AUSTRALIA (Fiscal Year Ended June 30)
  Revenue(2)(3).............................................  $1,806    $5,062    $ 9,685
SII (Fiscal Year Ended July 31)
  Revenue(1)................................................  $   --    $1,953    $ 2,982
ZELO (Fiscal Year Ended December 31)
  Revenue(1)................................................  $   --    $1,082    $ 1,049


---------------


(1) Audited financial data is not available for the 1995 fiscal year.



(2) Amounts have been derived by translating Australian dollars into U.S. dollars at a rate of A$ = US$0.651, the approximate rate of exchange at December 31, 1997.



(3) Fiscal year 1995 data is from October 1, 1994 (inception) to June 30, 1995.



SUMMARY OF TERMS OF THE ACQUISITIONS



     The aggregate consideration BrightStar will pay to acquire the Founding Companies consists of (i) approximately $31.3 million in cash, (ii) 2,688,225 shares of Common Stock and (iii) the assumption of approximately $7.0 million of indebtedness of the Founding Companies. Two of the Acquisitions are subject to Post-Closing Adjustments payable in shares of Common Stock, based on the 1998 financial performance of the subject Founding Companies. The Company currently estimates that no shares of Common Stock will be issuable in connection with the Post-Closing Adjustments. The Post-Closing Adjustments will be determined based on the (i) actual revenues of SCS Australia for the 12 months ended December 31, 1998 and (ii) actual pre-tax income of SII for the 12 months ended December 31, 1998. The consideration being paid by BrightStar for each Founding Company was determined by arm's-length negotiations between BrightStar and representatives of that Founding Company.



     In addition to being conditioned upon the closing of the Offering, the closing of each Acquisition is subject to certain other customary conditions, including, among others: the continuing accuracy of the representations and warranties made by the parties thereto; the performance of their respective covenants included in the agreements relating to the Acquisitions; and the nonexistence of a material adverse change in the results of operations, financial condition or business of each Founding Company prior to the closing date.



     Any Founding Company's acquisition agreement may be terminated prior to the closing of the Offering under certain circumstances, including: (i) by the mutual consent of the boards of directors of BrightStar and the Founding Company; (ii) if the Offering and the acquisition of that Founding Company are not closed by April 30, 1998; (iii) by BrightStar if the disclosure schedules to the acquisition agreement are amended to reflect a material adverse change with respect to that Founding Company; or (iv) if a material breach or default under the agreement by one party occurs and is not waived by the other party. See "Certain Transactions -- Acquisitions of the Founding Companies."


     Concurrently with the closing of the Acquisitions, BrightStar will enter into employment agreements with each of the executives and certain key management personnel of the Founding Companies. These agreements will generally be for an initial term of from one to three years, with automatic renewals of one year thereafter. See "Management."

     BrightStar is a Delaware corporation. Its corporate offices are located at 10375 Richmond Avenue, Suite 1620, Houston, Texas 77042, and its telephone number is (713) 361-2500.

                                USE OF PROCEEDS


     The net proceeds to BrightStar from the Offering (assuming an initial public offering price of $12.00 per share) are estimated to be approximately $38.2 million (approximately $44.5 million if the Underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated expenses of the Offering payable by the Company (including the repayment of $1.8 million of expenses paid prior to closing through advances from BITI under a loan agreement between BrightStar and BITI (the "BITI Loan Agreement") to fund a portion of the Offering expenses). Of the net proceeds,
(i) $31.3 million will be used to pay the cash portion of the purchase prices for the Acquisitions and (ii) $3.4 million will be used concurrently for the repayment of certain outstanding indebtedness of the Founding Companies (estimated as of the closing of the Offering and excluding the repayment of $1.8 million of expenses paid prior to closing through advances from BITI referred to above). The remaining net proceeds will be used for working capital and general corporate purposes, which may include future acquisitions. Pending such use, the Company intends to invest those remaining net proceeds in short-term, interest-bearing investment grade securities. See "Certain Transactions."



     The indebtedness of the Founding Companies to be repaid from the proceeds of the Offering bears interest at rates ranging from 8.0% to 15.0% per annum and would otherwise mature at various dates through 2001. Advances under the BITI Loan Agreement bear interest at a rate of 10% per annum and are due 30 days after the closing of the Offering.


                                DIVIDEND POLICY


     The Company intends to retain earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and it does not anticipate paying any cash dividends on the Common Stock for the foreseeable future. The payment of cash dividends on the Common Stock will be within the sole discretion of the Board of Directors, and will depend on several factors, including the Company's financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, in the event the Company is successful in obtaining a credit facility, it is likely that any such facility will contain restrictions on the ability of the Company to pay dividends without the consent of the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Pro Forma Combined."

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of December 31, 1997 (i) on a pro forma combined basis to give effect to the Acquisitions and the Share Exchange and (ii) on a pro forma combined basis as adjusted to reflect the Offering at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of the Company and the notes thereto included in this Prospectus. See "Use of Proceeds" and "Certain
Transactions -- Acquisitions of the Founding Companies."



                                                              AS OF DECEMBER 31, 1997
                                                              ------------------------
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Short-term debt:
  Notes payable, current maturities of long-term debt and
     capital leases(1)......................................   $ 8,132       $ 3,258
  Cash consideration payable to Founding Company
     stockholders...........................................    31,322            --
                                                               -------       -------
          Total short-term debt.............................   $39,454       $ 3,258
                                                               =======       =======
Long-term debt and capital leases, net of current
  maturities(1).............................................   $   655       $   306
Stockholders' equity:
  Preferred Stock: $0.001 par value, 3,000,000 shares
     authorized; none issued and outstanding................        --            --
  Common Stock: $0.001 par value, 35,000,000 shares
     authorized; 3,588,735 issued and outstanding, pro
     forma; and 7,338,735 shares issued and outstanding, as
     adjusted(2)............................................       321             7
  Restricted Common Stock, $0.001 par value, 2,000,000
     shares authorized; none issued and outstanding.........        --            --
  Common Stock warrants.....................................        --           400
  Additional paid-in capital................................    17,377        60,122
  Accumulated deficit.......................................    (5,910)       (5,910)
                                                               -------       -------
          Total stockholders' equity........................    11,788        54,619
                                                               -------       -------
Total capitalization........................................   $12,443       $54,925
                                                               =======       =======


---------------

(1) See the notes to Unaudited Pro Forma Combined Financial Statements and notes to the Founding Companies' Financial Statements for a description of the Company's debt.


(2) Excludes: (i) 605,000 shares that will be subject to options granted under the 1997 Long-Term Incentive Plan on the date the Offering closes, with an exercise price equal to the initial public offering price per share; (ii) 50,000 shares issuable pursuant to the MG Warrant; and (iii) 16,666 shares issuable pursuant to the BGCA Option.

                                    DILUTION


     The deficit in pro forma combined net tangible book value of the Company as of December 31, 1997 was approximately $31.1 million, or approximately $8.66 per share of Common Stock, after giving effect to the Acquisitions, the Share Exchange and the net incurrence of indebtedness by the Company since December 31, 1997. The deficit in pro forma combined net tangible book value per share represents the amount by which the Company's pro forma combined total liabilities exceed its pro forma combined tangible assets at December 31, 1997, divided by the number of shares of Common Stock to be outstanding after giving effect to the Acquisitions (not including the Post-Closing Adjustments, which, based on current estimates, are not expected to result in the issuance of additional shares of Common Stock) and the Share Exchange. After giving effect to the Offering (at an assumed initial public offering price of $12.00 per share) and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds," the Company's pro forma combined net tangible book value as of December 31, 1997 would have been approximately $7.2 million, or approximately $0.98 per share. This represents an immediate increase in pro forma combined net tangible book value of approximately $9.64 per share to existing stockholders and an immediate dilution of approximately $11.02 per share to investors purchasing shares in the Offering.



Assumed initial public offering price per share.............            $12.00
Pro forma combined net tangible book value (deficit) per
  share before the Offering.................................  $(8.66)
Increase in pro forma combined net tangible book value per
  share attributable to new investors.......................    9.64
                                                              ------
Pro forma combined net tangible book value per share after
  the Offering..............................................              0.98
                                                                        ------
Dilution per share to new investors(1)......................            $11.02
                                                                        ======


---------------


(1) Does not include (a) 605,000 shares that will be subject to options granted under the 1997 Long-Term Incentive Plan on the date the Offering closes, with an exercise price equal to the initial public offering price per share,
    (b) 50,000 shares issuable pursuant to the MG Warrant, and (c) 16,666 shares issuable pursuant to the BGCA Option. Using the treasury stock method, the effect of the issuance of such shares to new investors would result in additional dilution per share to new investors of $0.08.


     The dilution to new investors purchasing shares in the Offering will increase if the initial public offering price is higher, and will decrease if the initial public offering price is lower, than $12.00 per share. See "Certain Transactions -- Acquisitions of the Founding Companies."


     The following table summarizes, on a pro forma basis to give effect to the Acquisitions and the Share Exchange as of December 31, 1997, the number of shares of Common Stock purchased from BrightStar, the total consideration paid and the average price per share paid by existing stockholders (including persons who will acquire Common Stock in the Acquisitions and the Share Exchange) and the new investors purchasing shares of Common Stock in the Offering (before deducting the underwriting discount and estimated offering expenses):



                                  SHARES PURCHASED     TOTAL CONSIDERATION(1)
                                 -------------------   -----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                 ---------   -------   ------------   --------   -------------
Existing stockholders..........  3,588,735    48.9%    $11,788,247       20.8%      $ 3.28
New investors..................  3,750,000    51.1%     45,000,000       79.2%       12.00
                                 ---------   ------    -----------     ------
          Total................  7,338,735   100.0%    $56,788,247      100.0%
                                 =========   ======    ===========     ======


---------------


(1) Total consideration paid by existing stockholders represents the Company's pro forma combined stockholders' equity, before giving effect to the Offering adjustments set forth in the Unaudited Pro Forma Combined Balance Sheet of the Company included herein.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following selected historical financial data of Blackmarr (the accounting acquiror) has been derived from (i) the audited financial statements of Blackmarr for the years ended September 30, 1995, 1996 and 1997 and as of September 30, 1995, 1996 and 1997, and (ii) from the unaudited financial statements of Blackmarr for the years ended September 30, 1993 and 1994 and for the three months ended December 31, 1997 and as of September 30, 1993 and 1994 and December 31, 1997, which have been prepared on the same basis as the audited statements and, in the opinion of Blackmarr and BrightStar management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of that information. See the combined historical financial statements of Blackmarr and the notes thereto included herein. The following summary unaudited pro forma financial data represents historical information of the Company, as adjusted to give effect to (i) the Acquisitions, (ii) the Share Exchange, (iii) the closing of the Offering and the application of the estimated net proceeds therefrom and (iv) the other pro forma adjustments described below. See the Unaudited Pro Forma Combined Financial Statements and the notes thereto included herein.



                                                                                                              THREE
                                                                                                              MONTHS
                                                                    YEAR ENDED SEPTEMBER 30,                  ENDED
                                                         -----------------------------------------------   DECEMBER 31,
                                                          1993      1994      1995      1996      1997         1997
                                                         ------    ------    ------    ------    -------   ------------
Historical Operations Data for Blackmarr:
  Revenue..............................................  $4,688    $7,451    $7,043    $9,227    $12,190      $6,623
  Cost of revenue......................................   3,768     5,917     5,592     7,659     10,063       5,810
  Selling, general and administrative expenses.........     728     1,325     1,413     1,555      1,668         817
  Stock compensation expense...........................      --        --        --        --        305          --
  Depreciation and amortization........................      91        87        78       101        135          31
                                                         ------    ------    ------    ------    -------      ------
  Income (loss) from operations........................     101       122       (40)      (88)        19         (35)
  Interest expense.....................................     (10)      (45)      (66)      (67)       (96)        (31)
  Other income, net....................................      --        --       186       124         33           7
  Income tax provision (benefit).......................      22        19        40        --          6         (22)
                                                         ------    ------    ------    ------    -------      ------
  Net income (loss)....................................  $   69    $   58    $   40    $  (31)   $   (50)     $  (37)
                                                         ======    ======    ======    ======    =======      ======



                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Pro Forma Combined Operations Data(1):
  Revenue...................................................    $59,450
  Cost of revenue...........................................     44,183
  Selling, general and administrative expenses..............     13,395
  Stock compensation expense................................        305
  Depreciation and amortization(2)..........................      1,879
                                                                -------
  Loss from operations......................................       (312)
  Interest expense..........................................       (366)
  Other expense, net........................................        (69)
                                                                -------
  Loss before income taxes..................................       (747)
  Income tax provision (3)..................................        163
                                                                -------
  Net loss..................................................    $  (910)
                                                                =======
  Net loss per basic and diluted common share...............    $ (0.12)
                                                                =======
  Shares used in computing net loss per basic and diluted
    common share............................................      7,339
                                                                =======



                                                 BLACKMARR
                                 ------------------------------------------               DECEMBER 31, 1997
                                               SEPTEMBER 30,                  -----------------------------------------
                                 ------------------------------------------   BLACKMARR     PRO FORMA      PRO FORMA
                                  1993     1994     1995     1996     1997    HISTORICAL   COMBINED(1)   AS ADJUSTED(4)
                                 ------   ------   ------   ------   ------   ----------   -----------   --------------
Balance Sheet Data:
  Working capital (deficit)....  $   80   $  134   $  284   $  233   $  337     $  280      $(32,931)       $ 4,970
  Total assets.................   1,156    1,923    1,609    1,926    3,501      5,425        61,796         68,083
  Long-term debt, net of
    current maturities.........       5      497       42       42       17         --           655            306
  Stockholders' equity.........     284      342      396      423      682        645        11,788         54,619


---------------


(1) The pro forma combined statement of operations data assumes the Acquisitions, the Share Exchange and the Offering (and the application of the net proceeds therefrom) all were closed on January 1, 1997. The pro forma balance sheet data assumes the Acquisitions and the Share Exchange occurred on December 31, 1997. The pro forma combined statement of operations data for the year ended December 31, 1997 is presented on the basis of a year ended December 31 for each Founding Company, with the financial results of Blackmarr, SCS Australia and SII being recast for these purposes to reflect those results for the twelve-month period ended December 31, 1997. The pro forma combined financial information (i) is not necessarily indicative of the results the Company would have obtained had these events actually occurred when assumed or of the Company's future results, (ii) is based on preliminary estimates (primarily of the aggregate purchase price of the Acquisitions) and certain assumptions management deems appropriate and (iii) should be read in conjunction with the financial statements and notes thereto included in this Prospectus. Excludes the following non-recurring items: (a) a one-time write-off for in-process research and development of $3.0 million; and (b) compensation expense of $4.6 million for Common Stock issued to the members of BrightStar's management at a price below the initial public offering price.



(2) Includes $1.2 million annual amortization of goodwill to be recorded as a result of the Acquisitions, the Share Exchange and the Offering, calculated using the straight line method over an amortization period of 40 years.


(3) Assumes an effective tax rate of 39.0% on certain pro forma adjustments.


(4) Reflects the closing of the Offering and application of the net proceeds therefrom. Adjusted to reflect the sale of 3,750,000 shares of Common Stock issued by the Company at an assumed initial public offering price of $12.00 per share and deduction of the estimated underwriting discount and offering expenses payable by the Company, and the application of the net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with "Selected Financial Data" and the financial statements and the notes thereto included in this Prospectus. The following information contains forward-looking statements. For a discussion of certain limitations inherent in such statements, see "Risk Factors."


INTRODUCTION


     BrightStar was organized in July 1997 to combine selected complementary businesses to provide enterprise-wide business and technology solutions to Fortune 1000 companies and other large organizations. BrightStar has entered into definitive agreements to acquire the Founding Companies concurrently with and as a condition to the closing of the Offering. Collectively, the Founding Companies provide comprehensive IT services to a diverse client base. Each of the Founding Companies is specialized and generally provides its IT services to clients primarily based on daily rates (or time and materials charges). The Founding Companies have historically operated as independent, privately owned entities, and their results of operations reflect varying tax structures (subchapter S corporations or C corporations) which have influenced the historical level of owners' compensation. In addition, cost of revenue and selling, general and administrative expense as a percentage of revenue may not be comparable among the individual Founding Companies because of differences in their operations.



     The Company's services and products include ERP software implementation, consulting, software application development, systems integration, outsourcing, training, upgrade and support and related software products. The Company's services are performed at clients' locations and at the Company's facilities. In providing ERP implementation and other IT services, the Company generally assumes responsibility for project management and bills the client on a time and materials basis, although a small percentage of projects are billed on a fixed-price basis.



     Revenue is primarily recognized as services are rendered for time and materials charges or, to a lesser extent, using the percentage-of-completion method for fixed-price contracts. The timing of revenue is difficult to forecast because the Company's sales cycle for certain of its services can be relatively long and is subject to a number of uncertainties, including clients' budgetary constraints, the timing of clients' budget cycles, clients' internal approval processes and general economic conditions. In addition, as is customary in the industry, the Company's engagements generally are terminable without client penalty. The Company's revenue and results of operations may fluctuate significantly from quarter to quarter or year to year because of a number of factors, including but not limited to: the rate of hiring and the productivity of revenue-generating personnel; the availability of qualified IT professionals; the significance of client engagements commenced and completed during a quarter; the number of business days in a quarter; changes in the relative mix of the Company's services; changes in the pricing of the Company's services; the timing and rate of entrance into new geographic or IT speciality markets; departures or temporary absences of key revenue-generating personnel; the structure and timing of acquisitions; changes in the demand for IT services; and general economic factors.



     Although the Company believes it will be able to achieve operating efficiencies by consolidating certain administrative functions, the pro forma financial information herein reflects neither expected savings nor margin improvements. The Company is unable to accurately determine the costs associated with consolidation of the Founding Companies, but it does not expect such costs to be material and, accordingly, its pro forma financial information does not reflect such incremental costs.



     Cost of revenue primarily consists of salaries (including non-billable and training time) and benefits for consultants. The Company generally strives to maintain its gross profit margins by offsetting increases in salaries and benefits with increases in billing rates.



     Selling, general and administrative expenses primarily consist of costs associated with (i) corporate overhead, (ii) sales and account management, (iii) telecommunications, (iv) human resources, (v) recruiting and training and (vi) other administrative expenditures.

     In July 1996, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 97 ("SAB 97") relating to business combinations immediately prior to an initial public offering. SAB 97 requires that these combinations be accounted for using the purchase method of accounting and requires that one of the companies be designated as the accounting acquiror. Accordingly, for financial statement presentation purposes, Blackmarr has been designated as the acquiring company because its current shareholders, in the aggregate, will acquire more Common Stock than will the current shareholders of any of the other Founding Companies in connection with the Acquisitions. The excess of the aggregate purchase price to be paid for the Founding Companies other than Blackmarr over the fair value of the net assets to be acquired by BrightStar will be recorded as goodwill of $42.9 million (giving effect to a $3.0 million one-time charge for acquired in-process research and development and including $1.9 million of deferred offering costs). In addition, goodwill of $4.6 million will be recorded attributable to the issuance of 474,165 shares of Common Stock to BITI Class A unit holders. Together this goodwill, totaling $47.5 million pro forma as of December 31, 1997, will be amortized as a non-cash charge to the income statement of BrightStar over a 40-year period and is expected to result in an amortization expense of approximately $1.2 million per year. For purposes of the Acquisitions and the Share Exchange, the Company used a value of $10.80 per share, a 10% discount from the initial offering price, based on the one-year lock up agreements with the Underwriters applicable to all such shares, restrictions on resale applicable to all unregistered securities under the Securities Act and the stock repurchase agreements which BrightStar will enter into with certain executive officers and directors at the closing of the Offering. See "Shares Eligible for Future Sale" and "Certain Transactions."


     The following pro forma combined financial information was derived from the unaudited pro forma combined financial statements and gives effect to the Acquisitions, the Share Exchange, the Offering and the application of the estimated net proceeds therefrom and the effects of certain pro forma adjustments to the historical financial statements, as if all those events had taken place on January 1 of each period presented.


     The pro forma combined statement of operations information presented below does not purport to be comparable to and may not be indicative of the Company's post-combination results of operations because (i) the Founding Companies were not under common control or management and (ii) the Company established a new basis of accounting to record the purchase of the Founding Companies (other than Blackmarr) under the purchase method of accounting. See "Selected Financial Data" and the Unaudited Pro Forma Combined Financial Statements and the notes thereto included herein.



                                                               TWELVE MONTHS
                                                                   ENDED
                                                                DECEMBER 31,
                                                                  1997(1)
                                                              ----------------
                                                               (IN THOUSANDS)
Revenue.....................................................  $59,450    100.0%
Costs and expenses:
  Cost of revenue...........................................   44,183     74.3%
  Selling, general and administrative.......................   13,395     22.5%
  Stock compensation expense................................      305      0.5%
  Depreciation and amortization.............................    1,879      3.2%
                                                              -------    -----
Loss from operations........................................  $  (312)    (0.5)%
                                                              =======    =====


---------------


(1) The pro forma combined statement of operations information for the year ended December 31, 1997 is presented on the basis of a year ended December 31 for each Founding Company, with the financial results of Blackmarr, SCS Australia and SII being recast for these purposes to reflect those results for the twelve-month period ended December 31, 1997.


LIQUIDITY AND CAPITAL RESOURCES -- PRO FORMA COMBINED


     The Company is a holding company that will conduct all of its operations through its subsidiaries. Accordingly, the Company's principal sources of liquidity are the cash flow of its subsidiaries, cash available from lines of credit it may establish and the unallocated net proceeds of the Offering. At December 31, 1997, on a pro forma combined basis, after giving effect to (i) the Acquisitions, (ii) the closing of the Offering and BrightStar's application of the net proceeds therefrom to pay the cash portion of the aggregate consideration for the Acquisitions and concurrently to repay certain indebtedness of the Founding Companies (approximately $3.4 million) and (iii) the repayment by BrightStar of advances from BITI under the BITI Loan Agreement, which have been used to fund payment of a part of the expenses of the Offering, the Company would have had an aggregate of $3.6 million of cash and cash equivalents and $5.0 million of working capital.


     On a combined basis, the Founding Companies made capital expenditures of approximately $1.0 million in the year ended December 31, 1997, primarily for office equipment and computers. The Company expects to install or upgrade its accounting and management information systems and to install an internal network and communications system to facilitate exchange of information among the Founding Companies. Management presently anticipates that expenditures for these items will total approximately $3.0 million over the next two years; however, no assurance can be made with respect to the actual timing and amount of such expenditures.


     The Company has initiated preliminary discussions with potential lenders regarding a credit facility (the "Credit Facility"), to be used for general corporate purposes, including financing of acquisitions, capital expenditures and working capital. On the basis of those discussions, the Company expects to enter into the Credit Facility at or prior to the closing of the Offering and that the Credit Facility will provide for a line of credit of up to $30.0 million. The ability of the Company to secure the Credit Facility is subject to satisfactory negotiations with prospective lenders as well as the negotiation and execution of definitive loan documentation. The Company expects that any borrowings under the proposed Credit Facility will be secured by liens on certain of the Company's assets (including accounts receivable and after-acquired property) and that the Credit Facility will contain restrictions on the incurrence of additional indebtedness and the payment of dividends to holders of BrightStar's equity securities. There can be no assurance that the Company can obtain a credit facility on terms it deems acceptable. If the Company fails to obtain the Credit Facility, it could adversely affect the Company's liquidity and ability to execute its acquisition strategy.


     The Company intends to pursue acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. The Company expects to fund future acquisitions through the issuance of additional equity, as well as through a combination of working capital, cash flow from operations and borrowings, including borrowings under the Credit Facility.

     The Company believes that cash flow from operations, borrowings under the Credit Facility currently being negotiated and the unallocated net proceeds of the Offering will be sufficient to fund its capital requirements for the forseeable future.

INFLATION

     Due to the relatively low levels of inflation experienced in the last three years, inflation did not have a significant effect on the results of operations of any of the Founding Companies in those periods.

EXPOSURE TO CURRENCY FLUCTUATIONS


     During the years ended December 31, 1996 and 1997, the percentage of the Company's revenues generated outside the U.S. was 25% and 28%, respectively. Except for arrangements involving SCS Australia, the Company's service contracts and sales agreements provide for payment in U.S. dollars. SCS Australia's sales are payable in Australian dollars. The exchange rate of Australian dollars to U.S. dollars ranged from A$ = US$0.734 to US$0.816 during 1996, with a daily average of A$ = US$0.783 for the year, and from A$ = US$0.650 to US$0.798 during 1997, with a daily average of A$ = US$0.744 for that period. As of March 20, 1998, the exchange rate was A$ = US$0.665. There can be no assurance that all of the Company's future contracts will be payable in U.S. or Australian dollars. To the extent that any of the Company's future contracts are payable in foreign currencies, the Company could be exposed to fluctuations in currency exchange rates. To hedge a portion of the risks associated with such fluctuations, the Company may, from time to time, engage in hedging transactions. As of the date hereof, however, the Company has no plans to repatriate cash from operations of SCS Australia and it is not currently engaged in hedging transactions.

RESULTS OF OPERATIONS -- BLACKMARR

     The following table presents certain selected data (and that data as a percentage of revenue) of Blackmarr on a historical basis for the periods indicated:

                                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,                         DECEMBER 31,
                                       -------------------------------------------------   -------------------------------
                                            1995             1996             1997              1996             1997
                                       --------------   --------------   ---------------   --------------   --------------
                                                        (IN THOUSANDS)
Revenue..............................  $7,043   100.0%  $9,227   100.0%  $12,190   100.0%  $2,099   100.0%  $6,623   100.0%
  Cost of revenue....................   5,592    79.4%   7,659    83.0%   10,063    82.6%   2,030    96.7%   5,810    87.8%
  Selling, general and administrative
    expenses.........................   1,413    20.1%   1,555    16.9%    1,668    13.7%     503    23.9%     817    12.3%
  Stock compensation expense.........                                        305     2.5%
  Depreciation and amortization......      78     1.1%     101     1.1%      135     1.1%      26     1.2%      31     0.5%
                                       ------   -----   ------   -----   -------   -----   ------   -----   ------   -----
Income (loss) from operations........  $  (40)   (0.6)% $  (88)   (1.0)% $    19     0.2%  $ (460)  (21.8)% $  (35)   (0.6)%
                                       ======   =====   ======   =====   =======   =====   ======   =====   ======   =====

Three Months Ended December 31, 1997 Compared to Three Months Ended December 31, 1996


     Revenue -- Revenue increased $4.5 million, or 215.5%, for the three months ended December 31, 1997 compared to the three months ended December 31, 1996. The increase primarily resulted from (i) the addition of new customer contracts representing an increase of $2.1 million, (ii) increased sales of hardware and software products of $2.0 million and (iii) an increase of approximately $300,000 from the education division, which expanded its course offerings from the previous period.



     Cost of revenue -- Cost of revenue increased $3.8 million, or 186.2%, for the three months ended December 31, 1997 compared to the three months ended December 31, 1996. The increase primarily resulted from an increase in variable costs associated with the increased revenue generated. As a percentage of revenue, cost of revenue decreased from 96.7% to 87.8% for the three months ended December 31, 1997 compared to the three months ended December 31, 1996. The percentage decrease was primarily attributable to an increase in gross revenue from consulting services without a proportional increase in the variable costs (primarily consultants' salaries) associated with that increase.



     Selling, general and administrative expenses -- Selling, general and administrative expenses increased approximately $300,000, or 62.4%, for the three months ended December 31, 1997 compared to the three months ended December 31, 1996. As a percentage of revenue, selling, general and administrative expenses decreased from 23.9% to 12.3% for the three months ended December 31, 1997 compared to the three months ended December 31, 1996. The percentage decrease was attributable to the Company increasing revenue without substantial additions in the number of support personnel. The increase in overall selling, general and administrative expenses resulted primarily from higher bad debt expense of $175,000 and legal expenses of $56,000 for the three months ended December 31, 1997 as compared to bad debt expense of $15,000 and legal expenses of $5,000 for the three months ended December 31, 1996.



     Accounts Receivable -- As of December 31, 1997, accounts receivable were $4.2 million. Revenue for the twelve months ended December 31, 1997 was $16.7 million. Therefore, days sales outstanding were 91.8 days. However, approximately $1.9 million of non-recurring equipment sales occurred late in the fourth quarter of 1997 and remained outstanding as of December 31, 1997. As adjusted to exclude this one-time event, accounts receivable were $2.3 million and days sales outstanding were 50.3 days, which was within historical operating ranges. The Company does not believe that this temporary increase will have any significance upon its future liquidity.


Year Ended September 30, 1997 Compared to Year Ended September 30, 1996


     Revenue -- Revenue increased $2.9 million, or 32.1%, for the year ended September 30, 1997 compared to the year ended September 30, 1996. The increase primarily resulted from the addition of new customer contracts representing revenue of approximately $2.0 million in the consulting division and an increase of approximately $900,000 from the education division, which expanded its course offerings from the previous year.


     Cost of revenue -- Cost of revenue increased $2.4 million, or 31.4%, for the year ended September 30, 1997 compared to the year ended September 30, 1996. The increase was directly proportional to the increase in revenue and was comprised of additional operational personnel added to support increased client contracts.


     Selling, general and administrative expenses -- Selling, general and administrative expenses increased approximately $100,000, or 7.3%, for the year ended September 30, 1997 compared to the year ended September 30, 1996. As a percentage of revenue, selling, general and administrative expenses decreased from 16.9% to 13.7% for the year ended September 30, 1997 compared to the year ended September 30, 1996. The percentage decrease was attributable to the Company increasing revenue without substantial additions in the number of support personnel.


     Stock compensation expense -- During March 1997, Blackmarr issued 3,068 shares of its common stock to certain employees and, in connection with these stock issuances, recognized compensation expense totaling $305,000 during the year ended September 30, 1997, which is included in stock compensation expense.


Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

     Revenue -- Revenue increased $2.2 million, or 31.0%, for the year ended September 30, 1996 compared to the year ended September 30, 1995. This increase primarily resulted from additional consulting contracts with new customers and increased sales of Blackmarr's proprietary software.

     Cost of revenue -- Cost of revenue increased $2.1 million, or 37.0%, for the year ended September 30, 1996 compared to year ended September 30, 1995. As a percentage of revenue, cost of revenue increased from 79.4% to 83.0%, for the year ended September 30, 1996 compared to the year ended September 30, 1995. The increase was primarily attributable to a proportional increase in the number of operational personnel to support new business and compensation increases for professionals in response to market conditions.


     Selling, general and administrative expenses -- Selling, general and administrative expenses increased approximately $100,000, or 10.0%, for the year ended September 30, 1996 compared to the year ended September 30, 1995. As a percentage of revenue, selling, general and administrative expenses decreased from 20.1% to 16.9% for the year ended September 30, 1996 compared to the year ended September 30, 1995. This percentage decrease was primarily attributable to Blackmarr's revenue increasing without a corresponding increase in the number of support staff.



LIQUIDITY AND CAPITAL RESOURCES


     The following table sets forth selected information from Blackmarr's statement of cash flows:

                                                                                  THREE
                                                                                  MONTHS
                                                    YEAR ENDED SEPTEMBER 30,      ENDED
                                                    ------------------------   DECEMBER 31,
                                                     1995     1996     1997        1997
                                                    ------   ------   ------   ------------
                                                                (IN THOUSANDS)
Net Cash Provided (Used) by Operating
  Activities......................................  $   4    $ (79)   $(256)       $ 24
Net Cash Provided (Used) by Investing
  Activities......................................    487     (211)     (52)        (15)
Net Cash Provided (Used) by Financing
  Activities......................................   (521)     237      311         (26)
                                                    -----    -----    -----        ----
Net Change in Cash................................  $ (30)   $ (53)   $   3        $(17)
                                                    =====    =====    =====        ====

     Accounts receivable increased $1.5 million and other accrued expenses increased by $1.7 million at December 31, 1997 as compared to September 30, 1997 as a result of increased sales of hardware and software products.

     At December 31, 1997, Blackmarr had $847,764 of borrowings outstanding under a revolving line of credit provided by a commercial bank. The borrowing capacity under the line of credit is $1.0 million, with interest payable monthly at the bank's prime lending rate (8.5% at December 31, 1997) plus 1.0%. Borrowings under the line of credit are due and payable on demand, are subject to borrowing base requirements based on 80% of eligible accounts receivable (as defined in a related financing and security agreement) and are secured by Blackmarr's accounts receivable and guaranteed by Blackmarr's principal stockholder.


     On November 5, 1996, Blackmarr refinanced certain outstanding indebtedness through borrowings under a new term loan provided by a commercial bank in the principal amount of $261,557. The term loan is payable in 24 monthly installments of $10,898, plus interest at the bank's prime lending rate (8.5% at December 31, 1997) plus 0.5%. The term loan is secured by Blackmarr's accounts receivable and a guarantee from Blackmarr's principal stockholder. At December 31, 1997, the outstanding balance under the term loan was $108,985 and matures in October 1998.


     At December 31, 1997, Blackmarr also had indebtedness outstanding under another note payable in the principal amount of $104,200, which was issued to a bank and is payable on demand, with interest at 10% per annum.


     Year 2000 Compliance -- All of the Company's management information and other date-referenced systems, including computer software and hardware, are Year 2000 compliant. There are no internal matters, therefore, that will affect the Company's ability to process systems date-referenced information when the Year 2000 arrives. The Company does not know the extent to which the current preparedness of its external business associates could adversely affect the Company's business transactions. There can be no assurance that such associates will be compliant.


ACCOUNTING MATTERS


     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128, which is effective for periods ending after December 15, 1997, simplifies the standards for computing earnings per share and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. In June 1997, the FASB also issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 31, 1997. In October 1997, the AICPA issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition," which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SOP 97-2 is effective for financial statements for periods beginning after December 15, 1997. The Company believes initial adoption of these standards will not have a material impact on its financial position or results of operations.

                                    BUSINESS

SUMMARY


     BrightStar is a professional services firm providing implementation of ERP software systems and enterprise-wide business and technology solutions to Fortune 1000 companies and other large organizations. ERP*PLUS(SM), the Company's suite of services which cover the full range of IT systems development, includes: ERP package software implementation, consulting, software application development, systems integration, outsourcing, training, upgrade and support. The Company is a SAP Implementation Partner in the U.S. and Australia and has preferred business partner relationships with PeopleSoft, Oracle, Microsoft and Novell. The Company's goal is to become a leader in the fragmented IT services industry through consolidation of complementary companies, expansion of its service and product offerings and cross-selling to its combined customer base.



     The Company employs more than 600 consultants in 14 U.S. cities and seven international locations and provides its services and products to clients across a broad spectrum of industries, including communications, consumer products, energy, financial services, health care, industrial, insurance, media, professional services, retail and technology. The Company has maintained long-term relationships with many of these clients involving a large number of projects.



INDUSTRY BACKGROUND



     The worldwide IT market has expanded significantly in recent years, driven by the trends toward open systems, greater affordability and improvements in operating performance. The IT services market has expanded along with the IT industry in general. Forrester Research, an independent research organization that provides information concerning the IT services industry, has estimated that the market for consulting, design, implementation, management and outsourcing was $124 billion in 1996 and will increase to $303 billion by 2002, representing an approximate compounded annual growth rate of 16%.



     The Company believes that among the leading factors driving growth in the IT services market is the transition from mainframe-based computing and custom software applications to ERP software systems and to distributed computing technologies, such as client/server architectures, LANs, WANs, the Internet and intranets. Such systems offer the increased functionality and flexibility that is important to the competitive needs of businesses. As an integral part of adopting client/server architectures, many organizations are replacing their legacy systems with fully integrated, packaged ERP software applications developed and marketed by leading vendors such as SAP, PeopleSoft and Oracle. These ERP software applications enable organizations to redesign their business processes in such areas as product development, service delivery, manufacturing, human resources, finance and accounting. Gartner Group, Inc., an internationally recognized consulting and research organization, has estimated that the global ERP software market, including license fees, service and maintenance, totaled more than $7.9 billion in 1996 and $10.6 billion in 1997, an increase of more than 34%.



     The Company believes that the challenge of managing the transition to ERP software and client/server systems from legacy systems is placing a severe strain on many corporate IT departments. Many organizations do not have the resources to keep pace with newer technologies and are having difficulty expanding their IT departments and retraining and re-deploying their in-house personnel. Organizations are increasingly using third party IT services companies to reduce the learning curve associated with new technologies, shorten implementation timeframes and lower implementation costs. In addition, organizations increasingly rely upon third party service providers as a cost-effective solution for large IT projects such as software remediation for legacy systems relating to the Year 2000 problem, which Gartner Group, Inc. has estimated will cost in excess of $300 billion to resolve worldwide. Although ERP implementation services may be offered by ERP software vendors, in most cases ERP implementation and systems integration services are provided by third party consulting companies such as the Company. The Company believes that the cost to implement and integrate an ERP software system ranges from two to ten times the cost of the software license fee.

     Although market share in the IT industry was initially concentrated among large computer manufacturers, the industry has become increasingly competitive and fragmented. IT outsourcing services are provided by numerous firms including multinational accounting firms, systems consulting and implementation firms, software application vendors, service groups of computer equipment companies, facilities management companies, general management consulting firms, programming companies and technical personnel and data processing outsourcing companies. Given the complexity of managing these outside relationships, large businesses and other organizations are seeking to reduce the number of IT services firms that they deal with to a select few that they can trust to complete projects successfully, on time and within budget.


THE BRIGHTSTAR APPROACH

     The Company provides IT solutions based on its ERP*PLUS(SM) services through experienced consultants located throughout the U.S. and worldwide. The Company's approach emphasizes the following key advantages:


          ERP Implementation Expertise. The Company's services are based on its core ERP implementation expertise. Through its ERP*PLUS(SM) services, the Company provides comprehensive solutions to improve an organization's productivity through the implementation of ERP software systems, consulting, software application development, systems integration, outsourcing, training, upgrade and support.



          Comprehensive IT Capabilities. The Company offers its clients (i) access to a comprehensive range of solutions, allowing its clients to outsource more of their IT service needs while reducing the number of companies with which they must deal, and (ii) the support and resources of a large firm, with the flexibility and responsiveness to changing client needs of a smaller firm.



          Nationwide Presence with Strong Local Relationships. The Company believes that its strong local and regional presence enables it to be responsive to its clients' needs and enhances its ability to establish and maintain long-term relationships with its clients. The Company believes that each of its local offices has developed name recognition and goodwill and that, collectively, they create an opportunity to build a broad network to provide enterprise-wide solutions to businesses and organizations on a national basis.



          Experienced Staff; Focus on Mission Critical Solutions. A critical element of the Company's success has been its ability to provide senior level consultants to its clients. The Company focuses on providing comprehensive solutions that reengineer core business processes that are critical to its clients' businesses. The Company believes its ability to deliver such mission critical solutions fosters long-term relationships with its existing clients and generates referrals of new clients. To maintain this focus, the Company recruits and employs skilled, senior-level consultants, project managers, engineers and other technical personnel with experience in the vertical markets it serves.



          Creativity; Entrepreneurial Spirit. The Company believes that a key reason for its historical growth has been the entrepreneurial spirit of managers and employees of the Founding Companies. The Company operates with integrated but independently managed business units which provides a motivating environment for its staff and encourages the continuation of close client relationships. Local office management is responsible for initiating client contacts and establishing business relationships as well as the scheduling of assignments, the hiring of employees and the development and implementation of marketing strategies.

GROWTH STRATEGY


     The Company's goal is to be a leading provider of enterprise-wide solutions by continuing its growth and focus on ERP implementation. The Company's growth strategy emphasizes the following elements:



          Maximize Intrinsic Growth Opportunities. The Company intends to build on the Founding Companies' history of internal growth. For the twelve months ended December 31, 1997, the Founding Companies had combined revenue of $59.5 million, an 83% increase over the comparable period in 1996. The Company will centralize certain administrative functions, enabling management of the Founding Companies to focus on increasing sales and project execution. In addition, the Company intends to leverage its client base by providing additional services to meet more fully their comprehensive IT needs.



          Capitalize on Cross-selling Opportunities. The Company intends to cross-sell its broad range of services to the combined client base of the Founding Companies. The Company will continue the regional and local marketing efforts of the Founding Companies, with the enhanced capability to offer its clients a wider range of IT services and products. The Company will implement programs enabling each Founding Company to offer its particular expertise to the Company's combined client base. The Company plans to coordinate teams consisting of consultants from the Founding Companies to provide services to its major clients.



          Attract, Train, Motivate and Retain Highly Skilled Employees. The Company maintains programs and personnel, including eight full-time recruiters, to seek out and employ the best available professionals and to train these professionals in both legacy systems and emerging technologies. To attract, train, motivate and retain its employees, the Company focuses on and provides (i) a corporate culture which promotes creativity and an entrepreneurial spirit, (ii) competitive compensation, incentive programs and benefits, including a stock option grant program, and (iii) career and advancement opportunities for its consultants, including interdisciplinary training.


          Expand Alliances With Leading Software Vendors. The Company is a SAP Implementation Partner in the U.S. and Australia and the Company also has preferred "business partner" relationships with PeopleSoft, Microsoft, Novell and Oracle, among others. These relationships allow the Company to use the business partner's name and the "business partner" designation in marketing the Company's services. The Company believes these relationships result in direct client referrals and enhanced industry recognition. The Company also believes these relationships enable the Company to broaden its customer base, increase its competitiveness and maintain its technological leadership through access to the most current information and training on leading software, hardware and information systems. The Company intends to continue to cultivate these relationships and form alliances with other leading software vendors in order to expand and increase its sales opportunities.


          Expand Through Strategic Acquisitions. The Company intends to continue its acquisition program. The Company will seek potential acquisition candidates to increase its expertise or further broaden its service offerings and expand the Company's presence within its existing geographic markets or enter into new geographic markets. The Company will seek to acquire companies that have a strong history of growth and profitability, strong employee retention, strong management and a reputation for providing quality services. The Company believes that its ability to add value to acquired operations by cross-selling its broad range of services, providing an entrepreneurial environment and enhancing access to financial resources will make it attractive to acquisition candidates.



ERP*PLUS(SM) SERVICES



     ERP*PLUS(SM) is the Company's suite of services for implementing IT solutions and extending packaged ERP software capabilities throughout the enterprise or business unit. The Company's services include: ERP software implementation, consulting, application development, systems integration, outsourcing and training -- which, together with its methodologies, comprise its ERP*PLUS(SM) solution. The Company is a SAP Implementation Partner in the U.S. and Australia and has preferred business partner relationships with PeopleSoft, Oracle, Microsoft and Novell.

     ERP Software Implementation. The Company assists organizations in all aspects of implementing packaged software solutions provided by SAP and PeopleSoft. The Company's services include project scope planning, business process definition, customization of software to meet client requirements, integration of packaged software with existing systems, system support, database integration, systems testing, end-user training, and maintenance and upgrade support. A typical implementation includes the following:



     Scenario/Process Workshops to define the project size, understand the business processes employed by the client and establish an implementation plan prior to commencement of the project. This is a dynamic process involving the client's staff and end-users, leveraging their knowledge base to identify the systems requirements, define business functions and goals, and develop a systems prototype.



     Infrastructure Analysis and Adaptation to develop the systems architecture and specifications in conjunction with the client's technical staff. This phase includes the specification of external system interfaces and the development of bridging methodologies for legacy system components. Package applications are installed and code is developed for custom application interfaces.



     Data Conversion Planning and Execution to commence detailed recasting of data and develop bridges to and from existing applications, resulting in a map of the conversion process.



     Scenario/Use Case Testing to apply structured testing to confirm that recast data and bridges perform as designed and meet the client's stated objectives and organizational requirements.



     Production Implementation and Support to provide ongoing support including training, maintenance, enhancement and modification support, design and development of custom applications, version upgrade support and system documentation.



     Consulting. The Company assists organizations in modernizing their information systems and business processes in order to improve productivity and business performance by defining strategic objectives, designing infrastructures to support these objectives and managing implementation of projects. The Company's consulting services include business process modeling and reengineering, systems architecture design, project management and development of migration plans from mainframe legacy systems to distributed computer networks utilizing client/server architectures. The Company is capable of providing these consulting solutions at either the enterprise-wide or the business function level.



     Application Development. The Company provides mission critical software application design, development and maintenance across a broad spectrum of computing environments including client/server, midrange and mainframe business systems and real-time process control systems. The Company's consultants and software developers are typically engaged for part or all of the lifecycle of application development, from requirements analysis and systems planning through coding, testing, deployment and maintenance. The Company uses rapid prototyping techniques, commercially available database and groupware software and standard application development tools. The Company has designed and developed applications both independent of and as a follow-up to its consulting engagements.


     Systems Integration. The Company provides comprehensive systems integration services including large-scale database integration, LAN and WAN systems design and implementation, and the design and implementation of Internet applications and intranets. The Company also develops and integrates turn-key control systems for clients in the energy and process industries.


     Outsourcing. The Company provides highly skilled consultants and value-added services to augment the internal information systems staff of its clients. The Company's consultants usually provide services at the client's site, although services may be provided at the Company's facilities. As part of its outsourcing services, the Company manages data resource centers and other IT operations for its clients. Further, the Company provides electronic archival and document management services, specialized litigation support and consultants with Year 2000 remediation skills.



     Training. The Company maintains training centers in Scottsdale, Arizona, Dallas, Texas and Lafayette, Louisiana. The Company's training programs for IT professionals cover the Microsoft Certified Professional and MCSE programs, the Computer Technology Industry Association's A+ Certification program and the

Novell Certified Network Administrator and Certified Network Engineer programs. Additionally, the Company provides these services in conjunction with a state government agency and a major university. Through its preferred relationships with PeopleSoft and Oracle, the Company provides end-user training to clients implementing those software applications. The Company also provides training to its clients' personnel related to ERP implementation and custom software applications developed by the Company. The Company currently markets two training products, a Microsoft MCSE self-study kit, designed to help students master the various components of the Microsoft Certified System Engineer Program in preparation for certification, and the Computing Technology Industry Association's A+ Certification Course, designed to instruct students in personal computer technical skills. The Company recently entered into a distribution agreement with a major U.S. publishing company to distribute its A+ Certification suite of products domestically and internationally.


CLIENTS AND MARKETS


     The Company provides services to a diverse group of clients, primarily Fortune 1000 companies and other large organizations. Many of these clients have substantial recurring requirements for IT services and products and have maintained ongoing relationships with the Company over several years. The Company sells its services to its clients either directly or through its relationships with SAP, PeopleSoft, Oracle, Microsoft and KPMG. The Founding Companies had no customers that represented more than 10% of the pro forma combined revenue for the year ended December 31, 1997. While the Company is not dependent on any single customer, the loss of one of its significant customers could, at least on a short-term basis, have an adverse effect on the Company. A partial list of clients served by the Company in 1997 is presented in the table below:


----------------------------------------------------------------------------------------------------------------
                 COMMUNICATIONS/MEDIA                                    CONSUMER PRODUCTS/RETAIL
----------------------------------------------------------------------------------------------------------------
  ABC Radio                  Australia Post               Mary Kay Cosmetics           Tandy
    Networks                 GTE Supply                   Pepsico                      TRICON (Pizza Hut)
  ALLTEL                     Southwestern Bell
    Long Distance
----------------------------------------------------------------------------------------------------------------
                        ENERGY                                     FINANCIAL AND PROFESSIONAL SERVICES
----------------------------------------------------------------------------------------------------------------
  Alinta Gas                 Shell                        Archon Group                 Ernst & Young
  Amoco                      TransCanada Gas              Australian Systems           HD Vest Financial
  Chevron                    Processing                   and People                   Resources
  Conoco                     Union Pacific                Engstron, Lipscomb           Kelly Services
  Marathon Oil               Resources                    & Lack                       KPMG Peat Marwick
  Ocean Energy               Western Mining
----------------------------------------------------------------------------------------------------------------
                 GOVERNMENT/EDUCATION                                     HEALTH CARE/INSURANCE
----------------------------------------------------------------------------------------------------------------
  State of Arkansas          U.S. Department of           Arkansas                     Health Advantage
  University of                Agriculture                Blue Cross/                  Johnson & Johnson
    Texas                                                 Blue Shield                  Medical
----------------------------------------------------------------------------------------------------------------
                      INDUSTRIAL                                                TECHNOLOGY
----------------------------------------------------------------------------------------------------------------
  General Electric           Worsley Aluminum Yamaha      Autodesk                     SAP
  Kintetsu World             Motor                        Guidant                      Tellabs
    Express                  Corp., USA                   Merisel
  Nissan Motor
    Acceptance
----------------------------------------------------------------------------------------------------------------



SALES AND MARKETING

     The Company markets and provides its services directly through its headquarters and branch offices. The Company intends to focus its sales and marketing efforts on (i) cross-selling the Company's complementary service capabilities across its combined client base, (ii) implementing a national account program to secure larger clients, (iii) establishing the Company as a provider of comprehensive IT services on a nationwide basis and
(iv) providing Company-wide marketing support to its sales staff through production and distribution of marketing materials, telemarketing, and industry association and trade shows and seminars. As of February 1, 1998, the Company had approximately 20 full-time sales and marketing personnel.


HUMAN RESOURCES


     The Company employs more than 600 consultants, supported by a staff of approximately 90 sales, marketing and administrative personnel. The Company's success depends in large part upon its ability to attract, train, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. The Company dedicates significant resources to recruiting professionals with both IT consulting and industry experience, and maintains a staff of eight full-time recruiters to aid in this effort. The Company also provides numerous training programs for its consultants, which it believes provides the Company with an advantage in attracting and retaining such professionals.


     None of the Company's employees are subject to a collective bargaining arrangement. The Company considers its relationships with its employees to be good.

COMPETITION


     The market for IT services is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. The Company competes for potential clients with systems consulting and implementation firms, multinational accounting firms, software application firms, service groups of computer equipment companies, facilities management companies, general management consulting firms, programming companies and technical personnel and data processing outsourcing companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal MIS departments. The Company believes the principal competitive factors in the IT services industry include responsiveness to client needs, availability of technical personnel, speed of applications development, quality of service, price, project management capabilities, technical expertise and ability to provide a wide variety of IT services. The Company believes that its ability to compete also depends in part on a number of competitive factors outside of its control, including the ability of its competitors to hire, retain and motivate qualified technical personnel, the ownership by competitors of software used by potential clients, the development of software that would reduce or eliminate the need for the Company's services, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. The Company expects that competition in the IT services industry could increase in the future, partly due to low barriers to entry. See "Risk Factors -- Competition."


FOREIGN OPERATIONS


     The Company believes that opportunities exist to sell its products and services in different geographic regions around the world. Through geographic diversity, the Company believes it can mitigate its exposure to downturns in local or regional economies. The Company's foreign operations accounted for approximately 28% of the Company's revenue on a pro forma combined basis for the year ended December 31, 1997, of which approximately 98% was generated by the Company's operations in Australia.



     SCS Australia, one of the Founding Companies, is an Australian company and generates substantially all of its revenue in Australia. Blackmarr, another Founding Company, has operations in Caracas, Venezuela and London, England. In addition, several of the other Founding Companies have performed projects outside the U.S., but maintain no permanent offices outside the U.S. Other than engagements involving SCS Australia, substantially all of the Company's service contracts and product sales arrangements have been payable in U.S. dollars.

     The current and planned foreign operations of the Company are subject to certain political, economic and other uncertainties not typically encountered in domestic operations, including, among others, risks of war, expropriation or nationalization of assets, renegotiation or nullification of existing contracts, changing political conditions, changing laws and policies affecting trade and investment, overlap of different tax structures, the general hazards associated with the assertion of foreign sovereignty over certain areas in which operations are conducted, costs of localizing products and services for foreign countries, lack of acceptance of localized products and services in foreign countries, longer accounts receivable payment cycles and logistical difficulties in managing foreign operations. Foreign operations sometimes also face the additional risks of fluctuating currency values, hard currency shortages and controls of foreign currency exchange. See "Risk Factors -- International Operations."


INTELLECTUAL PROPERTY RIGHTS


     The Company's success depends on certain methodologies it utilizes in designing, installing and integrating computer software and systems and on other proprietary intellectual property rights it has developed to serve its clients. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops certain application software products, or software "tools," which remain the property of the Company.


     The Company relies on a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company generally enters into confidentiality agreements with its employees and consultants and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, the laws of some foreign countries may not protect the Company's proprietary rights as fully or in the same manner as do the laws of the U.S. Also, despite the steps taken by the Company to protect its proprietary rights, there can be no assurance that others will not develop technologies similar or superior to the Company's technology or design around the proprietary rights owned by the Company. See "Risk Factors -- Intellectual Property Rights."

PROPERTY


     The Company's principal executive offices are located at 10375 Richmond Avenue, Suite 1620, Houston, Texas 77042. Currently, the Company's lease on these premises covers 3,687 square feet and expires on November 30, 2002. The monthly rental rate for such premises is $5,418. The headquarters of the Founding Companies are located in seven facilities and are leased at aggregate current monthly rents of approximately $67,500. The Company believes that its properties are adequate for its needs. Furthermore, the Company believes that suitable additional or replacement space will be available when required on terms acceptable to the Company.


LEGAL PROCEEDINGS

     Neither BrightStar nor any of the Founding Companies is involved in any legal proceedings which the Company believes could have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers and directors of BrightStar.


         NAME           AGE(1)                               POSITION
         ----           ------                               --------
George M. Siegel......    60     Chairman of the Board of Directors(2)
Marshall G. Webb......    55     President, Chief Executive Officer and Director(2)
Michael A. Sooley.....    48     Executive Vice President and Chief Operating Officer
Thomas A. Hudgins.....    57     Executive Vice President of Sales and Marketing and Secretary
Daniel M. Cofall......    43     Executive Vice President, Chief Financial Officer and Treasurer
Mark D. Diggs.........    50     Senior Vice President, Chief Projects and Integration Officer(3)
Brian R. Blackmarr....    55     President of Blackmarr; Director(2)(3)
Jennifer T. Barrett...    48     Director(3)(4)(5)


---------------

(1) At December 31, 1997

(2) Member of the Board Executive Committee


(3) Appointment will become effective when the Offering closes



(4) Member of the Board Audit Committee



(5) Member of the Board Compensation Committee



     Members of the Board of Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by, and serve at the discretion of, BrightStar's Board of Directors.



     George M. Siegel has served as Chairman of the Board of Directors of BrightStar since its inception. Mr. Siegel co-founded MindWorks, a Founding Company, in 1995. In 1990, he founded Dynamex Inc. (formerly Parcelway Courier Systems, Inc.), a messenger and delivery service company, and served as its President and Chief Executive Officer until 1995. In 1993, Mr. Siegel co-founded U.S. Delivery Systems, a public company engaged in consolidating local messenger and delivery companies. Mr. Siegel received his Bachelor of Science in Business Administration and Marketing from Roosevelt University.



     Marshall G. Webb has served as the President and Chief Executive Officer and a director of BrightStar since its inception. He co-founded SkillMaster, Inc., a physician and technologist professional staffing service company, in 1987, and served as its President and Chief Executive Officer from 1987 to 1994. From 1994 to 1996, he was division president for Digital Solutions, Inc., a public company engaged in professional staffing services for a wide range of professions, including engineering, information technology, health care and business administration, that purchased SkillMaster's health care division. He returned to SkillMaster in 1996 to supervise the successful acquisition by SkillMaster of a group of privately held staffing services companies. From 1979 to 1987, Mr. Webb served in the capacities of Chief Operating Officer, Senior Vice President and Chief Financial Officer for Talent Tree, Inc. and Manpower, Inc., each of which specializes in staffing services. Mr. Webb is an alumnus of Southern Methodist University in Dallas, Texas, and is a certified public accountant.



     Michael A. Sooley has served as the Executive Vice President and Chief Operating Officer of BrightStar since September 1997. From 1992 until September 1997, Mr. Sooley served as the Chief Information Officer ("CIO") for Vinson & Elkins LLP, a major international law firm headquartered in Houston, Texas. He served as the CIO for Bronson, Bronson & McKinnon, a law firm in San Francisco, California, from 1990 until 1992. Mr. Sooley previously served as a management consultant with Peat, Marwick, Mitchell & Co. (now KPMG Peat Marwick LLP, a multinational accounting firm), and as a systems engineer and project manager with Electronic Data Systems, Inc., a technology services company. Mr. Sooley earned his Bachelor of

Science degree in Electrical Engineering from Trinity College, and his Master of Science degree in Management Science from Rensselaer Polytechnic Institute.


     Thomas A. Hudgins has served as the Executive Vice President of Sales and Marketing and Secretary of BrightStar since its inception. He was a co-founder of Delta X Corporation in 1967, a company engaged in the design and manufacture of electronic hardware and software for production automation systems, and served as its Executive Vice President until February 1997. Mr. Hudgins is a registered professional engineer licensed to practice in Texas, and received a Bachelor of Science degree in Industrial Engineering from Texas Tech University.



     Daniel M. Cofall has served as Executive Vice President, Chief Financial Officer and Treasurer of BrightStar since its inception. From May 1995 to May 1997, Mr. Cofall served as Vice President of Finance and Chief Financial Officer of Honor Management, Inc., a receivables management company. From April 1994 to May 1995, he served in various capacities, including Vice President of Finance and Administration, Chief Financial Officer, Chairman of the Board of Directors and Chief Executive Officer, of Automated Telephone Management Systems, Inc. ("ATMS"), a public company headquartered in Dallas, Texas engaged in the production of software for automated dialing systems. From May 1993 to May 1994, he was Vice President of Finance for Affiliated Computer Services, Inc., a data management company, and assisted in its initial public offering. From 1991 to 1993, Mr. Cofall served as Director of Finance for Maxum Health Care, a public company providing mobile MRI and CT scanning services. Mr. Cofall graduated from Notre Dame University with a Bachelor of Business Administration degree, majoring in both Accounting and Finance. He received his Masters of Business Administration degree from Southern Methodist University. Mr. Cofall has also been a professor of corporate finance at the University of Dallas Graduate School of Management in Dallas, Texas since 1985.



     Mark D. Diggs will become BrightStar's Senior Vice President and Chief Projects and Integration Officer at the closing of the Offering. In 1989, Mr. Diggs co-founded SII, a Founding Company, and currently serves as its President and Chief Executive Officer. In 1993, Mr. Diggs was named Entrepreneur of the Year by the Association of Arkansas Entrepreneurs and served as the group's President in 1994. Mr. Diggs served as Chairman of the Governor's Technology Advisory Subcommittee to the Legislative Committee on Communications for the State of Arkansas in 1996 and 1997. Mr. Diggs received a Bachelor of Science in Mathematics from Arkansas State University and received a Masters of Science degree in computer science from American Technological University. Since 1986, Mr. Diggs has served as an Adjunct Faculty Department Head for Webster University and as an adjunct professor for the Webster University Graduate Center Master Degree Program for computer resources management.



     Brian R. Blackmarr will become a director of BrightStar at the closing of the Offering. Mr. Blackmarr has served as President of Blackmarr, a Founding Company, since its inception in 1979. He is a registered professional engineer and is a member of the Board of Trustees of the Texas A&M University Research Foundation. Mr. Blackmarr received a Bachelor of Science degree in Mechanical/Industrial Engineering from the University of Texas at Arlington and a Masters of Science degree in Operations Research and Mechanical/Industrial Engineering from the University of Texas at Austin.



     Jennifer T. Barrett will become a director of BrightStar at the closing of the Offering. Since 1974, Ms. Barrett has served in various capacities with Acxiom Corporation, a leading data processing and related computer-based services and software products company with international operations. She served as Vice President of Marketing from 1986 to 1988 and Vice President of Business Development from 1988 to 1991. She is currently a Group Leader in the Data Products Division and is focused on business development, reporting directly to the Division Leader. Ms. Barrett received a Bachelor of Science degree in Mathematics and Computer Science from the University of Texas at Austin.


     In addition to these persons, the Company intends to continue to employ substantially all the members of senior management of each of the Founding Companies following the closing of the Acquisitions. The Company also intends to nominate and elect three additional independent directors in the second quarter of 1998.

     The following table sets forth certain information concerning certain principals of the Founding Companies who will continue as employees of their respective Founding Company following the consummation of the Acquisitions and the Offering:


Stephen D. Caswell...........................    45  Managing Director of SCS Australia
Thomas F. Hagen..............................    51  President of Mindworks
Michael A. Johnson...........................    42  President of ICON
Michael A. Ober..............................    41  President of SCS America
Joel M. Rayden...............................    42  President of Zelo


     Stephen D. Caswell has served as Managing Director of SCS Australia, one of the Founding Companies, since 1994.


     Thomas F. Hagen co-founded Mindworks, one of the Founding Companies, and has served as its president since 1995.


     Michael A. Johnson co-founded ICON, one of the Founding Companies, and has served as its president since 1991.

     Michael A. Ober co-founded SCS America, one of the Founding Companies, and has served as its president since 1995.


     Joel M. Rayden founded Zelo, one of the Founding Companies, and has served as its president since 1992.


COMMITTEES OF THE BOARD

     The Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee advises the Board of Directors on matters relating to the senior management of BrightStar. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the 1997 Long-Term Incentive Plan. Messrs. Siegel, Webb and Blackmarr will serve as members of the Executive Committee and Ms. Barrett will serve as a member of the Audit Committee and the Compensation Committee.

DIRECTOR COMPENSATION


     Directors who are employees of the Company do not receive additional compensation for serving as directors. Directors who are not employees of the Company ("Non-Employee Directors") receive no cash compensation for serving as directors, except for reimbursement of expenses incurred in connection with their attendance at Board of Directors and committee meetings or otherwise incurred in their capacity as directors. Under the 1997 Long-Term Incentive Plan, each Non-Employee Director will receive options to acquire 5,000 shares of Common Stock at the beginning of his or her first year of service as a director and options to acquire 5,000 shares of Common Stock at the beginning of each year of service thereafter. See -- "1997 Long-Term Incentive Plan."


EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS


     BrightStar was organized in July 1997 and, prior to the Offering, has not conducted any operations other than activities related to the Acquisitions and the Offering. BrightStar entered into employment agreements with Messrs. Cofall and Sooley effective August 16, 1997 and October 1, 1997, respectively. BrightStar entered into employment agreements with each of Messrs. Webb and Hudgins effective January 1, 1998. Mr. Blackmarr will enter into an employment agreement with Brian R. Blackmarr and Associates, Inc. effective on the closing of the Offering. Mr. Diggs will enter into an employment agreement with Software Innovators, Inc. effective on the closing of the Offering. Mr. Webb and Mr. Blackmarr will receive an annualized base salary of $175,000 and $225,000, respectively. Messrs. Sooley, Hudgins, Cofall and Diggs will receive an annualized base salary of $150,000.

     The employment agreements entered into by Messrs. Cofall, Sooley, Webb and Hudgins, and to be entered into by Messrs. Blackmarr and Diggs effective on the closing of the Offering (the "Executive Employment Agreements"), are similar in terms to those employment agreements to be entered into between each of the Founding Companies (or, in the case of SCS America and SCS Australia, successor corporations being formed by BrightStar) and its chief executive officer as part of the Acquisitions. The following summary of the Executive Employment Agreements does not purport to be complete and is qualified by reference to them, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Each such Executive Employment Agreement provides for an annual base salary in an amount not less than the initial specified amount and entitles the employee to participate in all employee benefit plans sponsored by BrightStar in which all other executive officers of BrightStar participate. Each of these agreements has an initial three-year term and continues thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal, subject to the right of BrightStar or the employee to terminate the employee's employment at any time. If the employee's employment is terminated by BrightStar without cause (as defined) during the initial three-year term, then that employee will be entitled to (i) receive his current base salary for the period ending the later of (a) the end of the initial three-year term of the agreement or (b) 12 months after termination of employment, (ii) any other earned and unpaid compensation, vacation time accrued prior to termination and an amount equal to the amount of any earned bonuses and commissions payable to the employee with respect to the 12 calendar months preceding termination ("Severance Payments"), and (iii) continued participation in BrightStar's employee benefit plans (other than the granting of new awards under the 1997 Long-Term Incentive Plan or any other performance-based plan) for a period of 12 months following the date of termination. If an employee is terminated without cause during any one-year extension of the initial term of the Agreement, then that employee shall continue to receive Severance Payments for a period of 12 months after termination of such employment and shall continue to participate for such period in BrightStar's employee benefit plans (other than the granting of new awards under the 1997 Long-Term Incentive Plan or any other performance-based plan). If a change of control of BrightStar occurs, and the terms of the employment agreement are not adopted, the employee will be entitled to receive an amount equal to 36 months of his then-current base salary under the agreement, payable on a monthly basis. Under the Executive Employment Agreements, a "change of control" is defined as (A) the sale of substantially all assets of the Company or (B) a merger, consolidation, liquidation or reorganization of the Company in which the Company or an affiliate of the Company is not the surviving entity, or which results, in any event, in a change of control of the Company. The Executive Employment Agreements contain covenants limiting competition with the Company during the term of the Executive Employment Agreement and for an additional period to be the longer of four years from inception of the agreement, or one year after termination of employment for cause.


1997 LONG-TERM INCENTIVE PLAN


     The Board of Directors and the stockholders of BrightStar have adopted the 1997 Long-Term Incentive Plan which provides for the granting of stock-based awards ("Awards") to directors, officers, management and other key employees of the Company. Pursuant to the 1997 Long-Term Incentive Plan, the Board of Directors is authorized to award (i) stock options, (ii) stock appreciation rights, (iii) restricted stock awards, (iv) performance awards and (v) other stock-based incentive awards. Stock options granted under the 1997 Long-Term Incentive Plan may be either options that qualify as "incentive stock options" ("Incentive Options"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options that do not qualify as "incentive stock options" ("Non-qualified Options"). The 1997 Long-Term Incentive Plan, which permits up to 1,000,000 shares of Common Stock to be issued, terminates on December 31, 2007.



     The 1997 Long-Term Incentive Plan may be administered by the Board of Directors or by any committee of the Board of Directors designated by the Board of Directors, which consists of at least two non-employee directors, to the extent required to qualify for certain exemptions under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to satisfy the requirements of Section 162(m) of the Code. Subject to the terms of the 1997 Long-Term Incentive Plan, the Board of Directors or the committee determines the persons to whom Awards are granted and the terms and the number of shares covered by each Award.


     The term of each option may not exceed ten years from the date the option is granted, or five years in the case of an Incentive Option granted to a holder of more than 10% of the fully-diluted capital stock of BrightStar. Non-qualified Options and Incentive Options may become exercisable immediately after the date of grant and may continue to be exercisable, in whole or in part, up to ten years after the date of grant, as determined by the Board of Directors or the committee.



     The 1997 Long-Term Incentive Plan provides that the Board of Directors or the committee may provide for termination of an option in the case of termination of employment or directorship or any other reason. No Award, other than Non-qualified Options, may be transferred other than by will or the laws of descent and distribution, and during the lifetime of an optionee Awards may be exercised only by the optionee.


     The 1997 Long-Term Incentive Plan contains a provision accelerating the receipt of benefits pursuant to Awards upon the occurrence of specified events, including a merger or consolidation of BrightStar. The acceleration of vesting of Awards in the event of a merger or other similar event may have the effect of discouraging a proposal for merger, a takeover attempt or other efforts to gain control of the Company.


     Pursuant to the 1997 Long-Term Incentive Plan, Incentive Options to purchase shares of Common Stock have been granted to George M. Siegel and the persons named in "-- Executive Compensation and Employment Agreements" above as follows: 74,900 shares to George M. Siegel, 76,000 shares to Mr. Webb, 68,000 shares to Mr. Cofall, 58,000 shares to Mr. Sooley, 68,000 shares to Mr. Hudgins, 68,000 shares to Mr. Diggs and 7,500 shares to Mr. Blackmarr. Each of those Incentive Options will have an exercise price per share equal to the initial price to the public set forth on the cover of this Prospectus. Other than the Incentive Option to Mr. Blackmarr, the Incentive Options will vest at the rate of 50% per year, commencing on the date the initial public offering price is determined. Mr. Blackmarr's Incentive Option will vest at the rate of 33 1/3% per year, commencing on the anniversary of the date the initial public offering price is determined. The Incentive Options will expire at the earlier of ten years from the date of grant or three months following termination of employment.



     Pursuant to action of the Board of Directors and under the terms of the 1997 Long-Term Incentive Plan, BrightStar has approved Non-qualified Options for each of the initial Non-Employee Directors as follows (the "Non-Employee Director Awards"): (i) the automatic grant to each of the initial Non-Employee Directors (including those elected to begin service at the closing of the Offering) of options to purchase 5,000 shares of Common Stock, effective as of the date the initial public offering price is determined, at an exercise price per share equal to the initial per share public offering price, (ii) the automatic grant to each Non-Employee Director elected after the closing of the Offering of options to purchase 5,000 shares of Common Stock, effective on the date of that person's initial election as a director, at an exercise price per share equal to the per share fair market value of the Common Stock on the date of that grant, and (iii) the automatic grant to each Non-Employee Director of options to purchase 5,000 shares of Common Stock at each annual meeting of stockholders thereafter at which that director is re-elected or remains a director, unless such annual meeting is held within three months following that person's election as a director, at an exercise price per share equal to the per share fair market value of the Common Stock on the date of grant. BrightStar has reserved 70,000 shares of Common Stock for issuance pursuant to the Non-Employee Director Awards; however, the Board of Directors may revoke at any time the next automatic grant of options otherwise provided for pursuant to the Non-Employee Director Awards. Each option granted pursuant to the Non-Employee Director Awards shall be exercisable immediately and shall expire ten years after the date of grant, unless sooner exercised or canceled due to termination of service or death.



     Payment on the exercise of an option may be in cash or, at the discretion of the Board of Directors, by delivery of shares of Common Stock.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 18, 1998 (giving effect to the Share Exchange and the dissolution and liquidation of BITI), and as adjusted to give effect to the closing of the Acquisitions and the Offering, as to (i) all persons who will then be the "beneficial owners", as defined by the SEC, of 5% or more of the Common Stock, (ii) each director and person nominated to become a director of BrightStar on closing of the Offering, (iii) each executive officer of BrightStar and (iv) all executive officers, directors and persons nominated to become executive officers and directors of BrightStar as a group. All persons listed have an address at the Company's principal executive offices and have sole voting and investment power with respect to their shares, unless otherwise indicated.



                                                       SHARES                SHARES
                                                    BENEFICIALLY          BENEFICIALLY
                                                   OWNED PRIOR TO          OWNED AFTER
                                                     OFFERING(2)         OFFERING(2)(3)
                                                 -------------------   -------------------
                                                 NUMBER OF             NUMBER OF
              BENEFICIAL OWNER(1)                 SHARES     PERCENT    SHARES     PERCENT
              -------------------                ---------   -------   ---------   -------
Brian R. Blackmarr.............................        --        --      825,601    11.2%
Mark D. Diggs..................................    75,894      8.1%      250,506     3.4%
George M. Siegel...............................   104,592     11.2%      137,227     1.9%
Marshall G. Webb...............................   132,242     14.1%      132,242     1.8%
Thomas A. Hudgins..............................   122,409     13.1%      122,409     1.7%
Daniel M. Cofall...............................   109,909     11.8%      109,909     1.5%
Michael A. Sooley..............................    89,000      9.6%       89,000        *
Jennifer T. Barrett............................     5,000         *        5,000        *
All executive officers, directors and director
  nominees as a group (eight persons)..........   639,046     57.1%    1,671,894    22.1%


---------------

 *  Less than 1%.


(1) Includes shares subject to options which vest upon the completion of the Offering held by various members of management, as follows: Mark D.
    Diggs -- 34,000 shares; George M. Siegel -- 37,450 shares; Marshall G.
    Webb -- 38,000 shares; Thomas A. Hudgins -- 34,000 shares; Daniel M.
    Cofall -- 34,000 shares; Michael A. Sooley -- 29,000 shares; and Jennifer T. Barrett -- 5,000 shares.



(2) Giving effect to the Share Exchange and the dissolution and liquidation of BITI immediately following the closing of the Offering.



(3) Giving effect to the Offering and the issuance of 2,688,225 shares of Common Stock in connection with the Acquisitions.

                              CERTAIN TRANSACTIONS

ORGANIZATION OF BRIGHTSTAR


     In connection with the formation of BrightStar, BITG issued 100,000 shares of its common stock to BITI in consideration for a cash payment in the amount of $10,000. George M. Siegel, Marshall G. Webb, Thomas A. Hudgins, Daniel M. Cofall and Mark D. Diggs, each of whom is an executive officer or director of BrightStar, together with Michael Miller, chief financial officer of SII, purchased all the outstanding Class B units of BITI, the only units authorized to vote for the election of BITI managers, for aggregate consideration of $10,000. Messrs. Siegel, Webb, Hudgins, Diggs and Miller also own all the outstanding Series A-1 Class A units of BITI. Effective December 15, 1997, BITI executed a share exchange agreement with BrightStar to effect the Share Exchange concurrently with the closing of the Offering. The governing regulations of BITI provide that BITI is to be dissolved and liquidated effective upon the closing of the Offering. Upon dissolution and liquidation of BITI following the closing of the Share Exchange and the Offering, (i) the holders of the Series A-1 Class A units will receive in cash their original purchase price ("Purchase Price") of $490,000 for the units, plus shares of Common Stock having an aggregate value equal to the holder's Purchase Price, based on the initial public offering price of the Common Stock (the "IPO Price"), (ii) the holders of the Series A-2 Class A units will receive in cash their Purchase Price of $1.3 million for the units, plus shares of Common Stock having an aggregate value equal to four times the holder's Purchase Price (based on the IPO Price), and (iii) the holders of the Class B units are entitled to receive the remaining shares of Common Stock received by BITI in the Share Exchange and the remaining cash, if any.



     In connection with the formation of BrightStar, BITG issued an aggregate of 41,958 shares of its common stock to its officers and directors (each of whom is also an officer or director of the Company) at a purchase price of $0.10 per share. Under the terms of the Share Exchange Agreement, BrightStar will exchange shares of its newly issued Common Stock for all of the outstanding capital stock of BITG (on a 5.5371-for-one basis) concurrently with the closing of the Offering. BITI will receive 553,710 shares of Common Stock in connection with the Share Exchange (of which an aggregate of 79,545 shares will then be distributed to the holders of Class B units of BITI (as described above)) and an aggregate of 474,165 shares will then be distributed to the holders of the Series A-1 and Series A-2 Class A units of BITI (as described above). In addition, an aggregate of 346,800 shares of Common Stock (the "Management Compensation Shares") will be issued to members of BrightStar's management in exchange for their shares of BITG common stock.



     BrightStar will enter into stock repurchase agreements with each of Messrs. Webb, Hudgins, Cofall, Sooley, Siegel and Diggs, pursuant to which BrightStar is entitled to repurchase, for $0.10 per share, the shares issued to each of them, in the event such individual (i) is terminated from employment by, or as a director of, BrightStar for cause (as defined in the agreements) or (ii) voluntarily resigns from his employment with BrightStar, or service as a director, as applicable, within 12 months following the closing of the Offering. All shares held by such persons will initially be subject to the repurchase rights and that number will be reduced pro rata each month thereafter until the end of that 12-month period. Messrs. Webb, Hudgins, Cofall, Sooley, Siegel and Diggs may not sell any of their shares so long as they remain subject to the repurchase agreements.



     Pursuant to the BITI Loan Agreement, BITI has made cash advances to enable BrightStar to pay various professional and administrative expenses in connection with the formation of BrightStar, the acquisition of the Founding Companies and the Offering. As of March 18, 1998, there were outstanding advances under the BITI Loan Agreement totaling $1.7 million, which advances bear interest at 10% per annum and are to be repaid within 30 days following the closing of the Offering. All advances under the BITI Loan Agreement, together with accrued interest thereon, will be repaid from the net proceeds of the Offering. See "Use of Proceeds."


ACQUISITIONS OF THE FOUNDING COMPANIES

     Concurrently with the closing of the Offering, BrightStar will acquire all of the issued and outstanding capital stock or substantially all of the assets of the Founding Companies, at which time, each Founding

Company will become a wholly owned subsidiary of BrightStar. The aggregate consideration BrightStar will pay to acquire the Founding Companies (before the Post-Closing Adjustments) consists of (i) approximately $31.3 million in cash,
(ii) 2,688,225 shares of Common Stock and (iii) approximately $7.0 million of indebtedness of the Founding Companies to be assumed by BrightStar. Brian R. Blackmarr, Thomas F. Hagen, Mark A. Johnson, Joel M. Rayden and George M. Siegel, who are stockholders of certain of the Founding Companies and directors, executive officers or key employees of BrightStar, are makers or guarantors with regard to approximately $1.2 million, $449,000, $1.6 million, $492,000 and $449,000, respectively, of indebtedness of the Founding Companies. In connection with the Acquisitions, BrightStar has made arrangements to release such persons from such indebtedness. In addition, the purchase price for each of SCS Australia and SII may be increased by a Post-Closing Adjustment, which, for SCS Australia, may be up to 217,000 shares of Common Stock based on actual fiscal 1998 revenues exceeding a certain threshold, and for SII will be equal to one-third of the amount of SII's actual fiscal 1998 pre-tax net income in excess of $1.2 million, and which, in each case, is to be payable in shares of Common Stock valued at the IPO Price. The Company currently estimates, however, that no shares of Common Stock will be issuable in connection with the Post-Closing Adjustments. The consideration being paid in the Acquisitions was determined by arm's-length negotiations between the Company and the respective Founding Companies.



     In addition to being conditioned upon the closing of the Offering, the closing of each Acquisition is subject to certain other customary conditions including, among others: the continuing accuracy of the representations and warranties made by the parties thereto, the performance of their respective covenants included in the agreements relating to the Acquisitions; and the nonexistence of a material adverse change in the results of operations, financial condition or business of each Founding Company prior to the closing date. There can be no assurance that the conditions to closing of the Acquisitions will be satisfied or waived or that the acquisition agreements will not be terminated prior to consummation.


     The following table sets forth the consideration to be paid and debt assumed for each of the Founding Companies.

                                                        SHARES OF       DEBT
                                             CASH      COMMON STOCK    ASSUMED
                                            -------    ------------    -------
                                                  (DOLLARS IN THOUSANDS)
Blackmarr(1)..............................  $ 3,237     1,078,936      $1,125
ICON......................................    6,136       340,893       1,925
Mindworks.................................      412        68,706         509
SCS America...............................   11,000       416,667         565
SCS Australia(2)..........................    9,769       488,470       1,766
SII(3)....................................      450       232,816         568
Zelo......................................      318        61,737         523
                                            -------     ---------      ------
          Totals..........................  $31,322     2,688,225      $6,981
                                            =======     =========      ======

---------------

(1) Marshall G. Webb, Thomas A. Hudgins, Daniel M. Cofall and Michael A. Sooley have each agreed to exchange up to an aggregate of 346,800 of their shares of Common Stock for an equal number of shares of Restricted Common Stock contemporaneously with the closing of the Offering to the extent necessary to ensure that the shareholders of Blackmarr will become, collectively, the largest holder of Common Stock entitled to vote immediately following the Acquisitions. See "Description of Capital Stock -- Common Stock and Restricted Common Stock."

(2) Does not include shares of Common Stock issuable in connection with a Post-Closing Adjustment to be based upon 1998 revenue.

(3) Does not include shares of Common Stock issuable in connection with a Post-Closing Adjustment to be based upon 1998 pre-tax net income. The cash consideration includes the assumed repayment of a $550,000 promissory note (which is not included in the amount shown for debt assumed) issued in

    December 1997 to a former stockholder of SII in exchange for his equity interest in SII in anticipation of BrightStar's acquisition of SII.


     As consideration for their interests in the Founding Companies, certain officers, directors and beneficial owners of more than 5% of the outstanding shares of Common Stock will receive cash and shares of Common Stock as set forth in the table below.


                                                                   SHARES OF
                         NAME                            CASH     COMMON STOCK
                         ----                           ------    ------------
                                                        (DOLLARS IN THOUSANDS)
George M. Siegel......................................  $  196        32,635
Brian R. Blackmarr....................................   2,477       825,601
Mark D. Diggs.........................................     338       174,612
                                                        ------     ---------
          Total.......................................  $3,011     1,032,848
                                                        ======     =========


     In connection with the Acquisitions, the Company will enter into employment agreements with certain key employees of the Founding Companies. Total annual compensation pursuant to such agreements ranges from approximately $100,000 to approximately $225,000 depending on the duties of such employees and their positions with the Founding Companies. These employment agreements have initial terms of three years and generally provide, among other things, that the employee will not compete with the Company during the term of the employment agreement and for additional periods of up to the greater of one year after the termination of their employment thereunder for cause or the termination date set forth in the agreement. For a discussion of the employment agreements between the Company and its executive officers, see "Management -- Executive Compensation and Employment Agreements."


FINANCIAL ADVISORY SERVICES


     In August 1997, BITG engaged McFarland, Grossman & Company, Inc. ("MGCO") to provide financial advisory services for a period of six months in connection with the Acquisitions and related financings. Under the terms of the engagement letter between BrightStar and MGCO (the "MGCO Engagement Letter"), BrightStar paid MGCO an initial advisory fee of $15,500, plus monthly fees aggregating $75,000 through December 1997, and reimbursed MGCO for its out-of-pocket expenses relating to the services provided. In connection with the MGCO Engagement Letter, BITG issued the MG Warrant to MGCO for $100 in cash. Pursuant to the Share Exchange Agreement, BrightStar has assumed all obligations of BITG under the MG Warrant. As adopted by BrightStar, the MG Warrant provides for the purchase of up to 50,000 shares of Common Stock, at a per share exercise price equal to the lesser of $6.00 or 60% of the IPO Price. The MG Warrant may be exercised in whole or, from time to time, in part, at any time during the five-year period beginning on the issuance date of the MG Warrant. BrightStar granted certain registration rights to MGCO with respect to the shares of Common Stock issuable upon exercise of the MG Warrant.



     Pursuant to the MGCO Engagement Letter, MGCO will be entitled to receive the following fees in the future: (i) a fee of $1.6 million payable upon the closing of the Acquisitions; and (ii) a private placement fee equal to 6% of the amount of any private placement made by BrightStar within two years of March 2, 1998 with any capital source introduced to BrightStar by MGCO during the term of the MGCO Engagement Letter, together with a warrant to purchase an amount equal to 10% of the securities issued in any such private placement at the issue price in that private placement.



     In September 1997, BITG engaged Brewer-Gruenert Capital Advisors, LLC ("BGCA") to provide consulting services regarding corporate development matters for a period of one year in connection with future acquisitions of IT companies by BrightStar and any private investors introduced to BrightStar by BGCA. Under the terms of the consulting agreement (the "BGCA Agreement") between BITG and BGCA, as assumed by BrightStar, BrightStar will pay BGCA, at the closing of the Offering, an executive search fee of

$60,000 for services rendered thereunder and thereafter will reimburse BGCA from time to time for its out-of-pocket expenses relating to the services provided. In connection with the BGCA Agreement, BrightStar also issued the BGCA Option giving BGCA the option to purchase the number of shares of Common Stock equal to $100,000 divided by the difference between the per share IPO Price and the exercise price of $6.00 per share.



     Pursuant to the BGCA Agreement, BGCA will be entitled to receive the following fees in the future: (i) a graduated success fee, payable on the closing of an acquisition by the Company of a company presented to the Company by BGCA, and (ii) a cash fee equal to 10% of the amount of the gross investment proceeds received by the Company from any investor identified by BGCA during the term of the BGCA Agreement.


COMPANY POLICY

     In the future, any material transactions between the Company and directors, officers, employees or other affiliates of the Company are anticipated to be minimal and will, in any case, be approved in advance by a majority of the Board, including a majority of disinterested members of the Board.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Certificate of Incorporation authorizes the issuance of 40,000,000 shares of capital stock, consisting of 35,000,000 shares of Common Stock, 2,000,000 Shares of Restricted Common Stock and 3,000,000 shares of Preferred Stock ("Preferred Stock"). At March 18, 1998, 100 shares of Common Stock were outstanding (all of which were held by BITG), and no shares of Restricted Common Stock or Preferred Stock were outstanding. On closing of the Acquisitions, the Share Exchange and the Offering, BrightStar will have outstanding 7,338,735 shares of Common Stock, and no shares of Restricted Common Stock or Preferred Stock will be outstanding. The following summary describes certain terms of BrightStar's capital stock that the Company considers to be material to prospective investors. Reference is made to the more detailed provisions of the Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part. All capitalized terms used and not defined below have the respective meanings given to them in the Certificate of Incorporation.


COMMON STOCK AND RESTRICTED COMMON STOCK

     The holders of Common Stock are each entitled to one vote for each share held on all matters to which they are entitled to vote, including the election of directors. The holders of Restricted Common Stock have no voting rights. After the closing of the Offering, the Board of Directors will be elected annually and will serve one-year terms. Cumulative voting for the election of directors is not permitted. Any director, or the entire Board of Directors, may be removed at any time, with cause, by a majority of the aggregate number of votes which may be cast by the holders of outstanding shares of Common Stock.

     Any shares of Restricted Common Stock that may be issued will automatically convert into Common Stock on a share-for-share basis (i) in the event of a disposition of such shares of Restricted Common Stock by the holder thereof (other than a disposition which is a distribution by a holder to its partners or beneficial owners or a transfer to a related party of such holder), (ii) in the event any person acquires beneficial ownership of 25% or more of the outstanding shares of Common Stock of BrightStar at any time after consummation of the Offering, (iii) 18 months after the closing of the Offering or (iv) in the event a majority of the aggregate number of votes which may be cast by the holders of outstanding shares of Common Stock approve such conversion.

     Subject to the rights of any then outstanding shares of Preferred Stock, holders of Common Stock (and Restricted Common Stock if any are issued) are entitled to participate pro rata in such dividends as may be declared in the discretion of the Board of Directors out of the funds legally available therefor. Holders of Common Stock (and Restricted Common Stock if any are issued) are entitled to share ratably in the net assets of BrightStar on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. Holders of Common Stock and holders of Restricted Common Stock will have no preemptive rights to purchase shares of stock of BrightStar. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of BrightStar. Shares of Restricted Common Stock, if issued, will not be subject to any redemption provisions, but will be convertible into Common Stock on the occurrence of certain events as described above. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering and the Acquisitions will be, on payment therefor, fully paid and non-assessable.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board in one or more classes or series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any class or series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. BrightStar has no current plans to issue any shares of Preferred Stock.

     One of the effects of undesignated Preferred Stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of BrightStar by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of BrightStar's management. The issuance of shares of the Preferred Stock pursuant to the Board's authority described above may adversely affect the rights of the holders of Common Stock and Restricted Common Stock. For example, Preferred Stock issued by BrightStar may rank prior to the Common Stock and Restricted Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

STATUTORY BUSINESS COMBINATION PROVISION

     BrightStar is subject to Section 203 of the DGCL which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that stockholder became an interested stockholder, unless: (i) prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) on closing of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and also officers of the corporation and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
66 2/3% of the outstanding voting stock not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors who were directors prior to that person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed those directors by a majority of those directors. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date it is sought to be determined whether that person was an interested stockholder.


     The foregoing provisions of Section 203 could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of the stockholders of the Company.


CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     Pursuant to the Certificate of Incorporation and as permitted by Delaware law, a director of BrightStar is not liable to BrightStar or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability in connection with a breach of duty of loyalty to BrightStar or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments, stock repurchases or redemptions illegal under Delaware law or any transaction in which that director derived an improper personal benefit.

     Additionally, the Certificate of Incorporation provides that directors and officers of BrightStar will be indemnified by BrightStar to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of BrightStar, and further permits the advancing of expenses incurred in defense of claims.


     The inclusion in the Certificate of Incorporation of the provisions described in the two preceding paragraphs may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management of the Company from bringing a lawsuit against its directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.


     The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of BrightStar must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof. The Certificate of Incorporation provides that a special meeting of stockholders may be called only by the President, the Board or by such other person or persons as may be authorized in BrightStar's Bylaws. BrightStar's Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted on at that special meeting. The Certificate of Incorporation provides that the Board may adopt, amend or repeal BrightStar's Bylaws by the affirmative vote of a majority of the Board without the consent or vote of BrightStar's stockholders; provided, however, that the stockholders of BrightStar may adopt, amend or repeal BrightStar's Bylaws by the affirmative vote of the holders of at least a majority of the shares entitled to vote in the election of directors which are present in person or represented by proxy at a duly constituted meeting of BrightStar's stockholders at which a quorum is present.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     On closing of the Acquisitions, the Share Exchange and the Offering, 7,338,735 shares of Common Stock will be outstanding. See "Certain
Transactions -- Acquisitions of the Founding Companies." The 3,750,000 shares of Common Stock offered hereby will be freely tradeable unless acquired by affiliates of BrightStar. All the remaining shares of Common Stock to be outstanding on the closing of the Acquisitions (including shares to be issued in connection with the Post-Closing Adjustments), the Share Exchange and the Offering (as well as all shares issuable pursuant to the MG Warrant and the BGCA Option) may be resold publicly only following their effective registration under the Securities Act or pursuant to an exemption from the registration requirements of that act, such as Rule 144 thereunder.

     When the Offering closes, BrightStar also will have outstanding (i) options to purchase approximately 605,000 shares of Common Stock, which were (or will have been) granted pursuant to the 1997 Long-Term Incentive Plan, (ii) the MG Warrant (which provides for the issuance of up to 50,000 shares of Common Stock and grants the holder thereof certain registration rights) and (iii) the BGCA Option (which provides for the issuance of up to 16,666 shares of Common Stock). BrightStar intends to file a registration statement on Form S-8 to register the shares issuable pursuant to its 1997 Long-Term Incentive Plan. After that registration statement becomes effective, the shares registered thereby generally will on issuance be available for sale in the open market by holders who are not affiliates of BrightStar and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of BrightStar. See "Management -- 1997 Long-Term Incentive Plan."

     In general, under Rule 144, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from BrightStar or an affiliate of BrightStar, the holder (or holders whose shares of Common Stock are aggregated), of such restricted securities, including holders who may be deemed "affiliates of BrightStar," is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock (approximately 73,000 shares on completion of the Offering) or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about BrightStar. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed since the later of the date on which restricted securities were acquired from BrightStar or an affiliate of BrightStar, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale is entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof and is qualified in its entirety by reference thereto. The SEC has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The SEC has also solicited comments on other possible changes to Rule 144, including possible revisions to the one- and two-year holding periods and volume limitations described above.


     BrightStar and its directors and executive officers, BITI, all persons who will receive BrightStar Common Stock in connection with the Share Exchange and all persons who receive shares of Common Stock in connection with the Acquisitions have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp., directly or indirectly, make any offer, sale, assignment, transfer, contract to sell, grant of an option to purchase or other disposition of any Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by them for a period of one year subsequent to the date of this Prospectus, other than Common Stock to be sold in the Offering or transferred as a gift or gifts (provided that any donee thereof agrees in writing to be bound by the terms of such lockup agreement), except that BrightStar may issue Common Stock in connection with future acquisitions and on exercise of the MG Warrant and the BGCA Option, provided that the recipients of those shares agree not to offer or sell any of those shares during the Lockup Period, and pursuant to Awards under the 1997 Long-Term Incentive Plan. In addition, each person who will receive shares of Common Stock in connection with the Acquisitions will enter into a stock transfer restriction agreement which prohibits any sale or transfer of Common Stock for a period of 365 days from the closing of the Offering, except for certain permitted transfers which require that the recipient agree to be bound by all provisions of such agreement.


     BrightStar intends to register 4,000,000 additional shares of Common Stock under the Securities Act during the second quarter of 1998 for its use in connection with future acquisitions. Those shares generally will be freely tradable after their issuance by persons not affiliated with the Company except to the extent that the Company contractually restricts their resale. Resales of those shares during the Lockup Period would require the prior written consent of CIBC Oppenheimer Corp. The registration rights described above do not apply to the registration statement relating to the shares registered for use in connection with future acquisitions.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), BrightStar has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom CIBC Oppenheimer Corp. and Dain Rauscher Incorporated are acting as the representatives (the "Representatives"), has severally agreed to purchase from BrightStar, the respective number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
CIBC Oppenheimer Corp. .....................................
Dain Rauscher Incorporated .................................

                                                              ---------
          Total.............................................  3,750,000
                                                              =========


     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and at such price less a concession of not in excess of
$          per share to certain security dealers, of which a concession not in
excess of $          per share may be reallowed to certain other securities
dealers. After the Offering, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives.


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase Common Stock are subject to certain conditions, including that if any of the Common Stock is purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased (other than those covered by the over-allotment option described below).


     BrightStar has granted to the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 562,500 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them bears to the 3,750,000 shares of Common Stock offered hereby. BrightStar will be obligated, pursuant to the over-allotment option granted to the Underwriters, to sell Common Stock to the Underwriters to the extent that such over-allotment option is exercised.



     BrightStar and its directors and executive officers, BITI, all persons who will receive BrightStar Common Stock in connection with the Share Exchange and all persons acquiring shares of Common Stock in connection with the Acquisitions have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp., directly or indirectly, make any offer, sale, assignment, transfer, contract to sell, grant of an option to purchase or other disposition of any Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by them for a period of one year subsequent to the date of this Prospectus, other than Common Stock to be sold in the Offering or transferred as a gift or gifts (provided that any donee thereof agrees in writing to be bound by the terms of such lockup agreement), except that BrightStar may, subject to certain limitations, issue shares of Common Stock in connection with future acquisitions and on exercise of the MG Warrant and the BGCA Option, provided that the recipients of these shares agree not to offer or sell any of these shares during the Lockup Period, and pursuant to Awards under the 1997 Long-Term Incentive Plan.

     BrightStar has agreed to indemnify the Representatives and the several Underwriters against certain liabilities, including, without limitation, liabilities under the Securities Act, and to contribute, under certain circumstances, to certain payments that the Underwriters may be required to make in respect thereof.

     The Representatives have informed BrightStar that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among BrightStar and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be the history of and the prospects for the industry in which the Company competes, the past and present operations of the Founding Companies, the historical results of operations of the Founding Companies, the Company's capital structure, estimates of the business potential and earnings prospects of the Company, an overall assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses. There can be no assurance that an active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering made hereby.


     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     At the request of BrightStar, the Underwriters have reserved up to 187,500 of the shares of Common Stock offered hereby for sale at the initial public offering price to employees of the Company and other persons associated with the Company.

     Any offer of the shares of Common Stock in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the law and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.


     Dain Rauscher Incorporated ("Dain Rauscher") provided financial advisory services to BrightStar in connection with the Acquisitions and the Offering, for which Dain Rauscher will be paid a fee of $100,000, payable by BrightStar. Dain Rauscher is also the holder of 20 Series A-2 Class A units of BITI, which it acquired for a purchase price of $100,000.


                                 LEGAL MATTERS


     Certain legal matters in connection with the Common Stock being offered hereby will be passed on for the Company by Chamberlain, Hrdlicka, White, Williams & Martin of Houston, Texas. Certain members of Chamberlain, Hrdlicka, White, Williams & Martin own Series A-2 Class A units of BITI, representing approximately 3.8% of the outstanding Series A-2 Class A units. Certain legal matters related to the Offering will be passed on for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements of Blackmarr, ICON, Mindworks, SCS America, SII and Zelo included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their reports (included herein), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The audited financial statements of SCS Australia included in this Prospectus have been audited by Deloitte Touche Tohmatsu, independent auditors, as indicated in their report (included herein), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     BrightStar has not previously been subject to the reporting requirements of the Exchange Act. BrightStar has filed with the SEC a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance that a reference is made to a contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference. A copy of the Registration Statement may be examined without charge at the SEC's principal offices at 450 Fifth Street, N. W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. Copies of such materials may also be obtained over the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Unaudited Pro Forma Combined Financial Statements
  Basis of Presentation of Unaudited Pro Forma Combined
    Financial Statements....................................   F-2
  Unaudited Pro Forma Combined Balance Sheet as of December
    31, 1997................................................   F-3
  Unaudited Pro Forma Combined Statement of Operations for
    the year ended December 31, 1997........................   F-4
  Notes to Unaudited Pro Forma Financial Statements.........   F-5
Historical Financial Statements
  Brian R. Blackmarr and Associates, Inc.
    Independent Auditors' Report............................  F-11
    Balance Sheet as of September 30, 1996 and 1997.........  F-12
    Statement of Operations for each of the three years in
     the period ended September 30, 1997....................  F-13
    Statement of Stockholders' Equity for each of the three
     years in the period ended September 30, 1997...........  F-14
    Statement of Cash Flows for each of the three years in
     the period ended September 30, 1997....................  F-15
    Notes to Financial Statements...........................  F-16
  Integrated Controls, Inc.
    Independent Auditors' Report............................  F-20
    Balance Sheet as of December 31, 1996 and 1997..........  F-21
    Statement of Income for each of the three years in the
     period ended December 31, 1997.........................  F-22
    Statement of Stockholders' Equity for each of the three
     years in the period ended December 31, 1997............  F-23
    Statement of Cash Flows for each of the three years in
     the period ended December 31, 1997.....................  F-24
    Notes to Financial Statements...........................  F-25
  Mindworks Professional Education Group, Inc.
    Independent Auditors' Report............................  F-30
    Balance Sheet as of December 31, 1996 and 1997..........  F-31
    Statement of Operations for each of the two years in the
     period ended December 31, 1997.........................  F-32
    Statement of Stockholders' Equity for each of the two
     years in the period ended December 31, 1997............  F-33
    Statement of Cash Flows for each of the two years in the
     period ended December 31, 1997.........................  F-34
    Notes to Financial Statements...........................  F-35
  Software Consulting Services America, LLC
    Independent Auditors' Report............................  F-39
    Balance Sheet as of December 31, 1996 and 1997..........  F-40
    Statement of Income for the period ended December 31,
     1995 and each of the two years in the period ended
     December 31, 1997......................................  F-41
    Statement of Members' Equity for the period ended
     December 31, 1995 and each of the two years in the
     period ended December 31, 1997.........................  F-42
    Statement of Cash Flows for the period ended December
     31, 1995 and each of the two years in the period ended
     December 31, 1997......................................  F-43
    Notes to Financial Statements...........................  F-44
  SCS Unit Trust
    Independent Auditors' Report............................  F-48
    Balance Sheet as of June 30, 1996 and 1997..............  F-49
    Statement of Income for the period ended June 30, 1995
     and for each of the two years in the period ended June
     30, 1997...............................................  F-50
    Statement of Unit Capital and Beneficiaries' Loan
     Accounts for the period ended June 30, 1995 and for
     each of the two years in the period ended June 30,
     1997...................................................  F-51
    Statement of Cash Flows for the period ended June 30,
     1995 and for each of the two years in the period ended
     June 30, 1997..........................................  F-52
    Notes to Financial Statements...........................  F-53
  Software Innovators, Inc.
    Independent Auditors' Report............................  F-57
    Balance Sheet as of July 31, 1996 and 1997..............  F-58
    Statement of Operations for each of the two years in the
     period ended July 31, 1997.............................  F-59
    Statement of Stockholders' Equity for each of the two
     years in the period ended July 31, 1997................  F-60
    Statement of Cash Flows for each of the two years in the
     period ended July 31, 1997.............................  F-61
    Notes to Financial Statements...........................  F-62
  Zelo Group, Inc.
    Independent Auditors' Report............................  F-65
    Balance Sheet as of December 31, 1996 and 1997..........  F-66
    Statement of Operations for each of the two years in the
     period ended December 31, 1997.........................  F-67
    Statement of Stockholders' Deficit for each of the two
     years in the period ended December 31, 1997............  F-68
    Statement of Cash Flows for each of the two years in the
     period ended December 31, 1997.........................  F-69
    Notes to Financial Statements...........................  F-70
  BIT Investors, LLC
    Independent Auditors' Report............................  F-73
    Consolidated Balance Sheet as of December 31, 1997......  F-74
    Consolidated Statement of Operations for the period
     ended December 31, 1997................................  F-75
    Consolidated Statement of Stockholder's Deficit for the
     period ended December 31, 1997.........................  F-76
    Consolidated Statement of Cash Flows for the period
     ended December 31, 1997................................  F-77
    Notes to Consolidated Financial Statements..............  F-78

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

                  BASIS OF PRESENTATION OF UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements give effect to (i) the acquisitions (the "Acquisitions") by BrightStar Information Technology Group, Inc. ("BrightStar") of (a) the outstanding capital stock of Brian R. Blackmarr and Associates, Inc. ("Blackmarr"), Integrated Controls, Inc. ("ICON"), Mindworks Professionals Education Group, Inc. ("Mindworks"), Software Innovators, Inc. ("SII"), Zelo Group, Inc ("Zelo") and (b) substantially all the net assets of Software Consulting Services America, LLC ("SCS America") and SCS Unit Trust ("SCS Australia" and, together with Blackmarr, ICON, Mindworks, SII, Zelo, SCS America and SCS Australia, the "Founding Companies") and (ii) a share exchange with BIT Investors, LLC ("BITI") and senior management of BrightStar for all outstanding common stock of BIT Group Services, Inc. ("BITG") and (iii) the closing of BrightStar's initial public offering (the "Offering") and the application of the estimated net proceeds therefrom. BrightStar and the Founding Companies are hereinafter collectively referred to as the "Company." The Acquisitions will close concurrently with and as a condition to the closing of the Offering and will be accounted for using the purchase method of accounting, with Blackmarr being reflected as the "accounting acquiror." Pursuant to the share exchange agreement between BrightStar and the BITG stockholders (the "Share Exchange Agreement"), the aggregate amount of common stock issued in connection with the Acquisitions and the Share Exchange shall be 3,588,735 shares (excluding any shares, par value $0.001 per share, of BrightStar ("Common Stock") that may become issuable pursuant to post-closing adjustments to the purchase price for two of the Acquisitions).


     The unaudited pro forma combined balance sheet gives effect to the Acquisitions, the Share Exchange and the Offering as if they had occurred on December 31, 1997. The unaudited pro forma combined statements of operations give effect to the Acquisitions and the Offering as if they had occurred on January 1, 1997.


     The Company believes the combination of the Founding Companies will provide opportunities to improve operating margins and increase profitability, including the consolidation of certain duplicative administrative functions. The Company believes it will be able to achieve operating efficiencies by consolidating certain administrative functions. The pro forma financial information herein reflects neither expected savings nor margin improvements but does reflect management's estimate of certain incremental corporate general and administrative costs.

     The pro forma adjustments are based on preliminary estimates (primarily of the aggregate purchase price of the Acquisitions), available information and certain assumptions that management deems appropriate, but which may be revised as additional information becomes available. The pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if such transactions had in fact occurred on the dates assumed and is not necessarily representative of the Company's financial position or results of operations for any future period. Since the Founding Companies were not under common control or management, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included in this Prospectus. See "Risk Factors" included in this Prospectus.

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 1997


                                 BLACKMARR       ICON      MINDWORKS   SCS AMERICA   SCS AUSTRALIA      SII        ZELO
                                 ----------   ----------   ---------   -----------   -------------   ---------   ---------
Cash and cash equivalents......  $    2,994   $  170,711   $  25,801   $  332,254     $  112,594     $ 745,852   $      --
Accounts receivable, net of
 allowance for doubtful
 accounts......................   4,243,050    2,773,956      63,125    1,829,256      3,495,676       149,865     123,341
Inventory......................                               24,505
Unbilled revenue...............     652,711                               153,391        631,401
Deferred taxes.................     161,564
Prepaid expenses and other
 current assets................                   11,806      11,000                                    36,190         800
                                 ----------   ----------   ---------   ----------     ----------     ---------   ---------
   Total current assets........   5,060,319    2,956,473     124,431    2,314,901      4,239,671       931,907     124,141
Property and equipment, net....     276,753    1,213,693     153,750      183,652        131,113        61,266     171,616
Goodwill.......................                   99,774
Other assets...................      88,300       87,565      33,985       37,499         40,929           500       4,027
                                 ----------   ----------   ---------   ----------     ----------     ---------   ---------
   TOTAL ASSETS................  $5,425,372   $4,357,505   $ 312,166   $2,536,052     $4,411,713     $ 993,673   $ 299,784
                                 ==========   ==========   =========   ==========     ==========     =========   =========
Accounts payable...............  $  423,143   $  184,723               $   89,531     $  981,793     $  71,335   $ 130,381
Short-term debt................     847,764    1,372,583   $ 181,633      565,000      1,766,284       550,000     260,085
Current maturities of long-term
 debt..........................     213,185      276,600      44,262                                               130,000
Current portion of capital
 lease obligations.............      64,322                                                              6,303      48,647
Accrued liabilities and other
 accrued expenses..............   2,610,929      586,918      62,700      488,665      1,608,981       151,567
Deferred revenue...............     621,329                    2,685
Deferred income taxes..........                  608,870                                                45,545
Payable to Founding
 Companies.....................
                                 ----------   ----------   ---------   ----------     ----------     ---------   ---------
   Total current liabilities...   4,780,672    3,029,694     291,280    1,143,196      4,357,058       824,750     569,113
Long-term debt, net of current
 maturities....................                   66,292     282,877
Capital lease obligations, net
 of current portion............                  209,854                                                11,907      83,886
Deferred taxes.................                  111,594                                                 6,306
                                 ----------   ----------   ---------   ----------     ----------     ---------   ---------
   Total long-term
     liabilities...............          --      387,740     282,877           --             --        18,213      83,886
Common stock...................     318,068       16,250         600                                     1,000       5,000
Stock warrants.................
Additional paid-in capital.....                   25,248      59,400                      54,655        35,882
Retained earnings (deficit)....     326,632    1,078,608    (321,991)   1,392,856                      667,578    (358,215)
Treasury stock.................                 (180,035)                                             (553,750)
                                 ----------   ----------   ---------   ----------     ----------     ---------   ---------
   Total equity................     644,700      940,071    (261,991)   1,392,856         54,655       150,710    (353,215)
                                 ----------   ----------   ---------   ----------     ----------     ---------   ---------
   TOTAL LIABILITIES AND
     EQUITY....................  $5,425,372   $4,357,505   $ 312,166   $2,536,052     $4,411,713     $ 993,673   $ 299,784
                                 ==========   ==========   =========   ==========     ==========     =========   =========

                                                                PRO FORMA                    OFFERING
                                     BITI                      ADJUSTMENTS    PRO FORMA    ADJUSTMENTS                PRO FORMA
                                 CONSOLIDATED      TOTAL        (NOTE 3A)     COMBINED       (NOTE 3)                AS ADJUSTED
                                 ------------   ------------   -----------   -----------   ------------              ------------
Cash and cash equivalents......   $  552,126    $  1,942,332   $             $ 1,942,332   $  1,705,345(b),(c)       $  3,647,677
Accounts receivable, net of
 allowance for doubtful
 accounts......................                   12,678,269                  12,678,269                               12,678,269
Inventory......................                       24,505                      24,505                                   24,505
Unbilled revenue...............                    1,437,503                   1,437,503                                1,437,503
Deferred taxes.................                      161,564                     161,564                                  161,564
Prepaid expenses and other
 current assets................          881          60,677                      60,677                                   60,677
                                  ----------    ------------   -----------   -----------   ------------              ------------
   Total current assets........      553,007      16,304,850            --    16,304,850      1,705,345                18,010,195
Property and equipment, net....      136,516       2,328,359                   2,328,359                                2,328,359
Goodwill.......................                       99,774    42,770,651    42,870,425      4,580,993(d),(e),(f)     47,451,418
Other assets...................    1,950,000       2,242,805    (1,950,000)      292,805                                  292,805
                                  ----------    ------------   -----------   -----------   ------------              ------------
   TOTAL ASSETS................   $2,639,523    $ 20,975,788   $40,820,651   $61,796,439   $  6,286,338              $ 68,082,777
                                  ==========    ============   ===========   ===========   ============              ============
Accounts payable...............   $1,112,756    $  2,993,662   $             $ 2,993,662                             $  2,993,662
Short-term debt................    1,805,000       7,348,349                   7,348,349     (4,209,482)(c)             3,138,867
Current maturities of long-term
 debt..........................                      664,047                     664,047       (664,047)(c)                    --
Current portion of capital
 lease obligations.............                      119,272                     119,272             --                   119,272
Accrued liabilities and other
 accrued expenses..............                    5,509,760                   5,509,760                                5,509,760
Deferred revenue...............                      624,014                     624,014                                  624,014
Deferred income taxes..........                      654,415                     654,415                                  654,415
Payable to Founding
 Companies.....................                           --    31,321,957    31,321,957    (31,321,957)(c)                    --
                                  ----------    ------------   -----------   -----------   ------------              ------------
   Total current liabilities...    2,917,756      17,913,519    31,321,957    49,235,476    (36,195,486)               13,039,990
Long-term debt, net of current
 maturities....................                      349,169                     349,169       (349,169)(c)
Capital lease obligations, net
 of current portion............                      305,647                     305,647                                  305,647
Deferred taxes.................                      117,900                     117,900                                  117,900
                                  ----------    ------------   -----------   -----------   ------------              ------------
   Total long-term
     liabilities...............           --         772,716                     772,716       (349,169)                  423,547
Common stock...................          100         341,018       (19,915)      321,103       (313,765)(b)                 7,338
Stock warrants.................                                                                 400,000(e)                400,000
Additional paid-in capital.....    4,614,426       4,789,611    12,587,710    17,377,321     42,744,758(b),(d),(e),(f)   60,122,079
Retained earnings (deficit)....   (4,892,759)     (2,107,291)   (3,802,886)   (5,910,177)                              (5,910,177)
Treasury stock.................                     (733,785)      733,785            --
                                  ----------    ------------   -----------   -----------   ------------              ------------
   Total equity................     (278,233)      2,289,553     9,498,694    11,788,247     42,830,993                54,619,240
                                  ----------    ------------   -----------   -----------   ------------              ------------
   TOTAL LIABILITIES AND
     EQUITY....................   $2,639,523    $ 20,975,788   $40,820,651   $61,796,439   $  6,286,338              $ 68,082,777
                                  ==========    ============   ===========   ===========   ============              ============


        See notes to unaudited pro forma combined financial statements.

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997


                                 BLACKMARR       ICON       MINDWORKS    SCS AMERICA   SCS AUSTRALIA      SII          ZELO
                                -----------   -----------   ----------   -----------   -------------   ----------   ----------
Revenue.......................  $16,714,051   $11,503,504   $1,444,095   $8,401,117     $16,719,907    $3,618,324   $1,049,298
Cost of revenue...............   13,843,732     7,631,356     590,440     6,176,798      13,225,315     2,133,158      582,428
                                -----------   -----------   ----------   ----------     -----------    ----------   ----------
Gross profit..................    2,870,319     3,872,148     853,655     2,224,319       3,494,592     1,485,166      466,870
Selling, general and
  administrative expenses.....    1,981,513     2,725,216     891,793     1,571,560       2,004,954     1,247,400      586,789
Stock compensation expense....      305,000
Depreciation and
  amortization................      139,303       275,084      69,726        74,656          67,329        24,352       40,403
Goodwill amortization.........
                                -----------   -----------   ----------   ----------     -----------    ----------   ----------
Income (loss) from
  operations..................      444,503       871,848    (107,864)      578,103       1,422,309       213,414     (160,322)
Interest expense..............     (105,659)     (162,186)    (27,468)      (10,654)       (186,230)       (2,033)     (30,223)
Other income (expense), net...       33,060        20,933                      (566)       (155,687)       33,502
                                -----------   -----------   ----------   ----------     -----------    ----------   ----------
Income (loss) before income
  taxes.......................      371,904       730,595    (135,332)      566,883       1,080,392       244,883     (190,545)
Income tax provision..........      160,059       293,371                                                  93,768
                                -----------   -----------   ----------   ----------     -----------    ----------   ----------
Net income (loss).............  $   211,845   $   437,224   $(135,332)   $  566,883     $ 1,080,392    $  151,115   $ (190,545)
                                ===========   ===========   ==========   ==========     ===========    ==========   ==========
Net loss per basic and diluted
  common share................
Shares used in computing net
  loss per basic and diluted
  common share................

                                    BITI         COMBINED     ADJUSTMENTS
                                CONSOLIDATED      TOTAL         NOTE 4             PRO FORMA
                                ------------   ------------   -----------         -----------
Revenue.......................  $        --    $59,450,296    $                   $59,450,296
Cost of revenue...............                  44,183,227                         44,183,227
                                -----------    -----------    -----------         -----------
Gross profit..................           --     15,267,069            --           15,267,069
Selling, general and
  administrative expenses.....      285,919     11,295,144     2,100,000(d)(f)     13,395,144
Stock compensation expense....    4,604,526      4,909,526    (4,604,526)(e)(g)       305,000
Depreciation and
  amortization................        2,314        693,167            --              693,167
Goodwill amortization.........                                 1,186,285(b)         1,186,285
                                -----------    -----------    -----------         -----------
Income (loss) from
  operations..................   (4,892,759)    (1,630,768)    1,318,241             (312,527)
Interest expense..............                    (524,453)      158,472(a)          (365,981)
Other income (expense), net...                     (68,758)                           (68,758)
                                -----------    -----------    -----------         -----------
Income (loss) before income
  taxes.......................   (4,892,759)    (2,223,979)    1,476,713             (747,266)
Income tax provision..........                     547,198      (384,271)(b)(c)       162,927
                                -----------    -----------    -----------         -----------
Net income (loss).............  $(4,892,759)   $(2,771,177)   $1,860,984          $  (910,193)
                                ===========    ===========    ===========         ===========
Net loss per basic and diluted
  common share................                                                    $     (0.12)
                                                                                  ===========
Shares used in computing net
  loss per basic and diluted
  common share................                                                      7,338,735
                                                                                  ===========


        See notes to unaudited pro forma combined financial statements.

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. GENERAL

     BrightStar was formed to create a national provider of information technology consulting services. BrightStar has conducted no operations to date and will acquire the Founding Companies concurrently with and as a condition to the closing of the Offering.

     The historical financial statements represent the financial position and results of operations of the Founding Companies and were derived from the respective Founding Companies' financial statements as indicated. All Founding Companies have a December 31 year-end except for Blackmarr, SII and SCS Australia. The unaudited pro forma combined statement of operations present (i) the results of operations of Icon, Mindworks, SCS America, SCS Australia, SII and Zelo for the year ended 1997 and (ii) the results of operations of Blackmarr for the years ended September 30, 1996 and 1997. The audited historical financial statements included herein have been included in accordance with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission.

2. ACQUISITION OF FOUNDING COMPANIES

     Concurrent with and as a condition to the closing of the Offering, BrightStar will acquire all of the outstanding capital stock or substantially all the net assets of the Founding Companies. The acquisitions will be accounted for using the purchase method of accounting, with Blackmarr being treated as the accounting acquiror. Management of BrightStar anticipates, based on its preliminary analysis, that the historical carrying values of the Founding Companies' assets and liabilities will approximate their fair values.


     The following table sets forth the estimated consideration to be paid in cash and shares of common stock. For purposes of computing the estimated purchase price for accounting purposes, the value of the shares is determined using an estimated fair value of $10.80 per share, which represents a discount of 10% from an assumed initial public offering price of $12.00 per share due to restrictions on the resale and transferability of the shares to be issued in the Acquisitions. The estimated purchase price for each Acquisition and related allocations of the excess purchase price are subject to certain purchase price adjustments at and following closing.


                                                                 AMOUNT IN     COMMON
                                                                  COMMON        STOCK
                                                       CASH        STOCK       SHARES
                                                      -------    ---------    ---------
                                                           (DOLLARS IN THOUSANDS)
Founding Company:
  ICON..............................................  $ 6,136     $ 4,091       340,893
  Mindworks.........................................      412         824        68,706
  SCS America.......................................   11,000       5,000       416,667
  SCS Australia(1)..................................    9,769       5,862       488,470
  SII(2)............................................      450       2,794       232,816
  Zelo..............................................      318         741        61,737
                                                      -------     -------     ---------
          Subtotal..................................   28,085      19,312     1,609,289
  Blackmarr.........................................    3,237      12,947     1,078,936
                                                      -------     -------     ---------
          Total.....................................   31,322      32,259     2,688,225
                                                      =======     =======     =========

---------------

(1) Does not include any shares of Common Stock that may be issuable in connection with a post-closing adjustment to be based upon 1998 revenue. The Company currently estimates that no shares of Common Stock will be issuable in connection with that post-closing adjustment.

(2) Does not include any shares of Common Stock that may be issuable in connection with a post-closing adjustment to be based upon 1998 pre-tax net income. The Company currently estimates that no shares of Common Stock will be issuable in connection with that post-closing adjustment. The cash consideration includes the assumed repayment of a $550,000 promissory note issued in December 1997 to a former

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES stockholder of SII in exchange for his equity interest in SII in anticipation of BrightStar's acquisition of SII.

     In connection with the acquisitions of the Founding Companies, the excess of cost over fair value of net assets acquired will be amortized using the straight-line method over 40 years. Management of the acquired businesses have successfully operated the Founding Companies for a number of years. BrightStar is not aware of any major changes in the business conditions in which the acquired Founding Companies operate which might affect the recoverability of the recorded intangibles. However, in the event business conditions change, the recoverability will be reevaluated based upon revised projections of future undiscounted operating income and cash flows and, if impaired, the balances will be adjusted accordingly.

3. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS AS OF
   DECEMBER 31, 1997

PRO FORMA ADJUSTMENTS


     a. Records the purchase by Blackmarr (the accounting acquiror for financial statement purposes) of the other Founding Companies and BITG, as described in Note 2, for an aggregate purchase price consisting of an estimated $31.3 million in cash and 2,688,225 shares of Common Stock, resulting in an aggregate of $42.9 million of goodwill, which includes the effect of the write off of $1.9 million of deferred offering costs that had been recorded by BITG. The purchase price allocation below also gives effect to the writeoff of the one-time charge for acquired in-process research and development of $3.0 million discussed in note 4.f.



                                                                     PRO FORMA
                                                                    ADJUSTMENTS
                                                                  ---------------
                                                                  (IN THOUSANDS)
    Assets:
      Goodwill..................................................      $42,771
      Other assets,.............................................       (1,950)
                                                                      -------
              Total assets......................................      $40,821
                                                                      =======
    Liabilities and stockholders' equity:
      Payable to founding stockholders..........................      $31,322
                                                                      -------
      Stockholders' equity:
         Common stock...........................................          (20)
         Paid-in capital........................................       12,588
         Retained earnings......................................       (3,803)
         Treasury stock.........................................          734
                                                                      -------
              Total stockholders' equity........................        9,499
                                                                      -------
              Total liabilities and stockholders' equity........      $40,821
                                                                      =======

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

     The following is the calculation of goodwill arising from the Acquisitions of the Founding Companies and BITG:


Cash paid to founding companies.............................     $ 31,322
Stock issued to founding companies (valued at $10.80 per
  share)....................................................       29,033
Cash paid to Blackmarr, charged to retained earnings........       (3,237)
Discounted value of stock issued to Blackmarr included in
  amount of stock issued to founding companies above........      (11,653)
                                                                 --------
     Total consideration (purchase price) attributable to
      acquisition of founding companies and BITI by
      Blackmarr, the accounting acquiror....................       45,465
Pro forma combined net assets of all founding companies and
  BITI......................................................       (2,290)
Net assets of Blackmarr.....................................          645
Deferred offering costs at BITI.............................        1,950
Goodwill at ICON............................................          100
In process research and development.........................       (3,000)
                                                                 --------
     Total..................................................     $ 42,870
                                                                 ========


     The following research and development projects comprise the $3.0 million write-off of in-process research and development costs:

                ENTITY                            IN-PROCESS TECHNOLOGY           ($ IN MILLION)
                ------                            ---------------------           --------------
                                                                                     (VALUE)
Zelo Group, Inc. ......................  Document Archiving System                    $0.50
Integrated Controls, Inc. .............  JAK Real Time Data and Intranet               1.50
                                         Employee Analysis Software
Software Innovators, Inc. .............  Bridging/File Conversion Tool                 0.60
Mindworks Professional Education Group,                                                0.40
  Inc. ................................  Multimedia Training Software
                                                                                      -----
     Total......................................................................      $3.00
                                                                                      =====

OFFERING ADJUSTMENTS

     b. Records the $45.0 million of cash proceeds from the issuance of shares of Common Stock, net of estimated cash offering costs of $6.8 million. Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees, financial advisory fees (including fees paid through the issuance to advisors of a warrant and an option to purchase Common Stock) and printing expenses. Also reflects adjustments to aggregate par value of Common Stock outstanding after giving effect to the Offering to reflect the total number of shares to be outstanding, including the shares to be issued to BrightStar's management (see note 3.d).


     c. Records the cash portion of the consideration paid in connection with the Acquisitions and reduction of certain debt obligations with the proceeds from the Offering. The outstanding short-term debt of ICON and SCS Australia totaling $3,138,867 will not be repaid with the proceeds of the Offering.



     d. Records the issuance of 79,545 shares of Common Stock to be issued as consideration for the Class B units of BITI, which were issued to members of the Company's management. These shares were valued at a discount of 10% to the assumed initial public offering price of $12.00 per share, and represent a stock compensation charge of approximately $0.9 million and is reflected as a one-time charge to deferred compensation (a contra paid-in capital) and will be amortized over the vesting period of one year.

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

     e. Records the issuance of 474,165 shares of Common Stock as consideration for the Series A-1 and Series A-2 Class A units of BITI. These shares were valued at a discount of 10% to the assumed initial public offering price of $12.00 per share. These shares less 49,999 shares issued to affiliated parties have been included in goodwill as a cost of the acquisition of the Founding Companies. The shares issued to affiliated parties have been recorded as a charge to paid-in capital. Also, records the issuance of a warrant and an option to purchase Common Stock, which were issued as partial payment for certain financial advisory and consulting services.



     f. Records the issuance of 346,800 shares of Common Stock issued to senior management of BrightStar in the Share Exchange. These shares were valued at a discount of 10% to the assumed initial offering price of $12.00 per share, and represent a stock compensation charge of approximately $3.7 million and is reflected as a one-time charge to deferred compensation (a contra paid-in-capital) and will be amortized over the vesting period of one year.



                                                                                      OFFERING
                                                      (B)        (C)        (E)      ADJUSTMENTS
                                                    --------   --------   --------   -----------
                                                                   (IN THOUSANDS)
    Assets:
      Cash and cash equivalents...................  $ 38,250   $(36,545)  $           $  1,705
      Goodwill....................................                           4,581       4,581
                                                    --------   --------   --------    --------
         Total Assets.............................  $ 38,250   $(36,545)  $  4,581    $  6,286
                                                    ========   ========   ========    ========
    Liabilities and Stockholders' Equity:
      Short-term debt payable.....................             $ (4,210)              $ (4,210)
      Long-term debt, including current
         maturities...............................               (1,013)                (1,013)
      Cash consideration payable to Founding
         Company stockholders.....................              (31,322)               (31,322)
                                                    --------   --------   --------    --------
         Total Liabilities........................              (36,545)               (36,545)
                                                    --------   --------   --------    --------
      Stockholders' Equity:
         Common stock.............................      (314)                             (314)
         Stock warrants...........................                             400         400
         Paid-in capital(d),(f)...................    38,564                 4,181      42,745
                                                    --------   --------   --------    --------
         Total Stockholders' Equity...............    38,250                 4,581      42,831
                                                    --------   --------   --------    --------
         Total Liabilities and Stockholders'
           Equity.................................  $ 38,250   $(36,545)  $  4,581    $  6,286
                                                    ========   ========   ========    ========


4. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

     a. Records the anticipated reduction in interest expense due to repayment of the outstanding debt of the Founding Companies and the related effect on the provision (benefit) for income taxes.

     b. Records goodwill amortization related to the Acquisitions, using a 40-year estimated life, and the related tax benefit of deductible goodwill amortization associated with the purchase of SCS America.

     c. Records the incremental provisions for federal and state income taxes relating to the conversion from an S Corporation (or other status not subject to corporate-level income tax) to a C Corporation for each of SCS America, SCS Australia, Mindworks and Zelo.

     d. Records BrightStar's estimated corporate selling, general and administrative expenses (consisting principally of salaries for corporate personnel and related corporate facility costs) and the related effect on the provision (benefit) for income taxes.

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

     e. Records the reversal of a $3.7 million non-cash compensation charge related to the issuance of 346,800 shares of common stock issued to senior management of BrightStar in the Share Exchange due to its non-recurring nature.


     f. Excludes a $3.0 million one-time charge for acquired in-process research and development from the Founding Companies, due to its non-recurring nature.


     g. Records the reversal of a $0.9 million non-cash compensation charge related to the issuance of 79,545 shares of common stock to be issued to members of the Company's management, as consideration for the Class B units of BITI, due to its non-recurring nature.



                                                                                   OFFERING
                                  (A)       (B)       (C)       (D)     (E)(G)    ADJUSTMENTS
                                -------   -------   -------   -------   -------   -----------
                                                       (IN THOUSANDS)
Revenue.......................  $         $         $         $         $           $
Cost of revenue...............
Selling, general and
  administrative
  expenses(f).................                                  2,100                 2,100
Depreciation and
  amortization................
Stock compensation expense....                                           (4,605)     (4,605)
Interest expense..............     (158)                                               (158)
Goodwill amortization.........              1,186                                     1,186
                                -------   -------   -------   -------   -------     -------
Income (loss) before taxes....      158    (1,186)             (2,100)    4,605       1,477
Provision (benefit) for income
  taxes.......................       62      (142)      515      (819)                 (384)
                                -------   -------   -------   -------   -------     -------
     Net income (loss)........  $    96   $(1,044)  $  (515)  $(1,281)  $ 4,605     $ 1,861
                                =======   =======   =======   =======   =======     =======


5. PRO FORMA LOSS PER COMMON SHARE

     Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The number of shares used to compute pro forma basic loss per common share includes the total number of shares of common stock outstanding when the Offering closes of 7,338,735 shares. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Common shares issuable upon exercise of common stock warrants and common stock options are anti-dilutive (decreases the net loss per share) for the periods presented.

6. STOCKHOLDERS' EQUITY

COMMON STOCK PURCHASE WARRANT AND OPTION

     In August 1997, BITG entered into an advisory agreement with an investment banking firm, and issued a warrant (the "MG Warrant") to the firm for $100. The MG warrant provides for the purchase of 50,000 shares of Common Stock at an exercise price of the lesser of $6.00 per share or 60 percent of the initial price to the public in the Offering and is exercisable at any time prior to August 14, 2002.

     In September 1997, BrightStar engaged Brewer-Gruenert Capital Advisors, LLC ("BGCA") to provide consulting services regarding corporate development matters for a period of one year. In connection with the BGCA Agreement, BrightStar issued the BGCA Option giving BGCA the option to purchase the number of shares of Common Stock equal to $100,000 divided by the difference between the per share initial public offering price of the Common Stock and $6.00 (16,666 shares assuming an initial offering price of $12.00 per share).

      BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. AND FOUNDING COMPANIES

     The estimated combined fair value of the MG Warrant and the BGCA Option of $400,000 has been included in offering costs in the pro forma financial statements, as a portion of financial advisory fees.

SHARE EXCHANGE AGREEMENT

     In connection with the formation of BrightStar, BITG issued 100,000 shares of its common stock to BITI in consideration for a cash payment in the amount of $10,000. Effective December 15, 1997, BITI executed a share exchange agreement with BrightStar to effect the Share Exchange concurrently with the closing of the Offering. The governing regulations of BITI provide that BITI is to be dissolved and liquidated effective upon the closing of the Offering. Upon dissolution and liquidation of BITI following the closing of the Share Exchange and the Offering, (i) the holders of the Series A-1 Class A units will receive in cash their original purchase price of $490,000 ("Purchase Price") for the units, plus shares of Common Stock having an aggregate value equal to the holder's Purchase Price, based on the initial public offering price of the Common Stock (the "IPO Price"), (ii) the holders of the Series A-2 Class A units will receive in cash their Purchase Price of $1,300,000 for the units, plus shares of Common Stock having an aggregate value equal to four times the holder's Purchase Price (based on the IPO Price), and (iii) the holders of the Class B units are entitled to receive the remaining shares of Common Stock received by BITI in the Share Exchange and the remaining cash, if any.

     In connection with the formation of BrightStar, BITG issued an aggregate of 41,958 shares of its common stock to its officers and directors (each of whom is also an officer or director of the Company) at a purchase price of $0.10 per share. Under the terms of the Share Exchange Agreement, BrightStar will exchange shares of its newly issued Common Stock for all of the outstanding capital stock of BITG (on a 8.2655-for-one basis) concurrently with the closing of the Offering. BITI will receive 553,710 shares of Common Stock in connection with the Share Exchange (of which an aggregate of 79,545 shares will then be distributed to the holders of Class B units of BITI (as described above)) and an aggregate of 474,165 shares will then be distributed to the holders of the Series A-1 and Series A-2 Class A units of BITI (as described above). In addition, an aggregate of 346,800 shares of Common Stock will be issued to members of BrightStar's management in exchange for their shares of BITG common stock.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Brian R. Blackmarr and Associates, Inc.:

     We have audited the accompanying balance sheets of Brian R. Blackmarr and Associates, Inc. (the "Company") as of September 30, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Brian R. Blackmarr and Associates, Inc. at September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
December 19, 1997

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                             SEPTEMBER 30,          DECEMBER 31,
                                                        ------------------------    ------------
                                                           1996          1997           1997
                                                        ----------    ----------    ------------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...........................  $   16,905    $   19,777     $    2,994
  Certificate of deposit..............................      60,000
  Trade accounts receivable, net of allowance for
     doubtful accounts of $442,438, $437,013 and
     $451,534 at September 30, 1996 and 1997 and
     December 31, 1997, respectively..................   1,102,791     2,729,262      4,202,180
  Accounts receivable -- employees....................      47,500        39,529          3,355
  Income tax refund receivable........................      18,476        37,515         37,515
  Unbilled revenue....................................     285,046       151,704        652,711
  Deferred tax asset..................................     163,569       161,564        161,564
                                                        ----------    ----------     ----------
          Total current assets........................   1,694,287     3,139,351      5,060,319
PROPERTY AND EQUIPMENT -- Net.........................     181,035       292,483        276,753
DEFERRED TAX ASSET....................................      16,051         9,943         31,541
OTHER ASSETS..........................................      34,702        58,845         56,759
                                                        ----------    ----------     ----------
TOTAL ASSETS..........................................  $1,926,075    $3,500,622     $5,425,372
                                                        ==========    ==========     ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................................  $  423,877    $  421,293     $  423,143
  Line of credit......................................     599,764       822,764        847,764
  Current maturities of notes payable.................      37,332       234,981        213,185
  Current maturities of capital lease obligations.....      30,200        76,299         64,322
  Accrued salaries and payroll taxes..................     224,633       401,740        675,669
  Other accrued expenses..............................      10,537       280,966      1,935,260
  Income taxes payable................................      32,609
  Deferred revenue....................................     101,969       563,987        621,329
                                                        ----------    ----------     ----------
          Total current liabilities...................   1,460,921     2,802,030      4,780,672
LONG-TERM DEBT:
  Notes payable, net of current maturities............      37,336        10,898
  Capital lease obligations, net of current portion...       4,348         6,172
                                                        ----------    ----------     ----------
          Total long-term debt........................      41,684        17,070             --

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, no par value -- 100,000 shares
     authorized, 10,000, 13,068 and 13,068 shares
     issued and outstanding at September 30, 1996 and
     1997 and December 31, 1997, respectively.........      10,000       318,068        318,068
  Retained earnings...................................     413,470       363,454        326,632
                                                        ----------    ----------     ----------
          Total stockholders' equity..................     423,470       681,522        644,700
                                                        ----------    ----------     ----------
          TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY....................................  $1,926,075    $3,500,622     $5,425,372
                                                        ==========    ==========     ==========

                       See notes to financial statements.

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

                            STATEMENTS OF OPERATIONS

                                                                             THREE MONTHS ENDED
                                     YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                              ---------------------------------------    --------------------------
                                 1995          1996          1997           1996           1997
                              ----------    ----------    -----------    -----------    -----------
                                                                         (UNAUDITED)    (UNAUDITED)
REVENUE.....................  $7,043,296    $9,226,955    $12,189,942    $2,098,702     $6,622,811
COST OF REVENUE.............   5,592,329     7,659,342     10,063,300     2,029,516      5,809,948
                              ----------    ----------    -----------    ----------     ----------
  Gross profit..............   1,450,967     1,567,613      2,126,642        69,186        812,863
OPERATING EXPENSES:
  Selling, general and
     administrative.........   1,413,485     1,554,926      1,667,897       503,326        816,942
  Stock compensation
     expense................                                  305,000
  Depreciation and
     amortization...........      78,218       100,661        134,689        25,942         30,556
                              ----------    ----------    -----------    ----------     ----------
          Total operating
            expenses........   1,491,703     1,655,587      2,107,586       529,268        847,498
                              ----------    ----------    -----------    ----------     ----------
INCOME (LOSS) FROM
  OPERATIONS................     (40,736)      (87,974)        19,056      (460,082)       (34,635)
OTHER INCOME................     185,782       124,412         33,414         7,310          6,956
INTEREST EXPENSE............     (66,343)      (67,178)       (96,020)      (21,102)       (30,741)
                              ----------    ----------    -----------    ----------     ----------
INCOME (LOSS) BEFORE INCOME
  TAXES.....................      78,703       (30,740)       (43,550)     (473,874)       (58,420)
INCOME TAX EXPENSE
  (BENEFIT).................      39,233           106          6,466      (175,191)       (21,598)
                              ----------    ----------    -----------    ----------     ----------
NET INCOME (LOSS)...........  $   39,470    $  (30,846)   $   (50,016)   $ (298,683)    $  (36,822)
                              ==========    ==========    ===========    ==========     ==========

                       See notes to financial statements.

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       COMMON STOCK                     TOTAL
                                                     -----------------   RETAINED   STOCKHOLDERS'
                                                     SHARES    AMOUNT    EARNINGS      EQUITY
                                                     ------   --------   --------   -------------
BALANCE, OCTOBER 1, 1994..........................   10,000   $ 10,000   $404,846     $414,846
  Net income......................................                         39,470       39,470
                                                     ------   --------   --------     --------
BALANCE, SEPTEMBER 30, 1995.......................   10,000     10,000    444,316      454,316
  Net loss........................................                        (30,846)     (30,846)
                                                     ------   --------   --------     --------
BALANCE, SEPTEMBER 30, 1996.......................   10,000     10,000    413,470      423,470
  Issuance of common stock........................    3,068    308,068                 308,068
  Net loss........................................                        (50,016)     (50,016)
                                                     ------   --------   --------     --------
BALANCE, SEPTEMBER 30, 1997.......................   13,068    318,068    363,454      681,522
  Net loss (Unaudited)............................                        (36,822)     (36,822)
                                                     ------   --------   --------     --------
BALANCE, DECEMBER 31, 1997 (Unaudited)............   13,068   $318,068   $326,632     $644,700
                                                     ======   ========   ========     ========

                       See notes to financial statements.
                                       \

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                   THREE MONTHS ENDED
                                                            YEAR ENDED SEPTEMBER 30,                  DECEMBER 31
                                                      -------------------------------------    --------------------------
                                                        1995         1996          1997           1996           1997
                                                      ---------    ---------    -----------    -----------    -----------
                                                                                               (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).................................  $  39,470    $ (30,846)   $   (50,016)    $(298,683)    $  (36,822)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization...................     78,218      100,661        134,689        25,942         30,556
    Additions to allowance for doubtful accounts....                 464,510         (5,425)       15,000         14,521
    Deferred income taxes...........................     14,591      (32,503)         8,113      (178,191)       (21,598)
    Compensation expense on issuance of common
      stock.........................................                                305,000
    Cash provided by (used in) operating working
      capital:
      Trade accounts receivable.....................   (170,773)    (330,930)    (1,621,046)      111,541     (1,487,439)
      Accounts receivable -- employees..............    (39,799)      (4,834)         7,971        11,137         36,174
      Income tax refund receivable..................     (1,585)     (16,891)       (19,039)
      Unbilled revenue..............................      5,320     (158,693)       133,342       219,219       (501,007)
      Other assets..................................    (14,456)      12,740        (24,143)      (33,337)         2,086
      Accounts payable..............................    206,414     (300,708)        (2,584)      190,285          1,850
      Accrued salaries and payroll taxes............      2,020      215,633        177,107      (131,188)       273,929
      Other accrued expenses........................                  10,537        270,429                    1,654,294
      Income taxes payable..........................      6,765      (83,417)       (32,609)       (2,521)        57,342
      Deferred revenue..............................   (121,917)      76,043        462,018       (50,000)
                                                      ---------    ---------    -----------     ---------     ----------
        Net cash provided by (used in) operating
          activities................................      4,268      (78,698)      (256,193)     (120,796)        23,886
                                                      ---------    ---------    -----------     ---------     ----------
INVESTING ACTIVITIES:
  Redemption of (investment in) certificate of
    deposit.........................................    500,000      (60,000)        60,000        60,000
  Capital expenditures..............................    (13,013)    (150,576)      (111,612)      (92,685)       (14,826)
                                                      ---------    ---------    -----------     ---------     ----------
        Net cash provided by (used in) investing
          activities................................    486,987     (210,576)       (51,612)      (32,685)       (14,826)
                                                      ---------    ---------    -----------     ---------     ----------
FINANCING ACTIVITIES:
  Borrowings under (payments on) line of credit.....                 599,764        223,000        71,000         25,000
  Proceeds from (payments on) term loan.............   (454,596)    (357,900)       141,679       165,593        (32,694)
  Payments on note payable and capital lease
    obligations.....................................    (66,568)      (5,068)       (57,070)      (20,706)       (18,149)
  Proceeds from issuance of common stock............                                  3,068
                                                      ---------    ---------    -----------     ---------     ----------
        Net cash provided by (used in) financing
          activities................................   (521,164)     236,796        310,677       215,887        (25,843)
                                                      ---------    ---------    -----------     ---------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................    (29,909)     (52,478)         2,872        62,406        (16,783)
CASH AND CASH EQUIVALENTS:
  Beginning of period...............................     99,292       69,383         16,905        16,905         19,777
                                                      ---------    ---------    -----------     ---------     ----------
  End of period.....................................  $  69,383    $  16,905    $    19,777        79,311          2,994
                                                      =========    =========    ===========     =========     ==========
SUPPLEMENTAL INFORMATION:
  Interest paid.....................................  $  66,343    $  67,178    $    96,020     $  21,102     $   30,741
                                                      =========    =========    ===========     =========     ==========
  Income taxes paid.................................  $  32,609    $      --    $    50,000     $      --     $       --
                                                      =========    =========    ===========     =========     ==========
  Equipment financed through capital leases.........  $      --    $  34,548    $    47,923     $ 121,131     $       --
                                                      =========    =========    ===========     =========     ==========

                       See notes to financial statements.

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Brian R. Blackmarr and Associates, Inc., a Texas corporation (the "Company"), is an interdisciplinary, professional consulting firm that provides managerial information system and engineering services to a variety of businesses and government agencies. The Company was incorporated in 1979 and is headquartered in Dallas, Texas.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- The Company provides its services for fees that are primarily based on time and materials used to complete projects for clients. Accordingly, revenue is recognized as consulting services are performed. Unbilled revenue is recorded for contract services provided for which a billing has not been rendered. Deferred revenue represents the excess of amounts billed over contract costs and expenses incurred.

     Cash Equivalents -- The Company's cash equivalents consist of liquid investments purchased with original maturities of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the declining balance method over the estimated useful lives of the assets, which range from three to seven years. Amortization is computed over the estimated useful lives of the assets or the lease term, whichever is shorter.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, trade accounts receivable, short-term debt and accounts and notes payable, the carrying values of which are reasonable estimates of their fair values due to the short-term maturities or current interest rates.

     Deferred Income Taxes -- The Company provides for deferred income taxes under the asset and liability method for temporary differences in the recognition of income and expense for tax and financial reporting purposes.

     Other Accrued Expenses -- Other accrued expenses at December 31, 1997 include accrued products costs of $1,584,300 related to costs incurred by the Company to purchase hardware, software and related products to complete projects for clients.

     Interim Financial Information -- The interim financial statements as of December 31, 1997 and for the three months ended December 31, 1996 and 1997 are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results to be achieved for the entire fiscal year.

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Computer equipment and software.............................  $365,554    $475,928
Furniture and fixtures......................................   243,399     244,637
Equipment under capital lease...............................   111,910     246,435
                                                              --------    --------
Total.......................................................   720,863     967,000
Less accumulated depreciation and amortization..............   539,828     674,517
                                                              --------    --------
          Property and equipment -- net.....................  $181,035    $292,483
                                                              ========    ========

     Depreciation and amortization expense charged to operations was $100,661 and $134,689 for the years ended September 30, 1996 and 1997, respectively.

3. LINE OF CREDIT AND LONG-TERM DEBT

     At September 30, 1996 and 1997, the Company had $599,764 and $822,764, respectively, of borrowings outstanding under a revolving line of credit provided by a commercial bank. The borrowing capacity under the line of credit was increased in November 1996 from $750,000 to $1,000,000, with interest payable monthly at the bank's prime lending rate plus 1.0% (9.5% at September 30, 1997). Borrowings under the line of credit are due and payable on demand, are subject to borrowing base requirements based on 80% of eligible accounts receivable (as defined in a related financing and security agreement) and are secured by the Company's accounts receivable and guaranteed by the Company's principal stockholder.

     At September 30, 1996, the Company also had indebtedness outstanding under a promissory note issued to a financial institution in the amount of $74,668, due in 36 monthly principal payments and bearing interest at the lender's prime rate plus 1.5%. On November 5, 1996, the Company refinanced the indebtedness outstanding under the line of credit and the promissory note. Through the refinancing, a term loan in the principal amount of $261,557 was originated to refinance $250,000 of indebtedness outstanding under the line of credit and the balance due on the promissory note totaling $71,557, reduced by the Company's $60,000 certificate of deposit. The term loan is payable in 24 monthly installments of $10,898, plus interest at the bank's prime lending rate plus 0.5% (9.0% at September 30, 1997). The term loan is secured by the Company's accounts receivable and a guarantee from the Company's principal stockholder. At September 30, 1997, the outstanding balance under the term loan was $141,679 and matures as follows: $130,781 through September 1998 and $10,898 through September 1999.

     At September 30, 1997, the Company also had indebtedness outstanding under another note payable in the principal amount of $104,200, which was issued to a bank and is payable on demand, with interest at 10% per annum.

4. INCOME TAXES

     The components of income tax expense are as follows:

                                                          YEAR ENDED SEPTEMBER 30,
                                                       ------------------------------
                                                        1995        1996       1997
                                                       -------    --------    -------
Current expense......................................  $24,642    $ 32,609    $(1,647)
Deferred expense (benefit)...........................   14,591     (32,503)     8,113
                                                       -------    --------    -------
          Total......................................  $39,233    $    106    $ 6,466
                                                       =======    ========    =======

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

     A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

                                                               SEPTEMBER 30,
                                                      -------------------------------
                                                       1995        1996        1997
                                                      -------    --------    --------
Provision (benefit) at statutory rate...............  $27,546    $(10,759)   $(14,807)
State taxes, net of federal benefits................    2,091           6      (1,293)
Nondeductible travel and entertainment..............    9,596      10,859      22,566
                                                      -------    --------    --------
          Total.....................................  $39,233    $    106    $  6,466
                                                      =======    ========    ========

     The tax effects of temporary differences result in a net deferred tax asset as follows:

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Current deferred tax asset -- allowance for doubtful
  accounts..................................................  $163,569    $161,564
Noncurrent deferred tax asset -- property and equipment.....    16,051       9,943
                                                              --------    --------
          Net deferred tax asset............................  $179,620    $171,507
                                                              ========    ========

     Management believes that no valuation allowance against the net deferred tax asset is necessary.

5. LEASE COMMITMENTS

     The Company leases office space, computer workstations and office equipment under various operating and capital leases, that expire at various dates through the year 2000. At September 30, 1996 and 1997, assets recorded under capital leases were $111,910 and $246,435, respectively, and related accumulated amortization was $54,851 and $104,579, respectively.

     Minimum future commitments under these agreements at September 30, 1997 are as follows:

                                                              CAPITAL    OPERATING
                                                              -------    ---------
Year ending September 30:
  1998......................................................  $78,063    $208,992
  1999......................................................    6,845      70,582
  2000......................................................                9,637
                                                              -------    --------
Total minimum lease payments................................   84,908    $289,211
                                                                         ========
Less amounts representing interest..........................    2,437
                                                              -------
Present value of capital lease obligations..................   82,471
Less current portion of capital lease obligations...........   76,299
                                                              -------
Long-term capital lease obligations, less current portion...  $ 6,172
                                                              =======

     Rent expense was $365,214, $372,271 and $394,123 during the years ended September 30, 1995, 1996 and 1997, respectively, and is included in selling, general and administrative expense in the statements of operations.

6. COMMON STOCK

     During March 1997, the Company issued 3,068 shares of common stock with an estimated fair value of approximately $100 per share to certain employees for $1 per share. In connection with these stock issuances, compensation expense totaling $305,000 was recognized during the year ended September 30, 1997 and is included in stock compensation expense.

                    BRIAN R. BLACKMARR AND ASSOCIATES, INC.

7. RETIREMENT PLAN

     The Company maintains a 401(k) retirement plan in which substantially all salaried employees are eligible to participate. Employees may contribute up to 15% of their compensation to the plan, subject to certain limits imposed by regulations under the Internal Revenue Code. The Company may, at its sole discretion, make contributions to the plan. The Company has not made any contributions to the plan.

8. PENDING ACQUISITION

     In December 1997, the stockholders of the Company entered into a definitive agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Company's outstanding common stock. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Integrated Controls, Inc.:

     We have audited the accompanying balance sheets of Integrated Controls, Inc. (the "Company") as of December 31, 1996 and 1997, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Integrated Controls, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
February 9, 1998

                           INTEGRATED CONTROLS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   61,308   $  170,711
  Accounts receivable, net of allowance for doubtful
     accounts of $10,000 and 30,000 at December 31, 1996 and
     1997, respectively.....................................   1,634,927    2,773,956
  Prepaid expenses and other current assets.................      41,748       11,806
                                                              ----------   ----------
          Total current assets..............................   1,737,983    2,956,473
PROPERTY AND EQUIPMENT -- Net...............................     802,479    1,213,693
OTHER ASSETS:
  Investment in and advances to affiliate...................      45,362       66,076
  Goodwill, net of accumulated amortization.................                   99,774
  Deposits and other........................................      10,926       21,489
                                                              ----------   ----------
          Total other assets................................      56,288      187,339
                                                              ----------   ----------
TOTAL ASSETS................................................  $2,596,750   $4,357,505
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term borrowings.....................................  $  983,702   $1,372,583
  Current maturities of long-term debt and current portion
     of capital lease obligations...........................     183,883      276,600
  Accounts payable..........................................     140,072      184,723
  Accrued salaries and other liabilities....................     246,074      586,918
  Deferred income taxes.....................................     334,333      608,870
                                                              ----------   ----------
          Total current liabilities.........................   1,888,064    3,029,694
LONG-TERM LIABILITIES:
  Long-term debt, net of current maturities.................     112,168       66,292
  Capital lease obligations, net of current portion.........                  209,854
  Deferred income taxes.....................................      92,759      111,594
                                                              ----------   ----------
          Total long-term liabilities.......................     204,927      387,740
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, no par value -- 600,000 shares authorized;
     400,000 shares issued and outstanding at December 31,
     1996 and December 31, 1997.............................      16,250       16,250
  Additional paid-in capital................................      25,248       25,248
  Retained earnings.........................................     641,384    1,078,608
  Treasury stock, 71,649 shares and 71,870 shares at cost at
     December 31, 1996 and 1997 respectively................    (179,123)    (180,035)
                                                              ----------   ----------
          Total stockholders' equity........................     503,759      940,071
                                                              ----------   ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $2,596,750   $4,357,505
                                                              ==========   ==========

                       See notes to financial statements.
                                       \

                           INTEGRATED CONTROLS, INC.

                              STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1995         1996         1997
                                                          ----------   ----------   -----------
REVENUE................................................   $3,745,356   $6,126,844   $11,503,504
COST OF REVENUE........................................    2,598,960    4,000,727     7,631,356
                                                          ----------   ----------   -----------
  Gross profit.........................................    1,146,396    2,126,117     3,872,148
OPERATING EXPENSES:
  Selling, general and administrative..................      745,967    1,588,067     2,725,216
  Depreciation and amortization........................       59,665      124,066       275,084
                                                          ----------   ----------   -----------
          Total operating expenses.....................      805,632    1,712,133     3,000,300
                                                          ----------   ----------   -----------
INCOME FROM OPERATIONS.................................      340,764      413,984       871,848
OTHER INCOME (EXPENSE):
  Interest expense.....................................      (23,768)     (73,306)     (162,186)
  Equity in earnings of affiliate......................        3,125       15,922        20,933
                                                          ----------   ----------   -----------
          Total other income (expense).................      (20,643)     (57,384)     (141,253)
                                                          ----------   ----------   -----------
INCOME BEFORE INCOME TAXES.............................      320,121      356,600       730,595
INCOME TAX EXPENSE.....................................      117,720      141,151       293,371
                                                          ----------   ----------   -----------
NET INCOME.............................................   $  202,401   $  215,449   $   437,224
                                                          ==========   ==========   ===========

                       See notes to financial statements.

                           INTEGRATED CONTROLS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK      ADDITIONAL                                TOTAL
                                       -----------------    PAID-IN      RETAINED    TREASURY    STOCKHOLDERS'
                                       SHARES    AMOUNT     CAPITAL      EARNINGS      STOCK        EQUITY
                                       -------   -------   ----------   ----------   ---------   -------------
BALANCE, JANUARY 1, 1995.............  400,000   $16,250    $    --     $  223,534   $      --     $ 239,784
  Purchase of treasury shares........                                                 (250,000)     (250,000)
  Net income.........................                                      202,401                   202,401
                                       -------   -------    -------     ----------   ---------     ---------
BALANCE, DECEMBER 31, 1995...........  400,000    16,250         --        425,935    (250,000)      192,185
  Sale of treasury shares in
     connection with employee stock
     purchase plan...................                        25,248                     70,877        96,125
  Net income.........................                                      215,449                   215,449
                                       -------   -------    -------     ----------   ---------     ---------
BALANCE, DECEMBER 31, 1996...........  400,000    16,250     25,248        641,384    (179,123)      503,759
NET INCOME...........................                                      437,224                   437,224
Purchase of treasury shares..........                                                     (912)         (912)
                                       -------   -------    -------     ----------   ---------     ---------
BALANCE, DECEMBER 31, 1997...........  400,000   $16,250    $25,248     $1,078,608   $(180,035)    $ 940,071
                                       =======   =======    =======     ==========   =========     =========

                       See notes to financial statements.

                           INTEGRATED CONTROLS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1995          1996           1997
                                                              ----------    -----------    -----------
OPERATING ACTIVITIES:
  Net income................................................  $  202,401    $   215,449    $   437,224
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................      59,665        124,066        275,084
    Deferred income taxes...................................     117,720        141,151        293,372
    Equity in earnings of affiliate.........................      (3,125)       (15,922)       (20,933)
    Cash provided by (used in) operating working capital:
      Accounts receivable...................................    (394,746)      (727,566)    (1,098,760)
      Prepaid expenses and other current assets.............      (2,822)       (14,745)        29,942
      Accounts payable......................................      36,607         65,694         44,651
      Accrued salaries and other liabilities................       5,015        147,137        303,276
      Deposits and other....................................      (2,802)        (6,439)        (3,455)
                                                              ----------    -----------    -----------
         Net cash provided by (used in) operating
           activities.......................................      17,913        (71,175)       260,401
                                                              ----------    -----------    -----------
INVESTING ACTIVITIES:
  Capital expenditures......................................    (243,525)      (561,411)      (289,951)
  Advances to and repayments from affiliate.................      78,323          7,219
  Acquisition of Einstein Digital Media.....................                                   (37,597)
                                                              ----------    -----------    -----------
         Net cash used in investing activities..............    (165,202)      (554,192)      (327,548)
                                                              ----------    -----------    -----------
FINANCING ACTIVITIES:
  Proceeds from short-term borrowings.......................   1,178,029      1,791,570        825,627
  Repayment of short-term borrowings........................    (963,765)    (1,231,779)      (561,746)
  Proceeds from issuance of long-term-debt..................      83,692        309,508        183,177
  Repayment of long-term-debt and capital lease
    obligations.............................................     (51,257)      (132,914)      (269,596)
  Repayment of note payable to related party................                   (150,000)            --
  Repurchase of treasury stock..............................    (100,000)                         (912)
  Proceeds from issuance of common stock....................                     96,125             --
                                                              ----------    -----------    -----------
         Net cash provided by financing activities..........     146,699        682,510        176,550
                                                              ----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        (590)        57,143        109,403
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................       4,755          4,165         61,308
                                                              ----------    -----------    -----------
  End of period.............................................  $    4,165    $    61,308    $   170,711
                                                              ==========    ===========    ===========
SUPPLEMENTAL INFORMATION:
  Interest paid.............................................  $   23,779    $    73,363    $   159,045
                                                              ==========    ===========    ===========
  Income taxes paid.........................................  $       --    $        --    $        --
                                                              ==========    ===========    ===========
NONCASH INVESTING AND FINANCING:
  Note payable issued in connection with the acquisition of
    Einstein Digital Media..................................  $       --    $        --    $   125,000
                                                              ==========    ===========    ===========
  Equipment financed through capital leases.................  $       --    $        --    $   343,114
                                                              ==========    ===========    ===========
  Repurchase of common stock for note payable...............  $  150,000    $        --    $        --
                                                              ==========    ===========    ===========

                       See notes to financial statements.

                           INTEGRATED CONTROLS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Integrated Controls, Inc., a Louisiana corporation (the "Company"), provides control system consulting, digital communication and computer consulting services to various customers throughout the Gulf Coast area of the United States and to certain international customers. The Company was incorporated in 1991 and is headquartered in Lafayette, Louisiana and maintains offices in Baton Rouge and New Orleans, Louisiana and Houston, Texas.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- The Company provides its services for fees that are based on time and materials used to complete projects for clients. Accordingly, revenue is recognized as digital communication and computer consulting services are performed.

     Cash Equivalents -- The Company's cash equivalents consist of liquid investments purchased with original maturities of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally using straight-line methods over the estimated useful lives of the individual assets, which range from five to 15 years. Leasehold improvements are amortized over the lease term.

     Goodwill -- The goodwill reflected on the accompanying balance sheets represents the cost in excess of estimated fair value of the net assets (including tax attributions) acquired in the Einstein Digital Media acquisition (see Note 2). Goodwill is being amortized on a straight-line basis over a seven-year period.

     Equity Investment -- The Company owns 50% of ICON Environmental Services, Inc. ("ICON Environmental") and accounts for this investment using the equity method of accounting. The Company's share of earnings of this affiliate totaled $15,922 and $20,933 for the years ended December 31, 1996 and 1997, respectively. The Company had outstanding advances to ICON Environmental totaling $26,315 at December 31, 1996 and $26,096 at December 31, 1997. These balances are included in the investment in and advances to affiliate account.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, accounts receivable, short-term debt, and accounts and notes payable, the carrying values of which are reasonable estimates of their fair values due to their short-term maturities or current interest rates.

     Deferred Income Taxes -- The Company provides for deferred income taxes under the asset and liability method for temporary differences in the recognition of income and expense for tax and financial reporting purposes.

2. ACQUISITION

     On May 13, 1997, the Company acquired all the assets of Einstein Digital Media for cash of $37,597, the issuance of a promissory note in the original principal amount of $125,000 and the assumption of approximately $44,000 in liabilities. Einstein Digital Media develops Internet-based advertising and marketing media. Goodwill in the amount of $110,445 was recorded as a result of the acquisition.

                           INTEGRATED CONTROLS, INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
Computer equipment and software.............................  $  769,781    $1,373,212
Furniture, fixtures and equipment...........................     247,412       319,609
Vehicles....................................................       7,900         7,900
                                                              ----------    ----------
          Total.............................................   1,025,093     1,700,721
Less accumulated depreciation and amortization..............     222,614       487,028
                                                              ----------    ----------
          Property and equipment -- net.....................  $  802,479    $1,213,693
                                                              ==========    ==========

4. SHORT-TERM BORROWINGS

     Short-term borrowings consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              --------    ----------
Notes payable to AFCO Credit Corporation, due in nine
  monthly installments, with interest at 11.50% per annum,
  maturing in September 1997................................  $ 30,569    $       --
Promissory note payable to Ritz Hospitality Association in
  the original principal amount of $125,000, payable in 11
  monthly installments bearing interest at 8% maturing on
  April 13, 1998............................................                  52,000
Bank line of credit (see description below).................   953,133     1,320,583
                                                              --------    ----------
          Total short-term borrowings ......................  $983,702    $1,372,583
                                                              ========    ==========

     Bank Line of Credit -- The Company has a $1,700,000 line of credit ($1,320,583 outstanding at December 31, 1997) with a commercial bank for working capital requirements. The line of credit bears interest at the bank's prime rate (9.5% at December 31, 1997) plus 1%, and matures May 31, 1998. Amounts available for borrowings are based on the level and composition of the Company's accounts receivable. The line of credit is secured by a first security interest in the Company's accounts receivable and property and equipment and the continuing guaranty of the Company's principal stockholders.

5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Equipment loans from a commercial bank (the "Bank"), due in
  monthly installments, including interest at rates ranging
  from 9.75% to 10.25%, maturing through November 2000,
  secured by equipment and the continuing guaranty of the
  Company's principal stockholders..........................  $296,051    $246,374
Less current portion........................................   183,883     180,082
                                                              --------    --------
Long-term debt, less current portion........................  $112,168    $ 66,292
                                                              ========    ========

     Equipment Line of Credit -- Borrowings from the Bank for equipment purchases are made under an equipment line of credit arrangement (the "Equipment Line"). The Equipment Line provides for borrowings

                           INTEGRATED CONTROLS, INC.

through May 31, 1998, with repayment terms over a two-year period. The Equipment Line bears interest at a rate equal to the Bank's prime rate plus 0.5% to 1.5%. Borrowings under the Equipment Line are generally subject to the same terms and conditions as the Company's line of credit facility discussed in Note 4.

     The aggregate annual maturities of long-term debt at December 31, 1997 are as follows:

Year ended December 31:
  1998..................................................    $180,082
  1999..................................................      39,269
  2000..................................................      27,023
                                                            --------
          Total.........................................    $246,374
                                                            ========

6. EMPLOYEE BENEFIT PLANS

     The Company maintains a defined contribution (401(k)) plan for all eligible employees who have completed at least one month of service. Employees may elect to defer up to 25% of their salary, subject to statutory limits, through contributions to the plan. Employer matching and profit sharing contributions are discretionary, and, to date, no matching or profit sharing contributions have been made.

7. COMMITMENTS AND CONTINGENCIES

     The Company has guaranteed certain bank indebtedness of ICON Environmental in the amount of $40,000 at December 31, 1996 and 1997.

     The Company is also jointly listed with ICON Environmental on a cross-corporate indemnity agreement with an insurance company that entitles either company to purchase surety bond insurance. In the event there would be a claim against a performance bond obtained by ICON Environmental, the Company could be liable in the event of default by ICON Environmental.

     The Company entered into a two-year employment agreement with the former president of Einstein Digital Media. Under the terms of the agreement, the Company has agreed to pay the employee a bonus of up to $150,000 if certain performance objectives are achieved. The bonus is payable in May 1998 and is payable in cash and up to 50% in common stock.

8. STOCKHOLDERS' EQUITY

     Stock Split -- In 1996, the Company effected a 1,000-for-1 stock split, which increased the number of issued shares from 400 to 400,000. The number of shares of common stock outstanding has been restated to give effect to the stock split.

     Treasury Stock -- During 1995, the Company reacquired 100,000 shares of common stock from a stockholder for total consideration of $250,000. The Company paid cash of $100,000 and issued a short-term promissory note in the face amount of $150,000. The promissory note was repaid in full during 1996. During 1996, the Company reissued 28,351 of the treasury shares in connection with the Employee Stock Purchase Plan discussed below. In 1997, the Company reacquired 221 shares of common stock for $4.11 per share.

     Employee Stock Purchase Plan -- In 1996, the Company adopted an Employee Stock Purchase Plan (the "Plan"), which provided eligible employees with the opportunity to acquire up to 100,000 shares of the Company's common stock at a price of $4.11 per share, which was the estimated fair value per share based on an independent appraisal. The Company issued 28,351 shares under the Plan and raised approximately $96,000, net of offering costs totaling approximately $20,000. The offering period expired during 1996, and no further shares are issuable under the Plan. Under the terms of the Plan, the Company had the option to

                           INTEGRATED CONTROLS, INC.

repurchase employees' shares for a period of seven months after termination of employment at a price based on a specified formula similar to that used in determining the offering price.

9. CAPITAL AND OPERATING LEASES

     The Company leases various equipment and its office facility under noncancelable operating lease arrangements extending through 2002. Rental expense was $77,997, $136,503 and $350,940 for the years ended December 31, 1995, 1996 and 1997, respectively, and is included in selling, general and administrative expense in the statements of income.

     Minimum future lease payments under noncancelable operating leases at December 31, 1997 are as follows:

Year ending December 31:
  1998...................................................     443,689
  1999...................................................     419,565
  2000...................................................     320,094
  2001...................................................     201,814
  2002...................................................      15,318
                                                           ----------
          Total..........................................  $1,400,480
                                                           ==========

     The Company leases computer equipment under capital lease arrangements extending through 2000. At December 31, 1997, assets recorded under capital leases were $343,114. Future minimum lease payments required under these noncancelable leases are as follows:

Year ending December 31:
  1998....................................................  $140,944
  1999....................................................   132,709
  2000....................................................    70,940
                                                            --------
  Total minimum lease payments............................   344,593
  Less amounts representing interest......................    38,221
                                                            --------
  Present value of capital lease obligations..............   306,372
  Less current portion of capital lease obligations.......    96,518
                                                            --------
  Long-term capital lease obligations, less current
     portion..............................................  $209,854
                                                            ========

10. INCOME TAXES

     The components of income tax expense are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1995        1996        1997
                                                     --------    --------    --------
Current............................................  $     --    $     --    $     --
Deferred...........................................   117,720     141,151     293,371
                                                     --------    --------    --------
          Total....................................  $117,720    $141,151    $293,371
                                                     ========    ========    ========

     Deferred taxes are principally due to differences in the basis and depreciable lives for property and equipment for book and tax purposes, net operating loss carryforwards and the use of the cash method of accounting for tax purposes.

                           INTEGRATED CONTROLS, INC.

     Deferred tax assets and liabilities consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
Asset -- net operating loss carryforward....................  $ 155,940    $ 137,418
Liabilities:
  Cash basis differences....................................   (490,431)    (746,575)
  Property, equipment and other.............................    (92,601)    (111,307)
                                                              ---------    ---------
Net deferred tax liability..................................  $(427,092)   $(720,464)
                                                              =========    =========

     For income tax purposes, the Company has available unused net operating loss carryforwards of approximately $365,000 at December 31, 1997, which may be applied against future taxable income of the Company. These carryforwards expire in various years ranging from 2007 through 2011.

     The following is a reconciliation of taxes computed at the federal statutory rate to the provision for income taxes included in the financial statements:

                                                               DECEMBER 31,
                                                     --------------------------------
                                                       1995        1996        1997
                                                     --------    --------    --------
Taxes computed by applying federal statutory
  rate.............................................  $108,841    $121,244    $248,402
State income taxes, net of federal benefits........    11,524      13,454      27,963
Expenses not deductible for tax purposes...........     3,496       6,453      16,652
Other..............................................    (6,141)                    354
                                                     --------    --------    --------
          Total....................................  $117,720    $141,151    $293,371
                                                     ========    ========    ========

11. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     A majority of the Company's accounts receivable at December 31, 1997 result from sales to third-party companies engaged in the oil and gas industry or related industries. This concentration of customers may impact the Company's overall credit risk, in that these entities may be similarly affected by changes in economic or other conditions. In addition, the Company generally does not require collateral or other security to support customer receivables.

     During the year ended December 31, 1996, sales to two customers accounted for approximately 25% and 12% of the Company's revenues, respectively. Receivables from these customers totaled approximately $628,000 at December 31, 1996.

     During the year ended December 31, 1997, sales to three customers accounted for approximately 10%, 10% and 8% of the Company's revenues, respectively. Receivables from these customers totaled approximately $1,430,000 at December 31, 1997.

12. PENDING ACQUISITION

     In December 1997, the stockholders of the Company entered into an agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Company's outstanding common stock. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Mindworks Professional Education Group, Inc.:

     We have audited the accompanying balance sheets of Mindworks Professional Education Group, Inc. (the "Company") as of December 31, 1996 and 1997, and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Mindworks Professional Education Group, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
February 6, 1998

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                          -----------------------------------
                                                            1996         1997         1997
                                                          ---------    ---------    ---------
                                                                                    PROFORMA
                                                                                    (NOTE 9)
                                                                                    (UNAUDITED)
                                                                                    ---------
CURRENT ASSETS:
  Cash and cash equivalents.............................  $  17,711    $  25,801    $  25,801
  Accounts receivable, net of allowance of $10,000 at
     December 31, 1997..................................     63,978       63,125       63,125
  Inventory.............................................      5,395       24,505       24,505
  Prepaid expenses and other current assets.............                  11,000       11,000
                                                          ---------    ---------    ---------
          Total current assets..........................     87,084      124,431      124,431
PROPERTY AND EQUIPMENT -- Net...........................    123,306      153,750      153,750
OTHER ASSETS:
  Intangibles, net of accumulated amortization of
     $11,250 and $18,750 at December 31, 1996 and 1997,
     respectively.......................................     18,750       11,250       11,250
  Deposits..............................................      3,083       22,735       22,735
                                                          ---------    ---------    ---------
          Total other assets............................     21,833       33,985       33,985
                                                          ---------    ---------    ---------
TOTAL ASSETS............................................  $ 232,223    $ 312,166    $ 312,166
                                                          =========    =========    =========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Current maturities of long-term debt and capital lease
     obligation.........................................  $  41,307    $  44,262    $  44,262
  Accounts payable......................................     34,002      181,633      181,633
  Accrued liabilities...................................     14,611       62,700       62,700
  Deferred revenue......................................      4,911        2,685        2,685
                                                          ---------    ---------    ---------
          Total current liabilities.....................     94,831      291,280      291,280
LONG-TERM DEBT, net of current maturities...............    264,051      282,877      282,877
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
  Common stock, $.01 par value -- 10,000,000 shares
     authorized; 60,000 shares issued and outstanding...        600          600          600
  Additional paid-in capital............................     59,400       59,400     (262,591)
  Accumulated deficit...................................   (186,659)    (321,991)          --
                                                          ---------    ---------    ---------
          Total stockholders' deficit...................   (126,659)    (261,991)    (261,991)
                                                          ---------    ---------    ---------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT...  $ 232,223    $ 312,166    $ 312,166
                                                          =========    =========    =========

                       See notes to financial statements.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                              1996           1997          1997
                                                          ------------   ------------   -----------
                                                                                         PRO FORMA
                                                                                         (NOTE 9)
                                                                                        (UNAUDITED)
REVENUE.................................................    $808,192      $1,444,095    $1,444,095
COST OF REVENUE.........................................     358,289         590,440       590,440
                                                            --------      ----------    ----------
  Gross profit..........................................     449,903         853,655       853,655
OPERATING EXPENSES:
  Selling, general and administrative...................     407,675         891,793       891,793
  Depreciation and amortization.........................      63,435          69,726        69,726
                                                            --------      ----------    ----------
          Total operating expenses......................     471,110         961,519       961,519
                                                            --------      ----------    ----------
LOSS FROM OPERATIONS....................................     (21,207)       (107,864)     (107,864)
INTEREST EXPENSE........................................     (33,733)        (27,468)      (27,468)
                                                            --------      ----------    ----------
LOSS BEFORE INCOME TAXES................................     (54,940)       (135,332)     (135,332)
PRO FORMA INCOME TAX BENEFIT............................                                   (54,133)
                                                            --------      ----------    ----------
NET LOSS................................................    $(54,940)     $ (135,332)   $  (81,199)
                                                            ========      ==========    ==========

                       See notes to financial statements.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                             COMMON STOCK     ADDITIONAL                     TOTAL
                                            ---------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                            SHARES   AMOUNT    CAPITAL       DEFICIT        DEFICIT
                                            ------   ------   ----------   -----------   -------------
BALANCE, JANUARY 1, 1995..................   600      $600     $59,400      $(131,719)     $ (71,719)
  Net loss................................                                    (54,940)       (54,940)
                                             ---      ----     -------      ---------      ---------
BALANCE, DECEMBER 31, 1996................   600       600      59,400       (186,659)      (126,659)
  Net loss................................                                    135,332        135,332
                                             ---      ----     -------      ---------      ---------
BALANCE, DECEMBER 31, 1997................   600      $600     $59,400      $(321,991)     $(261,991)
                                             ===      ====     =======      =========      =========

                       See notes to financial statements.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED
                                                              ---------------------
                                                                1996        1997
                                                              --------    ---------
OPERATING ACTIVITIES:
  Net loss..................................................  $(54,940)   $(135,332)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................    63,435       69,726
     Provision for allowance for doubtful accounts..........                 10,000
  Cash provided by (used in) operating working capital:
     Accounts receivable....................................   (63,978)      (9,147)
     Inventory..............................................      (395)     (19,110)
     Prepaid expenses and other current assets..............     3,618      (30,652)
     Accounts payable.......................................     3,505      147,631
     Accrued liabilities....................................    14,611       48,089
     Deferred revenue.......................................     4,681       (2,226)
                                                              --------    ---------
          Net cash provided by (used in) operating
            activities......................................   (29,463)      78,979
                                                              --------    ---------
INVESTING ACTIVITIES -- Capital expenditures................   (55,089)     (92,670)
                                                              --------    ---------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..................   132,296      189,611
  Repayment of long-term debt and capital lease.............   (34,373)    (167,830)
                                                              --------    ---------
          Net cash provided by (used in) financing
            activities......................................    97,923       21,781
                                                              --------    ---------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS...............................................    13,371        8,090
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................     4,340       17,711
                                                              --------    ---------
  End of period.............................................  $ 17,711    $  25,801
                                                              ========    =========
SUPPLEMENTAL INFORMATION:
  Interest paid.............................................  $ 33,733    $  20,468
                                                              ========    =========

                       See notes to financial statements.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Mindworks Professional Education Group, Inc., an Arizona corporation (the "Company"), provides technical training and certification preparation for information technology professionals and others. The Company was incorporated in 1995 and is headquartered in Scottsdale, Arizona.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- The Company recognizes revenue from the sale of training kits and tuition received from training seminars is recognized as product is shipped or services are performed. Deferred revenue represents payments received for future training course attendance.

     Cash Equivalents -- The Company's cash equivalents consist of liquid investments purchased with an original maturity of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the declining balance method over the estimated useful lives of the assets, which range from five to seven years. Amortization is computed on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, accounts receivable, short-term debt and accounts and notes payable, the carrying values of which are reasonable estimates of their fair values due to the short-term maturities or current interest rates.

     Intangibles -- The Company's intangibles consist of intellectual property rights contributed by certain principals at the inception of the Company. Amortization is computed using the straight-line method over four years.

     Income Taxes -- The Company is a subchapter S Corporation and, accordingly, is not subject to corporate-level federal income tax. Income generated by the Company is taxed to the stockholders individually. Accordingly, no income tax expense has been recorded in the financial statements.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Computer equipment and software.............................  $126,709    $198,379
Furniture, fixtures and equipment...........................    56,032      77,032
Leasehold improvements......................................    24,840      24,840
                                                              --------    --------
          Total.............................................   207,581     300,251
Less accumulated depreciation and amortization..............    84,275     146,501
                                                              --------    --------
          Property and equipment -- net.....................  $123,306    $153,750
                                                              ========    ========

     Depreciation and amortization expense charged to operations was $55,935 and $62,226 for the years ended December 31, 1996 and 1997, respectively.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

3. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                             ----------------------------
                                                                 1996            1997
                                                             ------------    ------------
Equipment loans, due in monthly installments, including
  interest at the bank's prime rate ranging from 9.875% to
  10% per annum, maturing through July 2001, secured by
  equipment and the continuing guaranty of the Company's
  principal stockholders, repaid in September 1997.........    $149,166        $     --
Equipment loan, due in monthly installments, including
  interest at the bank's prime rate plus 1.5% per annum,
  maturing through December 2000, secured by equipment and
  the continuing guaranty of the Company's principal
  stockholder..............................................          --         123,187
$300,000 revolving term loan, due in monthly installments
  of interest only at the bank's prime rate of 1.5% per
  annum through July 31, 1998 (10.0% at December 31, 1997);
  after July 31, 1998; balance is payable in 36 monthly
  installments plus interest, maturing July 2001, secured
  by equipment and the continuing guaranty of the Company's
  principal stockholder....................................          --          53,952
Promissory note payable to a stockholder; due in quarterly
  payments through September 30, 1997 -- interest-only at a
  rate of 10% per annum; after September 30, 1997 balance
  is payable in 30 monthly installments of $5,000 plus
  interest.................................................     150,000         150,000
                                                               --------        --------
Total long-term debt.......................................     299,166         327,139
Less current portion.......................................      35,115          44,262
                                                               --------        --------
          Long-term debt, less current portion.............    $264,051        $282,877
                                                               ========        ========

     At December 31, 1997, the Company was not in compliance with certain financial ratios required under the revolving term loan agreement. The Company has received a letter from the bank waiving this noncompliance through December 31, 1998.

4. CAPITAL LEASE OBLIGATION

     The Company was leasing equipment under a capital lease through October 1997. Future minimum rental payments required under this noncancelable lease at December 31, 1996 were as follows:

Total payments..............................................  $7,170
Less amounts representing interest..........................     978
                                                              ------
Capital lease obligation....................................   6,192
Less current portion........................................   6,192
                                                              ------
Capital lease obligation, long-term.........................  $   --
                                                              ======

5. OPERATING LEASES

     The Company leases office space under a noncancelable operating lease arrangement through October 31, 2000. Rental expenses charged to operations totaled $35,711 and $42,226 for the year ended December 31, 1996 and 1997, respectively, and is included in general and administrative expense in the statements of operations.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

     Minimum future lease payments under the noncancelable operating lease at December 31, 1997 are as follows:

Year ending December 31:
  1998....................................................    36,415
  1999....................................................    36,761
  2000....................................................    28,350
                                                            --------
          Total...........................................  $101,526
                                                            ========

     In October 1997, the Company signed a five-year lease agreement on a new facility in Scottsdale, Arizona, which will commence on the completion of certain tenant improvements in 1998. The Company is currently in negotiations to sublease the existing office space.

     Minimum future lease payments under this new operating lease are as follows:

Year ending December 31:
  1998....................................................  $105,676
  1999....................................................   183,279
  2000....................................................   186,916
  2001....................................................   190,631
  Thereafter..............................................   276,194
                                                            --------
          Total...........................................  $942,696
                                                            ========

6. EMPLOYEE BENEFIT PLANS

     The Company currently offers a Salary Reduction Simplified Employee Pension plan to its employees. Under the plan, the Company withholds a portion of participants' salaries, which it forwards to the trustee on a monthly basis. The funds are then invested in individual retirement accounts as designated by the employees. The Company does not provide any matching funds under the plan.

7. RELATED PARTY TRANSACTIONS

     As of December 31, 1996 and 1997, the Company had an outstanding note payable to a stockholder for $150,000. The note provides for interest at a rate of 10% per annum, with interest-only payments made quarterly. Interest expense charged to operations was $13,500 and $15,000 for the years ended December 31, 1996 and 1997.

8. CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to potential concentration of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company places its cash and cash equivalents and short-term investments in and limits the amount of credit exposure to one financial institution.

9. PRO FORMA BALANCE SHEET AND STATEMENT OF OPERATIONS (UNAUDITED)

     The pro forma statement of operations shows the pro forma effects, of the estimated deferred taxes related to future deductible temporary differences arising from the termination of the Company's subchapter S election, recognized in accordance with the Financial Accounts Standards Board's Statement No. 109, which the Company will adopt upon such termination.

                  MINDWORKS PROFESSIONAL EDUCATION GROUP, INC.

     The pro forma balance sheet at December 31, 1997 shows the pro forma effect of the reclassification to paid-in capital of the accumulated deficit upon termination of the Company's subchapter S election.

10. PENDING ACQUISITION

     In December 1997, the stockholders of the Company entered into a definitive agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Company's outstanding common stock. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Members of
  Software Consulting Services America, LLC:

     We have audited the accompanying balance sheets of Software Consulting Services America, LLC (the "Company") as of December 31, 1996 and 1997, and the related statements of income, members' equity and cash flows for the period from February 7, 1995 (date of inception) to December 31, 1995 and for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Software Consulting Services America, LLC as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from February 7, 1995 (date of inception) to December 31, 1995 and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
February 16, 1998

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

                                 BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31,
                                                         ---------------------------------------
                                                            1996          1997          1997
                                                         ----------    ----------    -----------
                                                                                      PRO FORMA
                                                                                      (NOTE 9)
                                                                                     (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents............................  $  311,670    $  332,254    $  332,254
  Trade accounts receivable............................     622,085     1,829,256     1,829,256
  Unbilled revenue.....................................     246,992       153,391       153,391
                                                         ----------    ----------    ----------
          Total current assets.........................   1,180,747     2,314,901     2,314,901
PROPERTY AND EQUIPMENT -- Net..........................      92,281       183,652       183,652
OTHER ASSETS...........................................       4,358        37,499        37,499
                                                         ----------    ----------    ----------
          TOTAL ASSETS.................................  $1,277,386    $2,536,052    $2,536,052
                                                         ==========    ==========    ==========

                                LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable.....................................  $    2,919    $   89,531    $   89,531
  Accrued payroll and payroll taxes....................     206,051       418,768       418,768
  Other accrued expenses...............................     118,603        69,897        69,897
  Line of credit.......................................                   565,000       565,000
  Notes payable to members.............................     150,000
                                                         ----------    ----------    ----------
          Total current liabilities....................     477,573     1,143,196     1,143,196
COMMITMENTS AND CONTINGENCIES
ADDITIONAL PAID-IN CAPITAL.............................                               1,392,856
MEMBERS' EQUITY........................................     799,813     1,392,856            --
                                                         ----------    ----------    ----------
TOTAL LIABILITIES AND MEMBERS' EQUITY..................  $1,277,386    $2,536,052    $2,536,052
                                                         ==========    ==========    ==========

                       See notes to financial statements.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

                              STATEMENTS OF INCOME

                                                       PERIOD ENDED            YEAR ENDED DECEMBER 31,
                                                       DECEMBER 31,   -----------------------------------------
                                                           1995           1996           1997          1997
                                                       ------------   ------------   ------------   -----------
                                                                                                     PRO FORMA
                                                                                                     (NOTE 9)
                                                                                                    (UNAUDITED)
REVENUE..............................................   $1,001,402     $4,672,094     $8,401,117    $8,401,117
COST OF REVENUE......................................      654,827      3,398,398      6,176,798     6,176,798
                                                        ----------     ----------     ----------    ----------
  Gross profit.......................................      346,575      1,273,696      2,224,319     2,224,319
OPERATING EXPENSES:
  Selling, general and administrative................      194,468        753,013      1,571,560     1,571,560
  Depreciation and amortization......................        3,890         19,962         74,656        74,656
                                                        ----------     ----------     ----------    ----------
         Total operating expenses....................      198,358        772,975      1,646,216     1,646,216
                                                        ----------     ----------     ----------    ----------
INCOME FROM OPERATIONS...............................      148,217        500,721        578,103       578,103
OTHER INCOME (EXPENSE):
  Interest income....................................        2,485          3,104            329           329
  Interest expense...................................                                    (10,654)      (10,654)
  Other expense......................................       (1,800)        (7,775)          (895)         (895)
                                                        ----------     ----------     ----------    ----------
         Total other income (expense)................          685         (4,671)       (11,220)      (11,220)
                                                        ----------     ----------     ----------    ----------
INCOME BEFORE INCOME TAXES...........................      148,902        496,050        566,883       566,883
PRO FORMA INCOME TAX EXPENSE.........................                                                  226,753
                                                        ----------     ----------     ----------    ----------
NET INCOME...........................................   $  148,902     $  496,050     $  566,883    $  340,130
                                                        ==========     ==========     ==========    ==========

                       See notes to financial statements.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

                         STATEMENTS OF MEMBERS' EQUITY

  Original capital contributed on February 7, 1995..........  $  200,000
  Net income................................................     148,902
                                                              ----------
MEMBERS' EQUITY AT DECEMBER 31, 1995........................     348,902
  Capital contributed.......................................      11,111
  Distributions to members..................................     (56,250)
  Net income................................................     496,050
                                                              ----------
MEMBERS' EQUITY AT DECEMBER 31, 1996........................     799,813
  Capital contributed.......................................      61,111
  Distributions to members..................................     (34,951)
  Net income................................................     566,883
                                                              ----------
MEMBERS' EQUITY AT DECEMBER 31, 1997........................  $1,392,856
                                                              ==========

                       See notes to financial statements.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

                            STATEMENTS OF CASH FLOWS

                                                    PERIOD ENDED         YEAR ENDED DECEMBER 31,
                                                    DECEMBER 31,    ---------------------------------
                                                        1995            1996              1997
                                                    ------------    ------------    -----------------
OPERATING ACTIVITIES:
  Net income......................................   $ 148,902       $ 496,050         $   566,883
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization................       3,890          19,962              74,656
     Cash provided by (used in) operating working
       capital:
       Trade accounts receivable..................    (221,270)       (400,815)         (1,207,171)
       Accounts receivable from employees.........      (7,813)          7,813
       Unbilled revenue...........................     (33,715)       (213,277)             93,601
       Other assets...............................                      (3,922)            (33,246)
       Accounts payable...........................       7,938          (5,019)             86,612
       Accrued payroll and payroll taxes..........      78,355         127,696             212,717
       Other accrued expenses.....................       7,400         111,203             (48,706)
                                                     ---------       ---------         -----------
          Net cash provided by (used in) operating
            activities............................     (16,313)        139,691            (254,654)
                                                     ---------       ---------         -----------
INVESTING ACTIVITIES:
  Capital expenditures............................     (20,512)        (95,351)           (165,922)
  Organizational costs............................        (706)
                                                     ---------       ---------         -----------
          Net cash used in investing activities...     (21,218)        (95,351)           (165,922)
                                                     ---------       ---------         -----------
FINANCING ACTIVITIES:
  Member contributions............................     200,000          11,111              61,111
  Member distributions............................                     (56,250)            (34,951)
  Borrowings (repayments) of notes payable to
     members......................................                     150,000            (150,000)
  Proceeds from line of credit....................                                         565,000
                                                     ---------       ---------         -----------
          Net cash provided by financing
            activities............................     200,000         104,861             441,160
                                                     ---------       ---------         -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................     162,469         149,201              20,584
CASH AND CASH EQUIVALENTS:
  Beginning of period.............................                     162,469             311,670
                                                     ---------       ---------         -----------
  End of period...................................   $ 162,469       $ 311,670         $   332,254
                                                     =========       =========         ===========
SUPPLEMENTAL INFORMATION:
  Interest paid...................................   $      --       $      --         $    10,655
                                                     =========       =========         ===========
  Income taxes paid...............................   $      --       $      --         $        --
                                                     =========       =========         ===========

                       See notes to financial statements.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Software Consulting Services America, LLC, a California limited liability company (the "Company"), provides professional software consulting services, primarily under subcontracting arrangements with SAP AG of Germany ("SAP") in connection with the implementation of software systems developed by SAP. The Company was organized on February 7, 1995, and is headquartered in Foster City, California. According to the Company's operating agreement, the Company will continue in existence until December 31, 2020, unless sooner dissolved pursuant to the operating agreement or the California Limited Liability Company Act.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- The Company provides its services for fees that are primarily based on time and materials used to complete projects for clients. Accordingly, revenue is recognized as consulting services are performed. Unbilled revenue is recorded for contract services for which a billing has not been rendered.

     Cash and Cash Equivalents -- The Company's cash equivalents consist of liquid instruments with original maturities of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and amortization, which is three years. Amortization is computed on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, trade accounts receivable, short-term debt, and accounts and notes payable, the carrying values of which are reasonable estimates of their fair values due to their short-term maturities or current interest rates.

     Income Taxes -- The Company is treated as a partnership for income tax purposes, and therefore, is not a taxpaying entity for federal and California income tax purposes. Income generated by the Company is taxed to the members individually. Accordingly, no income tax expense has been recorded in the accompanying financial statements.

2. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT CONSIST OF THE FOLLOWING:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Computer equipment and software.............................  $115,292    $179,536
Furniture and fixtures......................................       571     102,249
                                                              --------    --------
Total.......................................................  $115,863    $281,785
Less accumulated depreciation and amortization..............    23,582      98,133
                                                              --------    --------
          Property and equipment -- net.....................  $ 92,281    $183,652
                                                              ========    ========

     Depreciation expense charged to operations was $3,890, $19,962 and $74,551 for the years ended December 31, 1995, 1996 and 1997, respectively.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

3. LINE OF CREDIT AGREEMENT

     In January 1997, the Company entered into a revolving line of credit agreement with a bank to meet short-term working capital requirements. The line of credit provides for borrowings equal to the lesser of $650,000 or 80% of eligible accounts receivable, and borrowings thereunder are secured by all the Company's assets. The line of credit agreement was scheduled to expire on January 12, 1998. The interest rate applicable to borrowings under the line of credit is the bank's prime rate (7.7% at December 31, 1997) plus 1.8%. In January 1998, the Company amended the credit agreement, increasing the line of credit to the lessor of $850,000 or 80% of eligible accounts receivable and extending the maturity date to March 12, 1998.

4. LEASE COMMITMENTS

     The Company leases office facilities, computers and certain office equipment under several noncancelable operating lease agreements. The agreements expire at various dates through the year 2000.

     Future minimum lease commitments under these operating leases at December 31, 1997, are as follows:

Year ending December 31:
  1998..................................................    $132,996
  1999..................................................    $124,445
  2000..................................................    $ 19,830
                                                            --------
                                                            $277,271
                                                            ========

     During the period ended December 31, 1995, and the two years ended December 31, 1996 and 1997, rental expense under the various operating lease arrangements totaled $1,511, $15,167, and $148,264 respectively, and is included in selling, general and administrative expense in the statements of income.

5. RELATED PARTY TRANSACTIONS

     Revenues for the period ended December 31, 1995, and the years ended December 31, 1996 and 1997, include sales to a member and an affiliate of a member of the Company totaling $31,728, $123,950, and $10,906, respectively. At December 31, 1995, 1996 and 1997, unbilled revenue from a member of the Company were $29,815, $0, and $0, respectively.

     Notes payable to members at December 31, 1996 were $150,000. The notes are unsecured, are due on demand and do not bear interest.

6. OPTION PLANS

     The Company established a 1996 and 1997 Option Plan, pursuant to which options to purchase membership units in the Company are awarded. The option awards are subject to vesting, at the rate of approximately 16.7% every six months, over three years from the grant date. The exercise price per unit is not less than the fair market value on the date each option is granted. Any unexercised options will expire on the fifth anniversary of the date of grant. The option agreements may be subject to termination under certain circumstances, such as a change in control, as defined in the agreements. Unitholders may receive up to 10% of the net proceeds resulting from certain changes in control resulting from the sale of all or substantially all the assets of the Company.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

     Options to purchase units awarded under these Option Plans are summarized as follows:

                                                                    WEIGHTED
                                           UNITS       OPTION       AVERAGE      WEIGHTED
                                           UNDER      PRICE PER     EXERCISE     AVERAGE
                                           OPTION       UNIT         PRICE      FAIR VALUE
                                           ------    -----------    --------    ----------
Granted in 1995 and outstanding at
  December 31, 1995.....................       --    $        --     $  --        $  --
Granted in 1996.........................   27,650    $      1.60     $1.60        $0.42
                                           ------
Outstanding at December 31, 1996........   27,650    $      1.60     $1.60        $0.42
                                           ======
Granted in 1997.........................   53,260    $      4.27     $4.27        $1.05
Forfeited in 1997.......................   (8,050)   $1.60-$4.27     $3.14        $0.78
                                           ------
Outstanding at December 31, 1997........   72,860    $1.60-$4.27     $3.38        $0.84
                                           ======
Exercisable at December 31, 1997........   24,738    $1.60-$4.27     $2.16        $0.75
                                           ======

     The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its options. Accordingly, no compensation cost has been recognized for such option grants. Had compensation cost for the Company's options been determined based on the fair value at the grant dates for awards consistent with the method prescribed by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been reduced by $2,400 to $493,650 in 1996 and by $11,800 to $555,083 in 1997.

     The weighted average fair value of options granted during 1996 and 1997 was estimated at $0.42 and $1.05, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 1996 and 1997: risk-free interest rates of 6.1% and 5.7%, respectively, no dividend yield, expected lives of five years and no expected volatility (because the units are not publicly traded).

7. EMPLOYEE BENEFITS

     In September 1996, the Company established an elective salary reduction profit sharing plan pursuant to Internal Revenue Code Section 401(k). Under the plan, eligible employees can make voluntary pretax contributions to the plan. Employee contributions cannot exceed 15% of eligible compensation or other tax-regulated limits. There are no matching or Company discretionary contributions under the plan.

     Employment agreements with the members require that, in the event of a change in control of the Company, the Company shall continue the members' salaries for a one- to two-year period following the change in control.

8. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that subject the Company to potential concentration of credit risk consist principally of temporary cash investments. The Company generally places its temporary cash investments in a single financial institution. On occasion, the Company maintains deposits in excess of federally insured amounts at that financial institution.

     For the period ended December 31, 1995 and the years ended December 31, 1996 and 1997, 91%, 85% and 39%, respectively, of the Company's revenues consisted of revenues derived from services performed under subcontracting arrangements with SAP.

                   SOFTWARE CONSULTING SERVICES AMERICA, LLC

     Approximately 99%, 69% and 23% of the Company's accounts receivable and 12%, 86% and 13% of the Company's unbilled revenue at December 31, 1995, 1996 and 1997, respectively, were attributable to SAP.

     For the year ended December 31, 1997, 11% of the Company's revenues were from another significant customer. Approximately 32% of the Company's accounts receivable and 32% of the Company's unbilled revenue at December 31, 1997 were attributable to that customer.

9. PRO FORMA BALANCE SHEET AND STATEMENT OF INCOME (UNAUDITED)

     The pro forma statement of operations shows the pro forma effects, of the estimated deferred taxes related to future deductible temporary differences arising from the termination of the Company's current tax status (pursuant to which it is treated as a pass-through entity for federal income tax purposes), recognized in accordance with the Financial Accounting Standards Board's Statement No. 109, which the Company will adopt upon such termination.

     The pro forma balance sheet at December 31, 1997 provides the effect, on a pro forma basis, of the reclassification to paid-in capital of members' equity upon termination of the Company's current tax status.

10. PENDING ACQUISITION

     In December 1997, the Company entered into an agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Company's assets and assumption of certain of its liabilities. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                   * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Software Consulting Services Pty. Ltd. as
Trustee for the SCS Unit Trust:

     We have audited the accompanying balance sheets of the SCS Unit Trust (the "Trust") as of June 30, 1996 and 1997, and the related statements of income, unit capital and beneficiaries' loan accounts and cash flows for the period from October 1, 1994 (date of inception) to June 30, 1995, and for each of the two years in the period ended June 30, 1997 (all expressed in Australian dollars). These financial statements are the responsibility of the management of Software Consulting Services Pty. Ltd. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the SCS Unit Trust as of June 30, 1996 and 1997, and the results of its operations and its cash flows for the period from October 1, 1994 (date of inception) to June 30, 1995, and for each of the two years in the period ended June 30, 1997, in conformity with accounting principles generally accepted in the United States of America.

     Our audits also comprehended the translation of Australian dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE TOUCHE TOHMATSU

Melbourne, Australia
December 19 , 1997

                                 SCS UNIT TRUST

                                 BALANCE SHEETS

                                     ASSETS

                                                                                                  US$
                                                                                              DECEMBER 31,
                                           A$                 US$            A$        --------------------------
                                        JUNE 30,
                                 -----------------------    JUNE 30,    DECEMBER 31,                   PRO FORMA
                                    1996         1997         1997          1997           1997          1997
                                 ----------   ----------   ----------   ------------   ------------   -----------
                                                                        (UNAUDITED)    (UNAUDITED)     (NOTE 9)
                                                                                                      (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents....  $  427,173   $    4,790   $    3,118    $  172,956     $  112,594    $  112,594
  Trade accounts receivable....   1,529,065    3,012,656    1,961,239     5,076,491      3,304,796     3,304,796
  Unbilled revenue.............                  690,217      449,331       969,894        631,401       631,401
  Sundry debtors...............         749      159,803      104,032       269,814        175,649       175,649
  Prepaid expenses and other
     current assets............      15,939       23,375       15,217        23,397         15,231        15,231
                                 ----------   ----------   ----------    ----------     ----------    ----------
       Total current assets....   1,972,926    3,890,841    2,532,937     6,512,552      4,239,671     4,239,671
PROPERTY AND
  EQUIPMENT -- Net.............      58,995       98,809       64,325       201,402        131,113       131,113
OTHER ASSETS...................                   34,321       22,343        35,423         23,060        23,060
INVESTMENT IN AFFILIATED
  TRUST........................                   27,448       17,869        27,448         17,869        17,869
                                 ----------   ----------   ----------    ----------     ----------    ----------
      TOTAL ASSETS.............  $2,031,921   $4,051,419   $2,637,474    $6,776,825     $4,411,713    $4,411,713
                                 ==========   ==========   ==========    ==========     ==========    ==========

                                          LIABILITIES AND UNIT CAPITAL

CURRENT LIABILITIES:
  Accounts payable.............  $  118,057   $  721,602   $  469,763    $1,508,131     $  981,793    $  981,793
  Accrued payroll and payroll
     taxes.....................     743,335    1,621,796    1,055,789     2,314,171      1,506,526     1,506,526
  Other accrued expenses.......     105,334      118,883       77,393       157,381        102,455       102,455
  Beneficiaries' loan
     accounts..................   1,059,359    1,505,302      979,952     2,713,186      1,766,284     1,766,284
                                 ----------   ----------   ----------    ----------     ----------    ----------
       Total current
          liabilities..........   2,026,085    3,967,583    2,582,897     6,692,869      4,357,058     4,357,058
COMMITMENTS AND CONTINGENCIES
  Additional paid-in capital...                                                                           54,655
UNIT CAPITAL...................       5,836       83,836       54,577        83,956         54,655
                                 ----------   ----------   ----------    ----------     ----------    ----------
      TOTAL LIABILITIES AND
        UNIT CAPITAL...........  $2,031,921   $4,051,419   $2,637,474    $6,776,825     $4,411,713    $4,411,713
                                 ==========   ==========   ==========    ==========     ==========    ==========

                       See notes to financial statements.

                                 SCS UNIT TRUST

                              STATEMENTS OF INCOME

                                                                                     US$
                                           A$                     A$                 YEAR                 AS$
                                      PERIOD FROM                                   ENDED          SIX MONTHS ENDED
                                    OCTOBER 1, 1994,     YEAR ENDED JUNE 30,       JUNE 30,          DECEMBER 31,
                                      TO JUNE 30,      ------------------------   ----------   -------------------------
                                          1995            1996         1997          1997         1996          1997
                                    ----------------   ----------   -----------   ----------   -----------   -----------
                                                                                               (UNAUDITED)   (UNAUDITED)

REVENUE...........................     $2,774,362      $7,775,358   $14,876,861   $9,684,837   $5,943,983    $13,549,180
COST OF REVENUE...................      2,114,792       5,958,918    11,957,304   7,784,205     4,733,351    10,559,178
                                       ----------      ----------   -----------   ----------   ----------    -----------
  Gross profit....................        659,570       1,816,440     2,919,557   1,900,632     1,210,632     2,990,002
OPERATING EXPENSES:
  Selling, general and
    administrative................        516,977       1,037,333     2,019,064   1,314,410       949,799     1,626,652
  Depreciation and amortization...         20,624          55,193        79,431      51,710        28,706        39,807
                                       ----------      ----------   -----------   ----------   ----------    -----------
        Total operating
          expenses................        537,601       1,092,526     2,098,495   1,366,120       978,505     1,666,459
                                       ----------      ----------   -----------   ----------   ----------    -----------
INCOME FROM OPERATIONS............        121,969         723,914       821,062     534,512       232,127     1,323,543
OTHER INCOME (EXPENSE):
  Equity in losses of affiliated
    trust.........................                                      (90,216)    (58,731)      (45,108)
  Allowance for investment in
    affiliated trust..............                                     (162,336)   (105,681)
  Interest income.................          7,234          19,935        20,857      13,579        15,189         1,279
  Interest expense................        (24,481)        (81,594)     (198,325)   (129,110)     (105,767)     (164,799)
  Other income....................                          1,674
  Gain (loss) on sale of property
    and equipment.................                         18,222        (2,273)     (1,480)         (376)
                                       ----------      ----------   -----------   ----------   ----------    -----------
        Total other income
          (expense)...............        (17,247)        (41,763)     (432,293)   (281,423)     (136,062)     (163,520)
                                       ----------      ----------   -----------   ----------   ----------    -----------
INCOME BEFORE INCOME TAXES........        104,722         682,151       388,769     253,089        96,065     1,160,023
PRO FORMA INCOME TAX EXPENSE......
                                       ----------      ----------   -----------   ----------   ----------    -----------
        NET INCOME................     $  104,722      $  682,151   $   388,769   $ 253,089    $   96,065    $1,160,023
                                       ==========      ==========   ===========   ==========   ==========    ===========


                                               US$
                                        SIX MONTHS ENDED
                                          DECEMBER 31,
                                    -------------------------
                                       1997          1997
                                    -----------   -----------
                                    (UNAUDITED)    PRO FORMA
                                                   (NOTE 9)
                                                  (UNAUDITED)
REVENUE...........................  $8,820,515    $8,820,515
COST OF REVENUE...................   6,874,025     6,874,025
                                    ----------    ----------
  Gross profit....................   1,946,490     1,946,490
OPERATING EXPENSES:
  Selling, general and
    administrative................   1,058,950     1,058,950
  Depreciation and amortization...      25,914        25,914
                                    ----------    ----------
        Total operating
          expenses................   1,084,864     1,084,864
                                    ----------    ----------
INCOME FROM OPERATIONS............     861,626       861,626
OTHER INCOME (EXPENSE):
  Equity in losses of affiliated
    trust.........................
  Allowance for investment in
    affiliated trust..............
  Interest income.................         833           833
  Interest expense................    (107,285)     (107,285)
  Other income....................
  Gain (loss) on sale of property
    and equipment.................
                                    ----------    ----------
        Total other income
          (expense)...............    (106,452)     (106,452)
                                    ----------    ----------
INCOME BEFORE INCOME TAXES........     755,174       755,174
PRO FORMA INCOME TAX EXPENSE......                   302,070
                                    ----------    ----------
        NET INCOME................  $  755,174    $  453,104
                                    ==========    ==========

                       See notes to financial statements.

                                 SCS UNIT TRUST

          STATEMENTS OF UNIT CAPITAL AND BENEFICIARIES' LOAN ACCOUNTS

                                                                                     A$
                                                                               BENEFICIARIES'
                                                                    A$              LOAN
                                                               UNIT CAPITAL       ACCOUNTS
                                                               ------------    --------------
  Original capital contributed and beneficiaries' loans.....    $   5,836        $  556,847
  Net income................................................                        104,722
  Repayment of beneficiaries' loans.........................                       (156,758)
                                                                ---------        ----------
BALANCES AT JUNE 30, 1995...................................        5,836           504,811
  Interest on beneficiaries' accounts.......................                         80,856
  Repayment of beneficiaries' loans.........................                       (208,459)
  Net income................................................                        682,151
                                                                ---------        ----------
BALANCES AT JUNE 30, 1996...................................        5,836         1,059,359
  Capital contributed.......................................      577,996           435,337
  Capital redemption........................................     (499,996)
  Repayment of beneficiaries' loans.........................                       (562,038)
  Interest on beneficiaries' accounts.......................                        183,875
  Net income................................................                        388,769
                                                                ---------        ----------
BALANCES AT JUNE 30, 1997...................................       83,836         1,505,302
  Capital contributed (Unaudited)...........................          120
  Repayment of beneficiaries loans (Unaudited)..............                       (100,000)
  Interest on beneficiaries' accounts (Unaudited)...........                        147,861
  Net income (Unaudited)....................................                      1,160,023
                                                                ---------        ----------
BALANCES AT DECEMBER 31, 1997 (Unaudited)...................    $  83,956        $2,713,186
                                                                =========        ==========

                                                                                    US$
                                                                               BENEFICIARIES'
                                                                   US$              LOAN
                                                               UNIT CAPITAL       ACCOUNTS
                                                               ------------    --------------
BALANCES AT JUNE 30, 1996...................................    $   3,799        $  689,643
  Capital contributed.......................................      376,275           283,404
  Capital redemption........................................     (325,497)
  Repayment of beneficiaries' loans.........................                       (365,887)
  Interest on beneficiaries' accounts.......................                        119,703
  Net income................................................                        253,089
                                                                ---------        ----------
BALANCES AT JUNE 30, 1997...................................       54,577           979,952
  Capital contributed (Unaudited)...........................           78
  Repayment of beneficiaries' loans (Unaudited).............                        (65,100)
  Interest on beneficiaries' accounts (Unaudited)...........                         96,258
  Net income (Unaudited)....................................                        755,174
                                                                ---------        ----------
BALANCES AT DECEMBER 31, 1997 (Unaudited)...................    $  54,655        $1,766,284
                                                                =========        ==========

                       See notes to financial statements.

                                 SCS UNIT TRUST

                            STATEMENTS OF CASH FLOWS

                                      A$
                                                                                                    A$                   US$
                                  PERIOD FROM               A$                 US$              SIX MONTHS            SIX MONTHS
                                OCTOBER 1, 1994     YEAR ENDED JUNE 30,     YEAR ENDED      ENDED DECEMBER 31,          ENDED
                                  TO JUNE 30,     -----------------------    JUNE 30,    -------------------------   DECEMBER 31,
                                     1995           1996         1997          1997         1996          1997           1997
                                ---------------   ---------   -----------   ----------   -----------   -----------   ------------
                                                                                         (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
  Net Income..................     $ 104,722      $ 682,151   $   388,769   $ 253,089     $  96,065    $1,160,023    $   755,175
  Adjustments to reconcile net
    income to net cash
    provided by (used in)
    operating activities:
    Depreciation and
      amortization............        20,624         55,193        79,431      51,710        28,706        39,807         25,914
    Interest expense on
      beneficiaries' loan
      accounts................                       80,856       183,875     119,703       103,894       147,861         96,258
    (Gain) loss on sale of
      property and
      equipment...............                      (18,222)        2,273       1,480           376            --             --
    Equity in losses of
      affiliated trust........                                     90,216      58,731        45,108
    Allowance for investment
      in affiliated trust.....                                    162,336     105,681
    Cash provided by (used in)
      operating working
      capital:
      Trade accounts
        receivable............      (822,962)      (706,103)   (1,483,591)   (965,818)     (400,117)   (2,063,835)    (1,343,557)
      Unbilled revenue........                                   (690,217)   (449,331)     (277,962)     (279,677)      (182,070)
      Sundry debtors..........       (29,600)        28,851      (159,054)   (103,544)      (69,349)     (110,011)       (71,617)
      Prepaid expenses and
        other current assets..       (13,222)        (2,717)       (7,436)     (4,841)        6,990           (22)           (14)
      Other assets............                                    (34,321)    (22,343)      (33,657)       (1,102)          (717)
      Accounts payable........        34,175         83,882       603,545     392,908        35,375       786,529        512,029
      Accrued payroll and
        payroll taxes.........       434,708        308,627       878,461     571,876       123,594       692,375        450,736
      Other accrued
        expenses..............                      105,334        13,549       8,820        88,463        38,498         25,062
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
        Net cash provided by
          (used in) operating
          activities..........      (271,555)       617,852        27,836      18,121      (252,514)      410,446        267,199
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
INVESTING ACTIVITIES:
  Investment in affiliated
    trust.....................                                   (280,000)   (182,280)     (200,000)
  Proceeds from sale of
    property and equipment....                       96,883         1,599       1,041             3
  Capital expenditures........      (100,406)      (108,227)     (123,117)    (80,149)      (73,495)     (142,400)       (92,702)
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
        Net cash used in
          investing
          activities..........      (100,406)       (11,344)     (401,518)   (261,388)     (273,492)     (142,400)       (92,702)
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
FINANCING ACTIVITIES:
  Unit capital
    contributions.............           996                      577,996     376,275       577,996           120             78
  Unit capital redemptions....                                   (499,996)   (325,497)     (499,996)
  Beneficiaries' loans........       556,847                      435,337     283,404       373,145      (100,000)       (65,100)
  Repayment of beneficiaries'
    loans.....................      (156,758)      (208,459)     (562,038)   (365,887)     (158,133)
  Borrowings (repayments) of
    unitholders' notes
    payable...................         7,243         (7,243)
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
        Net cash provided by
          (used in) financing
          activities..........       408,328       (215,702)      (48,701)    (31,705)      293,012       (99,880)       (65,022)
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS...        36,367        390,806      (422,383)   (274,972)     (232,994)      168,166        109,475
CASH AND CASH EQUIVALENTS:
  Beginning of period.........                       36,367       427,173     278,090       427,173         4,790          3,119
                                   ---------      ---------   -----------   ---------     ---------    -----------   -----------
  End of period...............     $  36,367      $ 427,173   $     4,790   $   3,118     $ 194,179    $  172,956    $   112,594
                                   =========      =========   ===========   =========     =========    ===========   ===========

                       See notes to financial statements.

                                 SCS UNIT TRUST

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- SCS Unit Trust (the "Trust") was formed on October 1, 1994, and operates as a professional software consulting practice specializing in implementations of software systems developed by SAP AG of Germany ("SAP"). The business of the Trust operates under the name of its trustee, Software Consulting Services Pty. Ltd. (the "Trustee") headquartered in Melbourne, Australia.

     Translation of Australian Dollar Statements to U.S. Dollar
Statements -- The financial statements of the Trust are stated in Australian dollars ("A$"), the currency of the country in which the Trust is incorporated and operates. The translation of A$ amounts into U.S. dollar ("US$") amounts as of June 30, 1997 and December 31, 1997 and for the periods ended June 30, 1997 and December 31, 1997 has been made solely for the convenience of readers in the United States of America and has been made at the rate of 1.536 (A$) to 1 (US$), the approximate rate of exchange at December 31, 1997. Such translation should not be construed as a representation that the A$ amounts could be converted into US$ at that or any other rate.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Consolidation -- In October 1997, Data Collection Systems Integration Pty. Ltd. (DCSI), a wholly owned subsidiary of the Trust, was incorporated under the Australian Corporations Law. DCSI is in the business of marketing and implementing inventory control hardware and software. The December 31, 1997 financials statements include the accounts of the Trust and its subsidiary. All significant intercompany items and transactions have been eliminated in consolidation.


     Revenue Recognition -- Revenue is recognized as consulting services are performed. Any anticipated losses on fixed price consulting contracts are charged to earnings when identified. Accounts receivable represent only amounts billed and currently due from clients. Recoverable costs and accrued profit related to fixed price contracts, on which revenue has been recognized but billings have not been presented to the client, are included in unbilled revenue.

     Cash and Cash Equivalents -- The Company's cash equivalents consist of liquid instruments purchased with original maturities of three months or less.


     Sundry Debtors -- The Company's sundry debtors represent other receivables and primarily include the amount of retentions on certain contracts.


     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation for computer equipment, office equipment and furniture and fixtures is computed using the declining balance method at rates of 60%, 30% and 20%, respectively. Leasehold improvements are amortized using the declining balance method at a rate of 40%.


     Investments -- The Trust has a 40% investment in the TCS Discretionary Unit Trust ("TCS"). Through its investment in TCS, the Trust effectively owns 28% of the ASAP Discretionary Unit Trust ("ASAP"), which is in the business of marketing and implementing SAP software for middle-market companies. The Trust's investment in TCS is accounted for using the equity method of accounting.


     Beneficiaries' Loan Accounts -- The beneficiaries of the Trust are the holders of the Trust's unit capital, are entitled to receive the income of the Trust and are paid interest on their loan balances at the discretion of the directors of the Trustee. Profit is allocated to the unitholders at the end of each fiscal year and is credited to the beneficiaries' accounts. The unitholders provide funding to the Trust, which is repayable at call. Interest

                                 SCS UNIT TRUST
is calculated on the unpaid balance of the beneficiaries' loan accounts at a rate approved by the directors of the Trustee, which was 15% for 1995, 1996 and 1997.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, trade accounts receivable and accounts payable, the carrying values of which are reasonable estimates of their fair values due to their short-term maturities or current interest rates.

     Income Taxes -- Under current income tax legislation, the Trustee and the Trust are not subject to income tax, provided the unitholders are presently entitled to the net income of the Trust for taxation purposes. Accordingly, no income tax expense has been recorded in the financial statements.

     Interim Financial Information -- The interim financial statements as of December 31, 1997, and for the six months ended December 31, 1996 and 1997, are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results to be achieved for the entire fiscal year.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                             A$
                                                          JUNE 30,             US$
                                                    ---------------------    JUNE 30,
                                                      1996        1997         1997
                                                    --------    ---------    --------
Computer equipment and software...................  $ 71,190    $ 145,401    $105,546
Furniture, fixtures and equipment.................    34,244       73,010      52,998
Leasehold improvements............................                  5,054       3,669
                                                    --------    ---------    --------
Total.............................................   105,434      223,465     162,213
Less accumulated depreciation and amortization....   (46,439)    (124,656)    (90,488)
                                                    --------    ---------    --------
          Property and equipment -- net...........  $ 58,995    $  98,809    $ 71,725
                                                    ========    =========    ========

     Depreciation and amortization expense charged to operations was A$55,193 and A$79,431 (US$57,659) for the years ended June 30, 1996 and 1997, respectively.

3. OVERDRAFT FACILITY

     The Trust has a A$900,000 (US$653,310) bank overdraft facility agreement. A debenture charge over the assets of the trust and the trustee and a deed of subordination over the beneficiaries' loan accounts of $1,200,000 serves as collateral for borrowings under the facility. The facility bears interest at the bank's overdraft interest rate plus 0.4%. At June 30, 1997, the interest rate was 9.85%.

     Approximately A$444,000 (US$322,300) was outstanding under the facility at June 30, 1997. No borrowings were outstanding at June 30, 1996.


     The availability under the overdraft facility has increased to A$1,500,000 as of December 31, 1997. Approximately A$1,035,000 was outstanding under the facility at December 31, 1997.

                                 SCS UNIT TRUST

4. LEASE COMMITMENTS

     The Trust leases office facilities and certain computer and office equipment under several noncancelable operating lease agreements. The agreements expire at various dates through the year 2001.

     Future minimum lease commitments under these operating leases at June 30, 1997, are as follows:

                                                            A$         US$
                                                         --------    --------
Year ending June 30:
  1998.................................................  $443,264    $321,765
  1999.................................................   286,660     208,086
  2000.................................................    37,182      26,990
  2001.................................................     2,457       1,784
                                                         --------    --------
                                                         $769,563    $558,625
                                                         ========    ========

     During the periods ended June 30, 1995, 1996 and 1997, rental expense under the various operating lease obligations totaled A$8,470, A$59,272 and A$333,505 (US$242,091), respectively, and is included in selling, general and administrative expense in the statements of income.

5. RELATED PARTY TRANSACTIONS

     The Trust is subcontracted by a unitholder of the Trust and an affiliated trust to provide software implementation services. Revenue included sales to a unitholder of the Trust for the period ended June 30, 1997, totaling A$4,193,598 (US$3,044,133). Sales to an affiliated trust for the periods ended June 30, 1996 and 1997, were A$132,825 and A$2,601,464 (US$1,888,403), respectively.

     Trade Accounts Receivables and Unbilled Revenue regarding the sales to a unitholder of the Trust at June 30, 1997 are A$650,310 (US$472,060) and A$504,802 (US$366,436), respectively.

     Receivables from an affiliated trust at June 30, 1996 and 1997 are A$132,825 and A$409,208 (US$297,044), respectively.

     Expenses include payments for consultants to a unitholder of the Trust for the period ended June 30, 1997 of A$256,888 (US$186,475) and a reimbursement of expenses by an affiliated trust for the same period of A$128,541 (US$93,308).

     Payables to a unitholder of the Trust for the period ended June 30, 1997 are A$145,970 (US$105,960).

     All of the transactions noted above were on terms and conditions no more favorable than the normal commercial terms and conditions applicable to the Trust and its affiliate.

6. INVESTMENT IN AFFILIATED TRUST

     At June 30, 1997, the Trust's equity investment in TCS exceeded the Trust's share of the net assets of TCS. This excess has resulted in a write-down of the carrying value of the investment as follows:

                                                                 A$         US$
                                                              --------    --------
Cost of investment in TCS...................................  $280,000    $203,253
Share of operating losses...................................    90,216      65,488
                                                              --------    --------
Equity accounted investment.................................   189,784     137,765
Allowance to reduce investment to estimated fair value......   162,336     117,840
                                                              --------    --------
Investment in affiliated trust..............................  $ 27,448    $ 19,925
                                                              ========    ========

                                 SCS UNIT TRUST

7. SUPERANNUATION

     Employees other than contractors participate in a superannuation plan, which is a mandatory retirement savings plan in Australia. Under the plan, employers must contribute 6% of the salary of eligible employees to the plan. The Trust does not sponsor a specific plan, and employees may contribute to the superannuation plan of their choice. There are no matching or discretionary contributions by the Trust.

8. CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Trust to potential concentration of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Trust places its cash and cash equivalents and short-term investments in and limits the amount of credit exposure to one financial institution.

9. PRO FORMA BALANCE SHEET AND STATEMENT OF INCOME (UNAUDITED)

     The pro forma statement of operations shows the pro forma effects, of the estimated deferred taxes related to future deductible temporary differences arising from the termination of the Company's current tax status (pursuant to which it is not subject to any income tax) and recognized in accordance with the Financial Accounting Standards Board's Statement No. 109, which the Company will adopt upon such termination.

     The pro forma balance sheet at December 31, 1997 shows the effect, on a pro forma basis, of the reclassification to paid-in capital of unit capital upon termination of the Company's current tax status.

10. PENDING ACQUISITION

     In December 1997, the Trust entered into an agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Trust's assets and assumption of certain of its liabilities. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Software Innovators, Inc.:

     We have audited the accompanying balance sheets of Software Innovators, Inc. (the "Company") as of July 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Software Innovators, Inc. as of July 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
December 19, 1997

                           SOFTWARE INNOVATORS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                  JULY 31,
                                                            --------------------    JANUARY 31,
                                                              1996        1997         1998
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...............................  $163,053    $354,754     $407,318
  Accounts receivable.....................................   173,815     196,782      222,529
  Note receivable.........................................                             90,000
  Prepaid expenses and other current assets...............    50,014      18,549        6,139
                                                            --------    --------     --------
          Total current assets............................   386,882     570,085      725,986
PROPERTY AND EQUIPMENT -- Net.............................    60,545      69,986      134,782
DEFERRED TAX ASSET........................................                              7,463
                                                            --------    --------     --------
          TOTAL ASSETS....................................  $447,427    $640,071     $868,231
                                                            ========    ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable........................................  $ 10,202    $  4,052     $    856
  Current portion of capital lease obligation.............                 4,522        4,750
  Note payable............................................                            550,000
  Income taxes payable....................................                            127,530
  Accrued expenses........................................    40,104     258,575      128,582
  Deferred income taxes...................................    56,832      45,545       63,532
                                                            --------    --------     --------
          Total current liabilities.......................   107,138     312,694      875,250
CAPITAL LEASE OBLIGATION, net of current portion..........                15,518       13,084
DEFERRED INCOME TAXES.....................................    11,184       6,306
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY(DEFICIT):
  Common stock, $1 par value -- 1,000 shares authorized,
     issued and outstanding; nonvoting common stock $1 par
     value -- 9,000 shares authorized, none outstanding...     1,000       1,000        1,000
  Additional paid-in capital..............................     9,000      35,882       35,882
  Retained earnings.......................................   325,855     272,421      496,765
Treasury stock, 450 shares and 250 shares, respectively,
  at cost.................................................    (6,750)     (3,750)    (553,750)
                                                            --------    --------     --------
          Total stockholders' equity(deficit).............   329,105     305,553      (20,103)
                                                            --------    --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......  $447,427    $640,071     $868,231
                                                            ========    ========     ========

                       See notes to financial statements.

                           SOFTWARE INNOVATORS, INC.

                            STATEMENTS OF OPERATIONS

                                                     YEAR ENDED             SIX MONTHS ENDED
                                                      JULY 31,                 JANUARY 31,
                                               -----------------------   -----------------------
                                                  1996         1997         1997         1998
                                               ----------   ----------   ----------   ----------
                                                                         (UNAUDITED)  (UNAUDITED)
REVENUE......................................  $1,952,713   $2,981,802   $1,393,536   $2,032,706
COST OF REVENUE..............................   1,262,822    1,948,546      926,838    1,268,422
                                               ----------   ----------   ----------   ----------
  Gross profit...............................     689,891    1,033,256      466,698      764,284
OPERATING EXPENSES:
  Selling, general and administrative........     501,181    1,100,335      272,059      414,816
  Depreciation and amortization..............      26,221       23,444       11,881        7,611
                                               ----------   ----------   ----------   ----------
          Total operating expenses...........     527,402    1,123,779      283,940      422,427
                                               ----------   ----------   ----------   ----------
INCOME (LOSS) FROM OPERATIONS................     162,489      (90,523)     182,758      341,857
OTHER INCOME:
  Interest income............................       6,440       17,231        6,211       10,353
  Other, net.................................       5,685        3,694       22,191       20,189
                                               ----------   ----------   ----------   ----------
          Total other income.................      12,125       20,925       28,402       30,542
                                               ----------   ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME TAXES............     174,614      (69,598)     211,160      372,399
INCOME TAX EXPENSE (BENEFIT):
  Current....................................       8,314                    92,307      143,836
  Deferred...................................      61,582      (16,164)      (8,082)       4,219
                                               ----------   ----------   ----------   ----------
          Total income tax expense
            (benefit)........................      69,896      (16,164)      84,225      148,055
                                               ----------   ----------   ----------   ----------
NET INCOME (LOSS)............................  $  104,718   $  (53,434)  $  126,935   $  224,344
                                               ==========   ==========   ==========   ==========

                       See notes to financial statements.

                           SOFTWARE INNOVATORS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                       TOTAL
                                     COMMON STOCK     ADDITIONAL                TREASURY STOCK     STOCKHOLDERS'
                                    ---------------    PAID-IN     RETAINED   ------------------      EQUITY
                                    SHARES   AMOUNT    CAPITAL     EARNINGS   SHARES    AMOUNT       (DEFICIT)
                                    ------   ------   ----------   --------   ------   ---------   -------------
BALANCE, AUGUST 1, 1995...........  1,000    $1,000    $ 9,000     $221,137     450    $  (6,750)    $ 224,387
  Net income......................                                  104,718                            104,718
                                    -----    ------    -------     --------    ----    ---------     ---------
BALANCE, JULY 31, 1996............  1,000     1,000      9,000      325,855     450       (6,750)      329,105
  Reissuance of 200 shares of
     treasury stock...............                      26,882                 (200)       3,000        29,882
  Net loss........................                                  (53,434)                           (53,434)
                                    -----    ------    -------     --------    ----    ---------     ---------
BALANCE, JULY 31, 1997............  1,000     1,000     35,882      272,421     250       (3,750)      305,553
  Purchase of 150 shares of
     treasury stock (Unaudited)...                                              150     (550,000)     (550,000)
  Net income (Unaudited)..........                                  224,344                            224,344
                                    -----    ------    -------     --------    ----    ---------     ---------
BALANCE, JANUARY 31, 1998
  (Unaudited).....................  1,000    $1,000    $35,882     $496,765     400    $(553,750)    $ (20,103)
                                    =====    ======    =======     ========    ====    =========     =========

                       See notes to financial statements.

                           SOFTWARE INNOVATORS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                               SIX MONTHS ENDED
                                                     YEAR ENDED JULY 31,          JANUARY 31,
                                                     -------------------   -------------------------
                                                       1996       1997        1997          1998
                                                     --------   --------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)................................  $104,718   $(53,434)   $126,935      $224,344
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization.................    26,221     23,444      11,881         7,611
     Deferred income taxes.........................    61,582    (16,164)     (8,082)        5,220
     Cash provided by (used in) operating working
       capital:
       Accounts receivable.........................   (90,002)   (22,967)     (9,953)      (25,747)
       Note receivable.............................                                        (90,000)
       Prepaid expenses and other assets...........   (50,604)    31,465      10,501        12,410
       Accounts payable............................   (38,936)    (6,150)     (7,272)       (3,196)
       Income taxes payable........................                                        127,530
       Accrued expenses............................   (14,820)   218,463      97,484      (129,993)
                                                     --------   --------    --------      --------
          Net cash provided by (used in) operating
            activities.............................    (1,841)   174,657     221,494       128,179
                                                     --------   --------    --------      --------
INVESTING ACTIVITIES:
  Proceeds from sale of equipment..................    10,000
  Capital expenditures.............................    (5,245)    (7,891)         --       (73,410)
                                                     --------   --------    --------      --------
          Net cash provided by (used in) investing
            activities.............................     4,755     (7,891)         --       (73,410)
                                                     --------   --------    --------      --------
FINANCING ACTIVITIES:
  Payments on capital lease obligation.............               (4,947)     (1,959)       (2,205)
  Proceeds from issuance of treasury stock.........               29,882      29,882
                                                     --------   --------    --------      --------
          Net cash provided by financing
            activities.............................        --     24,935      27,923        (2,205)
                                                     --------   --------    --------      --------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........     2,914    191,701     249,417        52,564
CASH AND CASH EQUIVALENTS:
  Beginning of period..............................   160,139    163,053     163,053       354,754
                                                     --------   --------    --------      --------
  End of year period...............................  $163,053   $354,754    $412,470      $407,318
                                                     ========   ========    ========      ========
SUPPLEMENTAL INFORMATION:
  Interest paid....................................  $     --   $  2,227    $  1,152      $  3,399
                                                     ========   ========    ========      ========
  Income taxes paid................................  $ 33,600   $     --    $     --      $     --
                                                     ========   ========    ========      ========
  Equipment financed through capital lease.........  $     --   $ 24,987    $ 24,140      $ 24,140
                                                     ========   ========    ========      ========
  Issuance of note payable for purchase of common
     stock.........................................  $     --   $     --    $     --      $550,000
                                                     ========   ========    ========      ========

                       See notes to financial statements.

                           SOFTWARE INNOVATORS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Software Innovators, Inc., an Arkansas corporation (the "Company"), provides computer and data processing consulting services to a variety of businesses and government agencies. The Company was incorporated in 1989 and operates primarily within the State of Arkansas.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- The Company provides its services for fees that are primarily based on time and materials used to complete projects for clients. Accordingly, revenue is recognized as consulting services are performed.

     Cash Equivalents -- The Company's cash equivalents consist of liquid investments purchased with original maturities of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to 15 years. Leasehold improvements are amortized on the straight-line method over the primary term of the lease.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, accounts receivable, short-term debt and accounts and notes payable, the carrying values of which are reasonable estimates of their fair values due to their short maturities or current interest rates.

     Deferred Income Taxes -- The Company provides for deferred income taxes under the asset and liability method for temporary differences in the recognition of income and expense for tax and financial reporting purposes.

     Interim Financial Information -- The interim financial statements as of January 31, 1998, and for the six months ended January 31, 1997 and 1998, are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results to be achieved for the entire fiscal year.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                   JULY 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Computer and office equipment...............................  $ 77,082   $ 77,082
Furniture and fixtures......................................    27,165     27,165
Leasehold improvements......................................    17,415     46,700
                                                              --------   --------
Total.......................................................   121,662    150,947
Less accumulated depreciation and amortization..............    61,117     80,961
                                                              --------   --------
          Property and equipment -- net.....................  $ 60,545   $ 69,986
                                                              ========   ========

                           SOFTWARE INNOVATORS, INC.

3. INCOME TAXES

     The components of deferred income taxes in the accompanying balance sheets are as follows:

                                                                   JULY 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Deferred tax liabilities:
  Accounts receivable.......................................  $ 66,554   $ 75,348
  Accumulated depreciation and amortization.................    11,184      6,308
  Other.....................................................     9,543      1,884
                                                              --------   --------
                                                                87,281     83,540
Deferred tax assets -- accrued vacation and other
  expenses..................................................   (19,265)   (31,688)
                                                              --------   --------
Net deferred tax liabilities................................  $ 68,016   $ 51,852
                                                              ========   ========

     The provisions for income taxes in the financial statements differ from the amounts determined by applying the federal statutory rate of 34% to earnings
(loss) before income taxes. The reconciling items and amounts as of July 31 are as follows:

                                                                1996       1997
                                                              --------   --------
Provision (benefit) at statutory rate.......................  $ 59,369   $(25,348)
Permanent differences.......................................     3,036     12,382
State taxes, net of federal benefits........................     7,491     (3,198)
                                                              --------   --------
                                                              $ 69,896   $(16,164)
                                                              ========   ========

4. COMMITMENTS

     The Company leases office space and certain equipment and vehicles under several noncancelable operating lease agreements that expire at various dates through June 2000. Future minimum lease payments under these agreements at July 31, 1997, are as follows:

Year Ending July 31:
  1998....................................................  $ 62,338
  1999....................................................    32,841
  2000....................................................    11,772
                                                            --------
                                                            $106,951
                                                            ========

     The Company incurred lease expense of $47,116 and $57,396 in fiscal 1996 and fiscal 1997, respectively, which is included in selling, general and administrative expense in the statements of operations.

                           SOFTWARE INNOVATORS, INC.

     The Company is leasing a telephone system under a capital lease that extends through May 2001. Future minimum rental payments required under this noncancelable lease at July 31, 1997 are as follows:

Year ending July 31:
  1998......................................................  $ 6,303
  1999......................................................    6,303
  2000......................................................    6,303
  2001......................................................    5,251
                                                              -------
                                                               24,160
Less amounts representing interest..........................    4,120
                                                              -------
Capital lease obligation at July 31, 1997...................   20,040
Less current portion........................................    4,522
                                                              -------
Capital lease obligation, long-term.........................  $15,518
                                                              =======

     In December 1997, the Company issued a note payable to a stockholder for $550,000 for the purchase of 150 shares of common stock.

     In December 1997, the Company entered in a revolving loan agreement with BIT Group Services, Inc to advance up to $125,000, with interest accrued at prime rate plus 1% (9.5% at December 31, 1997). There are no scheduled repayment terms and the note receivable matures at the earlier of October 31, 1998, or 30 days following the successful completion of BrightStar's initial public offering.

5. EMPLOYEE BENEFIT PLANS

     The Company has established a 401(k) plan effective January 1, 1997, for all employees who have attained the age of 21 and completed at least one year of service. Each plan participant can contribute up to the maximum amount allowed by the Internal Revenue Code to the plan through payroll deductions. The Company's matching contribution to the plan is discretionary and is determined each year by the Board of Directors. The employee's vested percentage regarding the Company's matching contribution varies according to years of service. The Company's expense for contributions to the plan was $15,256 during fiscal 1997. No contributions were made by the Company in fiscal 1996.

6. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

     For the years ended July 31, 1996 and 1997, programming and consulting services to one customer accounted for approximately 63% and 62%, respectively, of the Company's total revenues. This customer accounted for approximately 44% and 68% of the outstanding accounts receivable balance at July 31, 1996 and 1997, respectively.

7. PENDING ACQUISITION

     In December 1997, the stockholders of the Company entered into a definitive agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Company's outstanding common stock. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Zelo Group, Inc.:

     We have audited the accompanying balance sheets of Zelo Group, Inc. (the "Company") as of December 31, 1996 and 1997, and the related statements of operations, stockholder's deficit and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Zelo Group, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
February 16, 1998

                                ZELO GROUP, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                        DECEMBER 31,
                                                       ----------------------------------------------
                                                           1996            1997           PRO FORMA
                                                       ------------    -------------    -------------
                                                                                          (NOTE 7)
                                                                                         (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..........................   $   3,014        $      --        $      --
  Trade accounts receivable less allowance of 18,341
     in 1997.........................................      35,337          123,341          123,341
  Prepaid expenses and other current assets..........         800              800              800
                                                        ---------        ---------        ---------
          Total current assets.......................      39,151          124,141          124,141
PROPERTY AND EQUIPMENT -- Net........................      18,878          171,616          171,616
OTHER ASSETS.........................................       1,400            4,027            4,027
                                                        ---------        ---------        ---------
          TOTAL ASSETS...............................   $  59,429        $ 299,784        $ 299,784
                                                        =========        =========        =========

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES:
  Current maturities of notes payable................   $ 145,000        $ 130,000        $ 130,000
  Current obligations under capital leases...........                       48,647           48,647
  Credit facilities..................................      47,282          260,085          260,085
  Accounts payable and accrued liabilities...........      29,817          130,381          130,381
                                                        ---------        ---------        ---------
          Total current liabilities..................     222,099          569,113          569,113
OBLIGATIONS UNDER CAPITAL LEASES -- Less current
  portion............................................                       83,886           83,886
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S DEFICIT:
  Common stock, no par value -- 25,000 shares
     authorized; 2,500 shares issued and
     outstanding.....................................       5,000            5,000            5,000
  Additional paid-in capital.........................                                      (358,215)
  Accumulated deficit................................    (167,670)        (358,215)              --
                                                        ---------        ---------        ---------
          Total stockholder's deficit................    (162,670)        (353,215)        (353,215)
                                                        ---------        ---------        ---------
          TOTAL LIABILITIES AND STOCKHOLDER'S
            DEFICIT..................................   $  59,429        $ 299,784        $ 299,784
                                                        =========        =========        =========

                       See notes to financial statements.

                                ZELO GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                            1996          1997          1997
                                                         ----------    ----------    -----------
                                                                                      PRO FORMA
                                                                                      (NOTE 7)
                                                                                     (UNAUDITED)
REVENUE................................................  $1,081,694    $1,049,298    $1,049,298
COST OF REVENUE........................................     729,760       582,428       582,428
                                                         ----------    ----------    ----------
  Gross profit.........................................     351,934       466,870       466,870
OPERATING EXPENSES:
  Selling, general and administrative..................     374,468       586,789       586,789
  Depreciation and amortization........................      11,534        40,403        40,403
                                                         ----------    ----------    ----------
          Total operating expenses.....................     386,002       627,192       627,192
                                                         ----------    ----------    ----------
LOSS FROM OPERATIONS...................................     (34,068)     (160,322)     (160,322)
OTHER EXPENSE -- Interest..............................     (12,473)      (30,223)      (30,223)
                                                         ----------    ----------    ----------
LOSS BEFORE INCOME TAXES...............................     (46,541)     (190,545)     (190,545)
PRO FORMA INCOME TAX BENEFIT...........................                                 (76,218)
                                                         ----------    ----------    ----------
NET LOSS...............................................  $  (46,541)   $ (190,545)   $ (114,327)
                                                         ==========    ==========    ==========

                       See notes to financial statements.

                                ZELO GROUP, INC.

                      STATEMENTS OF STOCKHOLDER'S DEFICIT

                                                     COMMON STOCK                         TOTAL
                                                   ----------------    ACCUMULATED    STOCKHOLDER'S
                                                   SHARES    AMOUNT      DEFICIT         DEFICIT
                                                   ------    ------    -----------    -------------
BALANCE, JANUARY 1, 1996.........................  2,500     $5,000     $(121,129)      $(116,129)
  Net loss.......................................                         (46,541)        (46,541)
                                                   -----     ------     ---------       ---------
BALANCE, DECEMBER 31, 1996.......................  2,500      5,000      (167,670)       (162,670)
  Net loss.......................................                        (190,545)       (190,545)
                                                   -----     ------     ---------       ---------
BALANCE, DECEMBER 31, 1997.......................  2,500     $5,000     $(358,215)      $(353,215)
                                                   =====     ======     =========       =========

                       See notes to financial statements.

                                ZELO GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
OPERATING ACTIVITIES:
  Net income (loss).........................................  $ (46,541)    $(190,545)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................     11,534        40,403
     Cash provided by (used in) operating working capital:
       Accounts receivable..................................     86,224       (88,004)
       Prepaid expenses and other current assets............       (400)       (2,627)
       Accounts payable and accrued liabilities.............   (148,373)      100,564
                                                              ---------     ---------
          Net cash used in operating activities.............    (97,556)     (140,209)
                                                              ---------     ---------
INVESTING ACTIVITIES -- Capital expenditures................    (13,867)      (34,452)
                                                              ---------     ---------
FINANCING ACTIVITIES:
  Borrowings (payments) on notes payable....................     95,000       (15,000)
  Payments on capital lease obligations.....................                  (26,156)
  Net borrowings from line of credit........................     19,437       212,803
                                                              ---------     ---------
          Net cash provided by financing activities.........    114,437       171,647
                                                              ---------     ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      3,014        (3,014)
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................                    3,014
                                                              ---------     ---------
  End of period.............................................  $   3,014     $      --
                                                              =========     =========
SUPPLEMENTAL INFORMATION:
  Interest paid.............................................  $   7,106     $  24,662
                                                              =========     =========
  Income taxes paid.........................................  $      --     $      --
                                                              =========     =========
  Equipment financed through capital leases.................  $      --     $ 158,689
                                                              =========     =========

                       See notes to financial statements.

                                ZELO GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Zelo Group, Inc., a California corporation (the "Company"), provides document management services using digital scanning equipment to store documents on compact disc. The Company also provides system integration services for complex document management systems to various customers primarily in the legal and medical professions. The Company was incorporated in 1992 and is headquartered in Ventura, California.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- The Company provides its services for fees that are primarily based on time and materials used to complete projects for clients. Accordingly, revenue is recognized as services are performed.

     Cash Equivalents -- The Company's cash equivalents consist of liquid investments purchased with original maturities of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided principally using straight-line methods over the estimated useful lives of the individual assets of five years. Amortization is computed on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, accounts receivable, short-term debt and accounts and notes payable, the carrying values of which are reasonable estimates of their fair values due to their short-term maturities or current interest rates.

     Income Taxes -- The Company is a Subchapter S Corporation and, accordingly, is not subject to corporate-level federal income tax. Income generated by the Company is taxed to the stockholder. Accordingly, no income tax expense has been recorded in the financial statements.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                 DECEMBER 31,
                                                               1996        1997
                                                              -------    --------
Computers, equipment and software...........................  $39,233    $231,782
Furniture, fixtures and equipment...........................   18,438      18,438
                                                              -------    --------
Total.......................................................   57,671     250,220
Less accumulated depreciation and amortization..............   38,793      78,604
                                                              -------    --------

          Property and equipment -- net.....................  $18,878    $171,616
                                                              =======    ========

3. SHORT-TERM BORROWINGS

     The Company has a $175,000 line of credit facility with a commercial bank for working capital requirements. Borrowings outstanding of $160,085 at December 31, 1997 under this facility bear interest at a rate of 13% per annum and are due on demand.

                                ZELO GROUP, INC.

     The Company also has a $400,000 non-revolving line of credit facility with a commercial bank for working capital requirements. Borrowings outstanding of $100,000 at December 31, 1997 under the Facility bear interest at the bank's prime rate plus 2% (10.5% at December 31, 1997) and are due March 26, 1998. The Company has promissory notes payable to Madison Management Company in the aggregate original principal amount of $150,000, with an aggregate balance of $130,000 at December 31, 1997. The notes have no scheduled repayment terms, bear interest at rates ranging from 8.75% to 12% per annum and mature on March 31, 1998.

4. LEASE COMMITMENTS

     The Company leases various equipment and its office facility under noncancelable lease arrangements extending through 2001. Rental expense was $24,230 and $95,749 for the year ended December 31, 1996 and 1997, respectively.

     Minimum future lease payments under noncancelable operating leases at December 31, 1997 are as follows:

Year ending December 31:
  1998....................................................  $$141,436
  1999....................................................    96,364
  2000....................................................    90,145
  2001....................................................    39,067
                                                            --------
          Total...........................................  $367,012
                                                            ========

     In March 1997, the Company began leasing computer equipment under capital lease arrangements extending through 2001. Future minimum lease payments required under these noncancelable leases are as follows:

Year ending December 31:
  1998....................................................  $ 62,897
  1999....................................................    46,544
  2000....................................................    35,916
  2001....................................................    13,897
                                                            --------
          Total minimum lease payments....................   159,254
          Less amounts representing interest..............    26,721
                                                            --------
          Present value of net minimum lease payments.....   132,533
          Less current portion of capital lease
            obligations...................................    48,647
                                                            --------
          Long-term capital lease obligation, less current
            portion.......................................  $ 83,886
                                                            ========

6. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Document management services to three major customers accounted for an aggregate of approximately 59% and 44% of the Company's total revenue for the year ended December 31, 1997 and 1996, respectively. These customers accounted for an aggregate of approximately 80% and 53% of the outstanding accounts receivable balance at December 31, 1997 and 1996, respectively.

7. PRO FORMA BALANCE SHEET AND STATEMENT OF OPERATIONS (UNAUDITED)

     The pro forma statement of operations shows the pro forma effects, of the estimated deferred taxes related to future deductible temporary differences arising from the termination of the Company's subchapter

                                ZELO GROUP, INC.

S election and recognized in accordance with the Financial Accounting Standards Board's Statement No. 109, which the Company will adopt upon such termination.

     The pro forma balance sheet at December 31, 1997 shows the pro forma effect of the reclassification to paid-in capital of the accumulated deficit upon termination of the Company's subchapter S election.

8. PENDING ACQUISITION

     In December 1997, the stockholder of the Company entered into an agreement with BrightStar Information Technology Group, Inc. ("BrightStar") for the acquisition by BrightStar of all the Company's outstanding common stock. The consummation of the acquisition is contingent upon BrightStar's initial public offering of its common stock.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors


  BIT Investors, LLC



     We have audited the accompanying consolidated balance sheet of BIT Investors, LLC and subsidiary, a Texas limited liability company (the "Company"), as of December 31, 1997, and the related consolidated statements of operations, members' deficit and cash flows for the period from July 24, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIT Investors, LLC and subsidiary as of December 31, 1997, and the results of its operations and its cash flows for the period from July 24, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Dallas, Texas
February 16, 1998

                               BIT INVESTORS, LLC



                           CONSOLIDATED BALANCE SHEET



                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  552,126
  Prepaid expenses and other current assets.................          881
                                                               ----------
          Total current assets..............................      553,007
PROPERTY AND EQUIPMENT -- Net...............................      136,516
DEFERRED OFFERING COSTS.....................................    1,950,000
                                                               ----------
TOTAL ASSETS................................................   $2,639,523
                                                               ==========
LIABILITIES AND MEMBERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................   $1,112,756
  Short-term borrowings.....................................    1,805,000
                                                               ----------
          Total current liabilities.........................    2,917,756
MEMBER'S DEFICIT............................................     (278,233)
                                                               ----------

TOTAL LIABILITIES AND MEMBERS' DEFICIT......................   $2,639,523
                                                               ==========



                See notes to consolidated financial statements.

                               BIT INVESTORS, LLC



                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                                 PERIOD FROM
                                                              JULY 24, 1997 TO
                                                              DECEMBER 31, 1997
                                                              -----------------
REVENUE.....................................................     $        --
COST OF REVENUE.............................................
                                                                 -----------
  Gross profit..............................................
OPERATING EXPENSES:
  Selling, general and administrative.......................         285,919
  Stock compensation expense................................       4,604,526
  Depreciation and amortization.............................           2,314
                                                                 -----------
          Total operating expenses..........................       4,892,759
                                                                 -----------
LOSS FROM OPERATIONS........................................      (4,892,759)
INTEREST EXPENSE............................................              --
                                                                 -----------
NET LOSS....................................................     $(4,892,759)
                                                                 ===========



                See notes to consolidated financial statements.

                               BIT INVESTORS, LLC



                   CONSOLIDATED STATEMENT OF MEMBERS' DEFICIT



                                                       ADDITIONAL                       TOTAL
                                                       CONTRIBUTED    ACCUMULATED     MEMBER'S
                                             AMOUNT      CAPITAL        DEFICIT        DEFICIT
                                             ------    -----------    -----------    -----------
Original capital contributed...............   $100     $    9,900     $        --    $    10,000
Stock compensation expense.................             4,604,526                      4,604,526
Net loss...................................                            (4,892,759)    (4,892,759)
                                              ----     ----------     -----------    -----------
Balance, December 31, 1997.................   $100     $4,614,426     $(4,892,759)   $  (278,233)
                                              ====     ==========     ===========    ===========



                See notes to consolidated financial statements.

                               BIT INVESTORS, LLC



                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                  PERIOD FROM
                                                               JULY 24, 1997 TO
                                                               DECEMBER 31, 1997
                                                               -----------------
OPERATING ACTIVITIES:
  Net loss..................................................      $(4,892,759)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................            2,314
     Compensation expense on issuance of common stock.......        4,604,526
     Cash provided by (used in) operating working capital:
       Prepaid expenses and other current assets............             (881)
       Accounts payable and accrued liabilities.............        1,112,756
                                                                  -----------
          Net cash provided by operating activities.........          825,956
                                                                  -----------
INVESTING ACTIVITIES -- Capital expenditures................         (138,830)
                                                                  -----------
FINANCING ACTIVITIES:
  Deferred offering costs...................................       (1,950,000)
  Short-term borrowings.....................................        1,805,000
  Capital contributions.....................................           10,000
                                                                  -----------
          Net cash used in financing activities.............         (135,000)
                                                                  -----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................          552,126
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................               --
                                                                  -----------
  End of period.............................................      $   552,126
                                                                  ===========
SUPPLEMENTAL INFORMATION:
  Interest paid.............................................      $        --
                                                                  ===========
  Income taxes paid.........................................      $        --
                                                                  ===========



                See notes to consolidated financial statements.

                               BIT INVESTORS, LLC



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS


     BIT Investors, LLC, a Texas limited liability company ("BITI" or the "Company") was founded in July 1997 to create a single-source provider of a wide range of IT services to Fortune 1000 organizations. The shareholders of the Company have entered into a share exchange agreement with BrightStar Information Technology Group, Inc., a Delaware corporation ("BrightStar"), to exchange (the "Share Exchange") all outstanding common stock of BIT Group Services, Inc., a Texas corporation and a wholly owned subsidiary of BITI ("BITG"), for BrightStar common stock ("Common Stock"). BrightStar has entered into agreements to acquire (the "Acquisitions") all of the common stock or substantially all the net assets of seven established IT service providers (the "Founding Companies") concurrently with the Share Exchange and the completion of an initial public offering (the "Offering") of Common Stock. BrightStar was formed in October 1997 as a wholly owned subsidiary of BITG.


     The Company has not conducted any operations, other than payment of salary to certain officers, and all activities to date have related to the Offering and the Acquisitions. The Company's cash balances were provided from advances from its stockholders and loans from BITI. There is no assurance that the pending Share Exchange, Acquisitions or Offering will be completed or that the Company or BrightStar will be able to generate future operating revenue.


     The accompanying consolidated financial statements include the accounts of BITI, BITG and BrightStar. All significant intercompany accounts and transactions have been eliminated in consolidation.


2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents -- The Company's cash equivalents consist of liquid financial instruments with original maturities of three months or less.

     Property and Equipment -- The Company's various items of property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of primarily five years.

     Deferred Offering Costs -- The Company's deferred offering costs primarily consist of costs incurred for the Offering. These costs, which include legal, accounting and financial advisory fees, have been deferred and relate to the Offering.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, short-term debt, and notes payable, the carrying values of which are reasonable estimates of their fair values due to their short-term maturities or current interest rates.

     Federal Income Taxes -- Deferred tax assets of approximately $328,000 as of December 31, 1997 consist primarily of net operating loss carryforwards and are offset by a valuation allowance. SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. Due to the uncertain nature of their ultimate realization, the Company has established a full valuation allowance against carryforward benefits and is recognizing the benefits only as reassessment demonstrates they are realizable. Realization is entirely dependent upon future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carryforwards will be recorded in future operations as a reduction of the Company's income tax expense.

                               BIT INVESTORS, LLC

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Computer equipment..........................................    $ 56,604
Furniture, fixtures and equipment...........................      82,226
                                                                --------
          Total.............................................     138,830
Less accumulated depreciation and amortization..............       2,314
                                                                --------
          Property and equipment -- net.....................    $136,516
                                                                ========


4. SHORT-TERM BORROWINGS



     Short-term borrowings consist of the following:



                                                              DECEMBER 31
                                                                 1997
                                                              -----------
$125,000 revolving loan agreement with one of the Founding    $   15,000
  Companies which accrues interest at prime rate plus 1%
  (9.5% at December 31, 1997), has no scheduled repayment
  terms and matures at the earlier of October 31, 1998 or 30 days following the successful completion of the Offering.
Advances from Class A unitholders to be repaid following the   1,790,000
  successful completion of the Offering.
                                                              ----------
          Total                                               $1,805,000
                                                              ==========



5. STOCKHOLDER'S EQUITY


Common Stock Purchase Warrant

     In August 1997, BITG entered into an advisory agreement with an investment banking firm, and issued a warrant (the "MG Warrant") to that firm for $100. The MG warrant provides for the purchase of 50,000 shares of Common Stock at an exercise price of the lesser of $6 per share or 60 percent of the initial price to the public in the Offering and is exercisable at any time prior to August 14, 2004.

Common Stock Option

     In September 1997, BrightStar engaged Brewer-Gruenert Capital Advisors, LLC ("BGCA"), to provide consulting services regarding corporate development matters for a period of one year . In connection with the BGCA Agreement, BrightStar issued the BGCA Option giving BGCA the option to purchase the number of shares of Common Stock equal to $100,000 divided by the difference between the per share initial public offering price of the Common Stock and $6 (16,666 shares assuming an initial offering price of $12.00 per share).

Share Exchange Agreement

     In connection with the formation of BrightStar, BITG issued 100,000 shares of its common stock to BITI in consideration for a cash payment in the amount of $10,000. Effective December 15, 1997, BITI executed a share exchange agreement with BrightStar to effect the Share Exchange concurrently with the closing of the Offering. The governing regulations of BITI provide that BITI is to be dissolved and liquidated effective upon the closing of the Offering. Upon dissolution and liquidation of BITI following the closing of the Share Exchange and the Offering, (i) the holders of the Series A-1 Class A units will receive in cash their original

                               BIT INVESTORS, LLC
purchase price of $490,000 ("Purchase Price") for the units, plus shares of Common Stock having an aggregate value equal to the holder's Purchase Price, based on the initial public offering price of the Common Stock (the "IPO Price"), (ii) the holders of the Series A-2 Class A units will receive in cash their Purchase Price of $1,300,000 for the units, plus shares of Common Stock having an aggregate value equal to four times the holder's Purchase Price (based on the IPO Price), and (iii) the holders of the Class B units are entitled to receive the remaining shares of Common Stock received by BITI in the Share Exchange and the remaining cash, if any.

     In connection with the formation of BrightStar, BITG issued an aggregate of 41,958 shares of its common stock to its officers and directors (each of whom is also an officer or director of the Company) at a purchase price of $0.10 per share. Under the terms of the Share Exchange Agreement, BrightStar will exchange shares of its newly issued Common Stock for all of the outstanding capital stock of BITG (on a 8.2655-for-one basis) concurrently with the closing of the Offering. BITI will receive 553,710 shares of Common Stock in connection with the Share Exchange (of which an aggregate of 79,545 shares will then be distributed to the holders of Class B units of BITI (as described above)) and an aggregate of 474,165 shares will then be distributed to the holders of the Series A-1 and Series A-2 Class A units of BITI (as described above). In addition, an aggregate of 346,800 shares of Common Stock will be issued to members of BrightStar's management in exchange for their shares of BITG common stock.


6. STOCK COMPENSATION



     In July 1997, BITG issued 41,958 shares of common stock (which will be exchanged for 346,800 shares of Common Stock in connection with the Offering) to certain members of management. In connection with these stock issuances, compensation expense totaling $3,745,440 was recognized based upon the Company's revised estimate of the fair value of the shares issued during the period ended December 31, 1997.



     In connection with formation of BITI, BITG and the Share Exchange, the holders of BITI Class B units, who are also the founders of BITI, are entitled and will receive 79,545 shares of Common Stock in the Offering. Accordingly, compensation expense totaling $859,086 was recognized based upon the Company's revised estimate of the fair value of the shares issued during the period ended December 31, 1997.


                                  * * * * * *

                               Inside back cover


                            [DESCRIPTION OF GRAPHIC]

     Map of the World with inset map of North America with points representing office locations.

     BrightStar logo in the top right corner with "ERP*PLUS(SM) Services" under the North American map. A list of U.S. and international cities appears at the bottom of the page.

          ------------------------------------------------------------
------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT, AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                          ---------------------------

                               TABLE OF CONTENTS


                                                         PAGE
                                                         ----
Prospectus Summary......................................   3
Risk Factors............................................   7
The Company.............................................  14
Use of Proceeds.........................................  18
Dividend Policy.........................................  18
Capitalization..........................................  19
Dilution................................................  20
Selected Financial Data.................................  21
Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................  22
Business................................................  28
Management..............................................  35
Security Ownership of Certain Beneficial Owners and
  Management............................................  40
Certain Transactions....................................  41
Description of Capital Stock............................  44
Shares Eligible for Future Sale.........................  46
Underwriting............................................  48
Legal Matters...........................................  49
Experts.................................................  50
Additional Information..................................  50
Index to Financial Statements........................... F-1


                               ------------------

     UNTIL                , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE
COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------------
          ------------------------------------------------------------

          ------------------------------------------------------------
------------------------------------------------------------

                                3,750,000 SHARES


                                      LOGO


                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------

                                CIBC OPPENHEIMER

                           DAIN RAUSCHER INCORPORATED
                                           , 1998

------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts are estimates except for the fees payable to the SEC.

SEC Registration Fee........................................  $   17,811
NASD Filing Fee.............................................       6,538
NASDAQ Listing Fee..........................................      35,880
Legal Fees and Expenses.....................................     600,000
Accounting Fees and Expenses................................     800,000
Blue sky fees and expenses (including counsel fees).........       5,000
Printing Costs..............................................     300,000
Transfer Agent and Registrar fees and expenses..............      10,000
Financial and Acquisition Advisory Fees.....................   1,780,000
Miscellaneous...............................................      44,771
                                                              ----------
          Total.............................................  $3,600,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     BrightStar's Certificate of Incorporation, as amended, and Bylaws incorporate substantially the provisions of the Delaware General Corporation Law ("DGCL") providing for indemnification of directors and officers of BrightStar against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of BrightStar or is or was serving at the request of BrightStar as a director, officer or employee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     As permitted by Section 102 of the DGCL, BrightStar's Certificate of Incorporation, as amended, contains provisions eliminating a director's personal liability for monetary damages to BrightStar and its stockholders arising from a breach of a director's fiduciary duty except for liability (a) for any breach of the director's duty of loyalty to BrightStar or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if in the case of other than derivative suits such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation which is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against such person.

     The Company intends to purchase liability insurance policies covering directors and officers in certain circumstances.

     Under Section 8 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, BrightStar, its officers and directors, and persons who control BrightStar, within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is certain information concerning all sales of securities by BrightStar that were not registered under the Securities Act.

     Effective October 17, 1997, BrightStar issued and sold 100 shares of Common Stock to BITG for $1,000.

     Concurrently with the closing of the Offering and pursuant to the Share Exchange Agreement dated as of December 15, 1997, (i) the Company will issue to BITI an aggregate of 553,710 shares of Common Stock in exchange for all the shares of common stock of BITG held by BITI and (ii) the Company will issue up to an aggregate of 346,800 shares of Common Stock in exchange for all the shares of common stock of BITG held by members of BrightStar's management, as follows:
42,900 shares to George M. Siegel; 70,000 shares to Marshall G. Webb; 60,000 shares to Thomas A. Hudgins; 60,000 shares to Daniel M. Cofall; 60,000 shares to Michael A. Sooley; 33,900 shares to Tarrant Hancock; and 20,000 shares to Mark
D. Diggs. In connection with the Share Exchange, BrightStar assumed all obligations of the issuer pursuant to the MG Warrant, which provides for the purchase of up to 50,000 shares of Common Stock, at a per share exercise price equal to the lesser of $6.00 or 60% of the initial public offering price per share of the Common Stock (the "IPO Price"), and all obligations of the issuer pursuant to the BGCA Option, which provides for the purchase of up to a number of shares of Common Stock equal to the amount obtained by dividing $100,000 by the IPO Price, at an exercise price of $6.00 per share.

     Concurrently with the closing of the Offering, the Company will issue to SCS America, SCS Australia and the Stockholders of the other Founding Companies an aggregate of 2,688,225 shares of Common Stock in connection with the Acquisitions in consideration of substantially all the assets of SCS America and SCS Australia and all of the outstanding capital stock of the other Founding Companies.

     The sales and issuances of the securities by BrightStar, by BITG to BITI and to BrightStar's management and by BITI to its members, referenced above were or will be, as applicable, exempt from registration under the Securities Act pursuant to Section 4(2) thereof as transactions not involving any public offerings, with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof.

     See "Certain Transactions" for a discussion of the issuance of shares of Common Stock in connection with the Acquisitions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


          1.1            -- Form of Underwriting Agreement.
         +3.1            -- Certificate of Incorporation, as amended.
         +3.2            -- Bylaws.
         +4.1            -- Specimen Common Stock Certificates.
         +4.2            -- Agreement and Plan of Exchange dated December 15, 1997
                            among BrightStar, BITG, BITI and the holders of the
                            outstanding capital stock of BITG.
         +4.3            -- Warrant dated as of August 14, 1997 issued to McFarland,
                            Grossman and Company, Inc.
         +4.4            -- Option Agreement dated as of December 16, 1997 between
                            BrightStar and Brewer-Gruenert Capital Advisors, LLC.
         +5.1            -- Opinion of Chamberlain, Hrdlicka, White, Williams &
                            Martin as to the legality of the securities being
                            registered.

        +10.1            -- BrightStar 1997 Long-Term Incentive Plan.
        +10.2            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of Brian
                            R. Blackmarr and Associates, Inc.
        +10.3            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of
                            Integrated Controls, Inc.
        +10.4            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of
                            Mindworks Professional Education Group, Inc.
        +10.5            -- Agreement and Plan of Exchange by and among BrightStar,
                            Software Consulting Services America, LLC and the holders
                            of the outstanding ownership interests of Software
                            Consulting Services America, LLC.
        +10.6            -- Agreement and Plan of Exchange by and among BrightStar
                            and Software Consulting Services Pty. Ltd. in its
                            capacity as Trustee of the Software Consulting Services
                            Unit Trust and the holders of all of the outstanding
                            ownership interests in the Software Consultants Unit
                            Trust.
        +10.7            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of
                            Software Innovators, Inc.
        +10.8            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holder of the outstanding capital stock of Zelo
                            Group, Inc. and Joel Rayden.
        +10.9            -- Form of Employment Agreement between BrightStar and
                            Marshall G. Webb, Thomas A. Hudgins and Daniel M. Cofall.
        +10.10           -- Form of Employment Agreement between Brian R. Blackmarr and Associates, Inc. and Brian R. Blackmarr.
         10.11           -- Letter Agreement dated August 14, 1997 between BITG and
                            McFarland, Grossman and Company, Inc., and amended as of
                            March 17, 1998
        +10.12           -- Letter Agreement dated September 26, 1997 between BITG
                            and Brewer-Gruenert Capital Advisors, LLC, and amended as
                            of December 15, 1997.
        +10.13           -- Loan Agreement dated October 16, 1997 between BITI and
                            BITG.
        +10.14           -- Form of Stock Repurchase Agreement between BrightStar and
                            Marshall G. Webb, Daniel M. Cofall, Thomas A. Hudgins,
                            and Michael A. Sooley.
        +10.15           -- R/3 Regional Implementation Partner Agreement dated July
                            10, 1995 between Software Consulting Services America,
                            LLC and SAP America, Inc.
        +10.16           -- R/3 National Implementation Partner Agreement dated March
                            14, 1995 between Software Consulting Services Pty. Ltd.
                            and SAP Australia Pty. Ltd.
        +10.17           -- Form of Employment Agreement between Software Innovators,
                            Inc. and Mark D. Diggs.
         10.18           -- Form of Agreement Regarding Repurchase of Stock by and
                            among BrightStar, George M. Siegel, Marshall G. Webb,
                            Thomas A. Hudgins, Daniel M. Cofall, Mark D. Diggs,
                            Michael A. Sooley, Michael B. Miller, and Tarrant Hancock
        +21.1            -- List of Subsidiaries of the Company.
         23.1            -- Consent of Deloitte & Touche, LLP.
         23.2            -- Consent of Deloitte Touche Tohmatsu.
        +23.3            -- Consent of Chamberlain, Hrdlicka, White, Williams &
                            Martin (included in Exhibit 5.1).
        +23.4            -- Consent of Brian R. Blackmarr to be named as a director.
        +23.5            -- Consent of Jennifer T. Barrett to be named as a director.
        +24.1            -- Power of Attorney.


---------------


+ Previously filed


     (b) Financial Statement Schedules

     All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purposes of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on March 24, 1998.


                                            BRIGHTSTAR INFORMATION
                                            TECHNOLOGY GROUP, INC.

                                            By:    /s/ MARSHALL G. WEBB
                                             -----------------------------------
                                                      Marshall G. Webb
                                                        President and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated as of March 24, 1998.


                      SIGNATURE                                                TITLE
                      ---------                                                -----

                  GEORGE M. SIEGEL*                         Chairman of the Board of Directors
-----------------------------------------------------
                  George M. Siegel

                /s/ MARSHALL G. WEBB                        President, Chief Executive Officer, Director
-----------------------------------------------------         (Principal Executive Officer)
                  Marshall G. Webb

                /s/ DANIEL M. COFALL                        Executive Vice President, Chief Financial
-----------------------------------------------------         Officer and Treasurer (Principal Financial
                  Daniel M. Cofall                            and Accounting Officer)

              *By: /s/ MARSHALL G. WEBB
  ------------------------------------------------
                  Marshall G. Webb
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBITS                                 DESCRIPTION
        --------                                 -----------

          1.1            -- Form of Underwriting Agreement.
         +3.1            -- Certificate of Incorporation, as amended.
         +3.2            -- Bylaws.
         +4.1            -- Specimen Common Stock Certificates.
         +4.2            -- Agreement and Plan of Exchange dated December 15, 1997
                            among BrightStar, BITG, BITI and the holders of the
                            outstanding capital stock of BITG.
         +4.3            -- Warrant dated as of August 14, 1997 issued to McFarland,
                            Grossman and Company, Inc.
         +4.4            -- Option Agreement dated as of December 16, 1997 between
                            BrightStar and Brewer-Gruenert Capital Advisors, LLC.
         +5.1            -- Opinion of Chamberlain, Hrdlicka, White, Williams &
                            Martin as to the legality of the securities being
                            registered.
        +10.1            -- BrightStar 1997 Long-Term Incentive Plan.
        +10.2            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of Brian
                            R. Blackmarr and Associates, Inc.
        +10.3            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of
                            Integrated Controls, Inc.
        +10.4            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of
                            Mindworks Professional Education Group, Inc.
        +10.5            -- Agreement and Plan of Exchange by and among BrightStar,
                            Software Consulting Services America, LLC and the holders
                            of the outstanding ownership interests of Software
                            Consulting Services America, LLC.
        +10.6            -- Agreement and Plan of Exchange by and among BrightStar
                            and Software Consulting Services Pty. Ltd. in its
                            capacity as Trustee of the Software Consulting Services
                            Unit Trust and the holders of all of the outstanding
                            ownership interests in the Software Consultants Unit
                            Trust.
        +10.7            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holders of the outstanding capital stock of
                            Software Innovators, Inc.
        +10.8            -- Agreement and Plan of Exchange by and among BrightStar
                            and the holder of the outstanding capital stock of Zelo
                            Group, Inc. and Joel Rayden.
        +10.9            -- Form of Employment Agreement between BrightStar and
                            Marshall G. Webb, Thomas A. Hudgins and Daniel M. Cofall.
        +10.10           -- Form of Employment Agreement between Brian R. Blackmarr and Associates, Inc. and Brian R. Blackmarr.
         10.11           -- Letter Agreement dated August 14, 1997 between BITG and
                            McFarland, Grossman and Company, Inc., and amended as of
                            March 17, 1998.
        +10.12           -- Letter Agreement dated September 26, 1997 between BITG
                            and Brewer-Gruenert Capital Advisors, LLC, and amended as
                            of December 15, 1997.
        +10.13           -- Loan Agreement dated October 16, 1997 between BITI and
                            BITG.
        +10.14           -- Form of Stock Repurchase Agreement between BrightStar and
                            Marshall G. Webb, Daniel M. Cofall, Thomas A. Hudgins,
                            and Michael A. Sooley.
        +10.15           -- R/3 Regional Implementation Partner Agreement dated July
                            10, 1995 between Software Consulting Services America,
                            LLC and SAP America, Inc.
        +10.16           -- R/3 National Implementation Partner Agreement dated March
                            14, 1995 between Software Consulting Services Pty. Ltd.
                            and SAP Australia Pty. Ltd.
        +10.17           -- Form of Employment Agreement between Software Innovators,
                            Inc. and Mark D. Diggs.

        EXHIBITS                                 DESCRIPTION
        --------                                 -----------
         10.18           -- Form of Agreement Regarding Repurchase of Stock by and
                            among BrightStar, George M. Siegel, Marshall G. Webb,
                            Thomas A. Hudgins, Daniel M. Cofall, Mark D. Diggs,
                            Michael A. Sooley, Michael B. Miller, and Tarrant Hancock
        +21.1            -- List of Subsidiaries of the Company.
         23.1            -- Consent of Deloitte & Touche, LLP.
         23.2            -- Consent of Deloitte Touche Tohmatsu.
        +23.3            -- Consent of Chamberlain, Hrdlicka, White, Williams &
                            Martin (included in Exhibit 5.1).
        +23.4            -- Consent of Brian R. Blackmarr to be named as a director.
        +23.5            -- Consent of Jennifer T. Barrett to be named as a director.
        +24.1            -- Power of Attorney.


---------------


+ Previously filed.